    As filed with the Securities and Exchange Commission on February 6, 1998
                                                           REGISTRATION NO. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                                  HALIS, INC.
             (Exact name of Registrant as specified in its charter)

             GEORGIA                                            58-1366235
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                           Identification No.)

                                9040 ROSWELL ROAD
                                    SUITE 470
                             ATLANTA, GEORGIA 30350
                                 (770) 641-5555
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                PAUL W. HARRISON,
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          9040 ROSWELL ROAD, SUITE 470
                             ATLANTA, GEORGIA 30350
                                 (770) 641-5555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:


                             WILLIAM L. MEYER, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3500

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================  ======================= ========================  =======================  ========================
                                         Amount              Proposed maximum             Proposed
    TITLE OF EACH CLASS OF                to be               offering price          maximum aggregate            Amount of
  SECURITIES TO BE REGISTERED        registered (1)              per unit              offering price         registration fee(2)
-------------------------------  ----------------------- ------------------------  -----------------------  ------------------------
$.01 par value common stock             1,155,450                  $.44                   $508,398                    $150
===============================  ======================= ========================  =======================  ========================

(1) The shares of Common Stock are being registered hereby for the account of certain shareholders of the Company. No other shares of Common Stock are being registered pursuant to this offering. Pursuant to Rule 416, this Registration Statement also covers such indeterminate number of additional shares of Common Stock as may be issued because of future stock dividends, stock distributions, stock splits, or similar capital readjustments.

(2)     Computed in accordance with Rule 457(c).


     The prospectus included in this Registration Statement also relates to the Registrant's Registration Statement on Form S-2 (Registration No. 333-3445), as permitted by Rule 429 under the Securities Act of 1933, as amended.

                        --------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                                46,491,159 SHARES

                                   HALIS, INC.

                                  COMMON STOCK

                                 --------------

     The 46,491,159 shares of Common Stock, $0.01 par value per share (the "Common Stock") of HALIS, Inc. ("HALIS" or the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter collectively referred to as the "Selling Shareholders." All of the shares covered hereby will only be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the shares sold by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     The Common Stock is traded on the Nasdaq Bulletin Board under the symbol "HLIS." On February 3, 1998, the average of the closing bid and asked price for the Common Stock, as reported on the Nasdaq Bulletin Board, was $ .44 per share.

                                 --------------

          SEE"RISK FACTORS" ON PAGES 5 TO 9 FOR A DISCUSSION OF CERTAIN
             FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN
                 INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




=====================================================  =============  ===================  =================  ===============
                                                         OFFERING        UNDERWRITING         PROCEEDS TO        PROCEEDS
                                                         PRICE TO        DISCOUNTS AND          SELLING             TO
                                                          PUBLIC          COMMISSIONS        SHAREHOLDERS         COMPANY
-----------------------------------------------------  -------------  -------------------  -----------------  ---------------
     Per Share.......................................    See Text          See Text            See Text          See Text
     Total ..........................................      Below             Below               Below             Below
=====================================================  =============  ===================  =================  ===============


     The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the Selling Shareholders. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $75,000. See "Plan of Distribution."

                                ----------------

                 The date of this Prospectus is February , 1998

                              AVAILABLE INFORMATION

         The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

         The Company has filed a Registration Statement on Form S-2 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

        1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996;

        2. The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997;

        3. The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997;

        4. The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997;

        5. The Company's Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 1997;

        6.      The Company's Current Report on Form 8-K dated January 10, 1997;

        7. The Company's Amendment No. 1 on Form 8-K/A dated March 28, 1997 to its Current Report on Form 8-K dated January 10, 1997;

        8.      The Company's Current Report on Form 8-K dated January 24, 1997;

        9. The Company's Amendment No. 1 on Form 8-K/A dated April 7, 1997 to its Current Report on Form 8-K dated January 24, 1997;

        10.     The Company's Current Report on Form 8-K dated January 31, 1997;

        11. The Company's Amendment No. 1 on Form 8-K/A dated April 16, 1997 to its Current Report on Form 8-K dated January 31, 1997;

        12.     The Company's Current Report on Form 8-K dated May 2, 1997;

        13. The Company's Amendment No. 1 on Form 8-K/A dated July 16, 1997 to its Current Report or Form 8-K dated May 2, 1997;

        14.     The Company's Current Report on Form 8-K dated July 7, 1997;

        15. The Company's Amendment No. 1 on Form 8-K/A dated September 18, 1997 to its Current Report on Form 8-K dated July 7, 1997;

        16.     The Company's Current Report on Form 8-K dated July 31, 1997;

        17. The Company's Amendment No. 1 on Form 8-K/A dated October 13, 1997 to its Current Report on Form 8-K dated July 31, 1997;

        18.     The Company's Current Report on Form 8-K dated December 30,
                1997;

        19.     The Company's Current Report on Form 8-K dated December 31,
                1997;

        20.     The Company's Current Report on Form 8-K dated January 5, 1998;

        21. The information contained under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation," "Certain Transactions" and "Compliance with
                Section 16(a) of the Securities Exchange Act of 1934" contained in the Company's Definitive Proxy Statement dated November 20, 1997; and

        22. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on October 9, 1987;

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Larry Fisher, Executive Vice President, HALIS, Inc., 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350, telephone number (770) 641-5555.

                                   THE COMPANY

         HALIS, Inc. ("HALIS" or the "Company"), based in Atlanta, Georgia, is a publicly traded company and supplier of information technology and services, focusing on the healthcare industry. HALIS currently is implementing a corporate strategy which combines external acquisitions and internal sales growth, including the development of business partner relationships.

         HALIS has offices in Atlanta, Chicago and Tampa and intends to expand its geographic presence to Texas, California and the Northeast. The Atlanta operation includes sales, service, and consulting functions, and currently serves as the HALIS national Customer Service Center. The Chicago facility performs healthcare technology-driven services and may serve as the Company's outsourcing center for customers who wish to take advantage of the HALIS technology, but do not wish to operate their own internal systems. The Tampa office provides management, billing and related administrative services to healthcare providers.

         Utilizing advanced healthcare models and information technology not previously available to the marketplace, HALIS has developed HALIS Healthcare Enterprise System, a single program for the healthcare industry. This Healthcare Enterprise System integrates all of the major functions needed by clinics, hospitals, practices, payers, long term care facilities, laboratories, pharmacies and home healthcare, the eight major markets into which HALIS competes. HALIS is currently building out the specific features required by each of these eight markets. Subsets of or all of the Healthcare Enterprise System can be used by each of these markets and can be combined to provide a complete solution for Integrated Healthcare Delivery Networks. These Networks are being formed by hospitals, clinics, payers, practice management companies, individual practices, and other entities which are involved in the delivery and management of healthcare services.

         The Company's systems business will be targeted to healthcare industry participants such as physician practices, HMO's, home healthcare providers and hospitals. The Company expects to capitalize on the healthcare industry's demand for more software variety, updates, convenience, lower pricing, and better support services. In addition, the Company will provide information management systems to management companies to help manage their point-of-care systems information. For example, in the healthcare industry, the Company will provide an information management system to managed care organizations that will aid in managing the networks of medical practices.

         The Company's executive offices are located at 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350 and its telephone number is (770) 641-5555.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY. EXCEPT FOR HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE, THE MATTERS DISCUSSED HEREIN AND THEREIN CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SUGGESTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION, THE EFFECT OF ECONOMIC CONDITIONS, PRODUCT DEMAND, COMPETITIVE PRODUCTS AND OTHER RISKS DETAILED HEREIN AND IN THE COMPANY'S OTHER FILINGS WITH THE COMMISSION.

         THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL ATTENTION TO THE FOLLOWING STATEMENTS RESPECTING CERTAIN RISKS APPLICABLE TO THE OFFERING.

         Uncertainty of Market Acceptance; Reliance on a Limited Number of Products. HALIS' Healthcare Enterprise System is a new technology. Achieving market acceptance for HALIS' products will require substantial marketing efforts and expenditure to inform potential customers of the distinctive characteristics and benefits of these products. Since HALIS has limited marketing experience, financial and other resources to undertake extensive independent marketing activities, there can be no assurance that HALIS will be able to market its products successfully. Furthermore, HALIS is dependent on a limited number of products and on one technology for most of its revenues. There can be no assurance that HALIS will be able to commercialize its healthcare information technology profitably.

         Working Capital Requirements; Need for Additional Financing. HALIS will require additional capital or other financing to finance its operations and continued growth. There can be no assurance that HALIS will be able to obtain such financing if and when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to HALIS. If the Board of Directors of HALIS determines to obtain additional capital through the issuance of additional equity securities of HALIS, there can be no assurance that such shares will be issued at prices or on terms equal to the offering price and terms of this offering. Any such future equity financing could be dilutive to shareholders of the Company.

         Acquisitions and Integration. An important element of HALIS' business strategy is to expand through acquisitions. HALIS' future success is dependent upon its ability to finance acquisitions and effectively integrate acquired businesses with HALIS' operations. Although HALIS believes that it will be able to effect such integration, there can be no assurance that past or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, the financial performance of HALIS is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. Although HALIS has made a number of acquisitions over the past eighteen months, there can be no assurance that HALIS' acquisition strategy will be successful. Without a successful acquisition strategy, HALIS believes that its prospects for revenue growth are significantly reduced.

         Limited History of Profitability. HALIS has not reported any profits for a full year of operations since fiscal 1991. In addition, each of the companies which HALIS has recently acquired has a limited operating history. There can be no certainty regarding HALIS' ability to achieve or sustain profitability in the future.

         Healthcare Industry and Marketing Changes. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and other operational aspects of the healthcare industry. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures. A number of lawmakers have announced that they intend to propose programs to reform the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for HALIS' customers. Cost containment measures instituted by healthcare providers could result in greater selectivity in the allocation of capital funds, which could have an adverse effect on HALIS' ability to sell its products and services. HALIS cannot predict with any certainty what effect, if any, such proposals or healthcare reforms might have on its business, financial condition or results of operations.

         In addition, the healthcare industry is currently undergoing significant consolidation of healthcare providers resulting in a smaller number of larger healthcare delivery enterprises. The changing industry profile produced by this consolidation could have an adverse impact on HALIS' margins and revenues due to increased competition.

         Control by Paul Harrison. Paul Harrison, the Chairman of the Board, Chief Executive Officer and President of HALIS, exercises voting control over approximately 34% of the outstanding shares of Common Stock of HALIS. As a result of such concentration of ownership, Mr. Harrison has the ability to exert significant influence on the policies and affairs of the Company and corporate actions requiring shareholder approval, including the election of the members of the Board of Directors. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, and could also affect the price that investors might be willing to pay in the future for shares of Common Stock.

         Dependence on Management and Key Personnel. The success of HALIS depends to a large degree upon the personal efforts and ability of its Chief Executive Officer and President, Paul Harrison, and its Executive Vice President, Chief Administrative Officer and Secretary, Larry Fisher. The loss of the services of either Mr. Harrison or Mr. Fisher would have a materially adverse effect on HALIS. HALIS has entered into employment agreements with Messrs. Harrison and Fisher. HALIS does not maintain key man life insurance on any of its executives.

         The Company's future operating results also depend in significant part upon the continued service of its key technical, consulting and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial or technical personnel or attract such personnel in the future. The Company has at times experienced difficulty recruiting qualified personnel, and there can be no assurance that the Company will not experience such difficulties in the future. The Company actively recruits qualified product development, consulting and sales and marketing personnel. If the Company is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on the Company's business, operating results and financial condition.

         Technological Change; Proprietary Technology. Future advances in the healthcare information systems industry could lead to new technologies, products or services that are competitive with the products and services offered by HALIS. HALIS' success will depend, in part, on its ability to be responsive to technological developments and challenges. Such technological advances could also lower the cost of such products and services or otherwise result in competitive pricing pressures, which could have an adverse effect on HALIS. To remain competitive in the evolving healthcare information systems marketplace, HALIS must develop new products on a timely basis. The failure to develop competitive products or to introduce new products on a timely basis could have an adverse effect on HALIS' future financial performance.

         Protection of Proprietary Information. HALIS does not have any patents or registered copyrights and does not anticipate obtaining any patents or registered copyrights in the near future. HALIS treats its software and related technical data as confidential and relies on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect what it regards as proprietary information. Competitors and customers may nevertheless be able to copy certain functional aspects of HALIS' products. In addition, under the terms of certain agreements by which HALIS licenses its software for inclusion in software systems marketed by other manufacturers, HALIS has been required to place in escrow the source code for the licensed software. In the event of a default by HALIS in its performance under such agreements, the licensee would be entitled to receive and retain such source code for its own use.

         Competition. The industry in which HALIS operates is highly competitive and subject to continuing change in the manner in which products and services are marketed and vendors are selected by customers. The primary competitive factors are scope and quality of products and service and support capabilities. Certain current and potential competitors have significantly greater resources than HALIS.

         Limited Trading Volume; Shares Eligible for Future Sale. On October 30, 1992, HALIS' Common Stock ceased quotation on the NASDAQ Small Cap Market. Price information on HALIS' Common Stock is now available on the NASDAQ "Bulletin Board." HALIS has experienced limited trading volume in its stock historically. There is no assurance that a public market for HALIS' securities will continue to be made or that shareholders will be able to avail themselves of a public trading market for the Common Stock in the future.

         Moreover, sales and potential sales of substantial amounts of the Company's Common Stock in the public market pursuant to this Prospectus, Rule 144 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.

         No Dividends. HALIS has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of HALIS' Board of Directors is to retain all available earnings for use in the operation and expansion of HALIS' business.

         Possible Issuance of Preferred Stock. HALIS is authorized to issue up to 5,000,000 shares of Preferred Stock, $.10 par value. Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No Preferred Stock is currently outstanding, and HALIS has no present plans for the issuance thereof. The issuance of any series of Preferred Stock could affect the rights of the holders of Common Stock, and therefore, reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares of Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict HALIS' ability to merge with or sell its assets to a third party.

         Possible Volatility of Stock Price. The market price of the Common Stock may be subject to significant fluctuations in response to HALIS' operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the offering price herein. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, which have often been unrelated to the operating performance of particular companies. Such fluctuations and factors such as announcements of technological innovations or new products by HALIS or its competitors or third parties, as well as market conditions in the computer software or hardware industries and healthcare reform measures, may have a significant effect on the market price of HALIS' Common Stock.

         Fluctuations in Quarterly Performance. HALIS' product sales will be derived primarily from the sale of software systems and related services in the healthcare industry, the market for which is still developing. Accordingly, HALIS' quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. HALIS' total revenues and net income levels could also be adversely affected by cancellations or delays of orders, interruptions or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements by HALIS or its competitors, increased competition and reductions in average selling prices.

         Pending Litigation. In February 1997, a complaint was filed in the State Court of Fulton County, Georgia alleging, among other things, breach of contract in connection with the termination by HALIS of its merger agreement with Advanced Custom Computer Solutions, Inc. ("ACCS"), which HALIS advised ACCS was terminated in November 1996 due to the impossibility of ACCS' fulfilling certain conditions to closing therein. In addition, the complaint alleges that the defendants made false and misleading statements to the plaintiffs for the purpose of inducing plaintiffs to lend money to HALIS. The complaint seeks damages in the amount of at least $2.0 million (the exact amount of such damages to be proved at trial), additional damages to be determined by the jury at trial and punitive damages. HALIS has answered denying the allegations of liability in the complaint and intends to vigorously contest the lawsuit. There can be no assurance, however, that HALIS will be successful in its defense or that the resolution of this matter will not have a material adverse effect on the financial condition or results of operation of HALIS. See "Business--Legal Proceedings."

         In August 1995, HALIS entered into a Finders Fee Agreement with Penny Sellers, pursuant to which HALIS agreed to pay Ms. Sellers a commission equal to 10% of the amount of any equity investments in HALIS or software licensing fees paid to HALIS in respect of transactions introduced to HALIS by Ms. Sellers. The compensation payable to Ms. Sellers pursuant to the Finders Fee Agreement was limited to $500,000. In late August 1995, Ms. Sellers introduced HALIS to the principals of AUBIS, L.L.C. ("AUBIS"). To date, HALIS has paid $19,350 to Ms. Sellers, which represents 10% of the investment made by the principals of AUBIS in a private placement of convertible notes (in which private placement other investors besides the AUBIS principals participated) and 10% of the amounts received by HALIS from the sale of Fisher Restaurant Management Systems by AUBIS. See "Business--Legal Proceedings."

         Ms. Sellers has claimed that the entirety of a convertible notes offering completed in 1996 (in which an aggregate of $1,470,000 was raised by HALIS) would not have been successful but for her introduction of the AUBIS principals to HALIS. As a result, Ms. Sellers has made a claim for 10% of all amounts raised in the notes offering. Ms. Sellers has also made a claim, based on the same rationale, to 10% of all future capital funding raised by HALIS (up to the $500,000 maximum compensation). In this regard HALIS has recently completed a private placement which raised gross proceeds of approximately $2,000,000. Finally, Ms. Sellers has made a claim for 10% of the value of AHS, ASI, and HSI, which were acquired by HALIS in November, 1996. Ms. Sellers filed suit with respect to these claims against HALIS, Larry Fisher and Paul W. Harrison on July 13, 1997, in the State Court of Fulton County, Georgia seeking actual damages from the Company and Messrs. Fisher and Harrison in the amount of $480,534.70 and punitive damages from Messrs. Fisher and Harrison in the amount of $1,000,000. HALIS' management believes that these claims are outside the scope of the Finders' Fee Agreement and intends vigorously to contest them. There can be no assurance, however, that HALIS will be successful in its defense or that the resolution of this matter will not have a material adverse effect on the financial condition or results of operation of HALIS. See "Business--Legal Proceedings."

         HALIS is also party to litigation that it believes to be immaterial with respect to amount and is not disclosed herein.

                                    BUSINESS

GENERAL

         HALIS, based in Atlanta, Georgia, is a publicly traded company and supplier of information technology and services, focusing on the healthcare industry. HALIS currently is implementing a corporate strategy which combines external acquisitions and internal sales growth, including the development of business partner relationships.

         HALIS has offices in Atlanta, Chicago and Tampa and intends to expand its geographic presence to Texas, California and the Northeast. The Atlanta operation includes sales, service, and consulting functions, and currently serves as the HALIS national Customer Service Center. The Chicago facility performs healthcare technology-driven services and may serve as the Company's outsourcing center for customers who wish to take advantage of the HALIS technology, but do not wish to operate their own internal systems. The Tampa office provides management, billing and related administrative services to health care providers.

         Utilizing advanced healthcare models and information technology not previously available to the marketplace, HALIS has developed HALIS Healthcare Enterprise System, a single program for the healthcare industry. This Healthcare Enterprise System integrates all of the major functions needed by clinics, hospitals, practices, payers, long term care facilities, laboratories, pharmacies and home healthcare, the eight major markets into which HALIS competes. HALIS is currently building out the specific features required by each of these eight markets. Subsets of or all of the Healthcare Enterprise System can be used by each of these markets and can be combined to provide a complete solution for Integrated Healthcare Delivery Networks. These Networks are being formed by hospitals, clinics, payers, practice management companies, individual practices, and other entities which are involved in the delivery and management of healthcare services.

         The Company's systems business will be targeted to healthcare industry participants such as physician practices, HMO's, home healthcare providers and hospitals. The Company expects to capitalize on the healthcare industry's demand for more software variety, updates, convenience, lower pricing, and better support services. In addition, the Company will provide information management systems to management companies to help manage their point-of-care systems information. For example, in the healthcare industry, the Company will provide an information management system to managed care organizations that will aid in managing the networks of medical practices.

COMPANY BACKGROUND

         The predecessor of HALIS, Inc., Fisher Business Systems, Inc. ("Fisher"), was organized in 1979 by Larry Fisher to provide vertical software applications for potential business users of IBM minicomputers. The initial applications provided by Fisher consisted principally of business management software directed at a variety of different businesses, including pharmacies, supermarkets and general retail, as well as restaurants. Spurred by the introduction of the IBM Personal Computer, or "PC," Fisher developed its own proprietary PC-based


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



business applications software in 1984. At the same time, Fisher's previously diffuse marketing approach was restructured to focus on its most successful market niche - the restaurant industry.

         Due to a downturn in its business in 1994, Fisher was unable to commit sufficient resources to continue research and development of its products to keep pace in the hospitality market place, undermining its competitive position. In 1995, Fisher's Board of Directors concluded that Fisher needed a significant shift in its strategic plan to continue in business. As a consequence, Fisher developed a strategy to grow its business through the acquisition of select software companies in the hospitality and healthcare markets. See "--Company Strategy."

         Pursuant to this strategy, HALIS, Inc. (f/k/a Fisher Business Systems, Inc., the "Company") issued 15,000,000 shares (66.8%) of its common stock in exchange for 100% of the capital stock of AUBIS Hospitality Systems, Inc. ("AHS"), AUBIS Systems Integration, Inc. ("ASI"), and HALIS Software, Inc. ("HIS"), which included ProHealth Solutions, Inc., on November 19, 1996. The acquisitions were accounted for as the reverse acquisition of HALIS, Inc. by an "accounting entity" consisting of AHS, ASI, and HSI (collectively, the "Predecessors") because, following the transaction, the former shareholders of AHS, ASI, and HSI were in control of the Company. Accordingly, the financial statements of the Company are the financial statements of the "accounting entity" adjusted for the assumed acquisition of the net assets of HALIS, Inc. in exchange for the issuance of HALIS, Inc. common stock outstanding before the transaction. The net assets of the Predecessors are accounted for at their historical cost. In accordance with purchase accounting principles pursuant to Accounting Principles Board Statement No. 16, Business Combinations (APB 16), the Company accounted for the net assets of HALIS, Inc. acquired at the fair value of such net assets as of November 19, 1996.

         The Company made three additional acquisitions in January 1997, one additional acquisition in May 1997, and two additional acquisitions in July 1997. See "--Recent Acquisitions." The Company made three dispositions in December 1997. See "--Recent Dispositions."

INDUSTRY BACKGROUND

         The healthcare industry is undergoing change at an unprecedented rate. As a user of healthcare services, most people have direct experience with some of these changes. Hospitals are buying physician practices; individual practices are combining their efforts and forming independent practice associations; physician practice management companies are either buying or managing groups of practices and clinics; and insurance companies are entering many of these markets.

         The implications of these changes are numerous, but one of the key factors in the success of each of these organizations is the availability of information throughout the organization, beginning at the point of service. It is estimated that as many as 90 manual steps are required to service a patient and process a claim generated by an office visit. The process is fraught with error. The physician often does not know all of the patient's history, and if and how much he or she will be paid for the performance of a given service due to the complexities in the benefit plans and management contracts under which the practice operates.

         As a result of the new healthcare environment, management expects significant increases in spending on healthcare technology and related services over the next several years. Historically, the industry has spent approximately two to three percent of its revenues on information technology and services, compared to six to ten percent of revenues for companies in other industries, according to published research reports. Management believes that, over the next several years, spending on healthcare technology and related services will approach the levels experienced by other industries. This trend, combined with the overall growth of the health care industry, is expected by management to yield significant opportunities for companies who deliver information technology products and services to the healthcare market.

         Healthcare delivery costs have increased dramatically in recent years. The growing influence of managed care has resulted in increasing pressure on participants in the healthcare system to contain costs. Accordingly, healthcare systems are migrating toward more managed care reimbursement, including discounted fee for service and capitation. Under capitation, providers are paid a predetermined fee per individual to provide all healthcare services, thereby assuming the potential financial risks of escalating healthcare costs.

         To deliver care in a more cost-effective manner, providers are forming integrated health delivery networks that may include acute-care hospitals, physicians' offices, outpatient clinics, homecare and long-term care facilities. The success of these comprehensive delivery networks is dependent upon, among other things, effectively managing and delivering information to caregivers and managers across multiple points of care.

         Traditionally, the hospital information systems market has been the largest segment of healthcare information services. According to industry analysts, the healthcare industry spent approximately $10 billion for products and services to support automated information systems in 1995, and the market is expected to reach $28 billion by the year 2000.

         The current market of healthcare and related businesses in the United States is estimated to be more than $1 trillion. International markets provide even greater opportunity. The immediate domestic market potential for the Company's software products and technology services is estimated to be a universe of 3.4 million businesses representing more than $15 billion in annual revenue.

         In addition to this expanding market opportunity, the demand for healthcare information systems is also increasing as hospitals and other providers come under increased pressure to quantify and control their costs. As a result, many providers are spending more on systems to enable them to access such information. According to the 1995 Annual HIMSS/HP Leadership Survey, an industry survey conducted by Hewlett Packard at the Healthcare Information and Management Systems Society conference, 75% of the respondents stated that their information system investments will increase at a rate of 20% or more over the next two years.

         Healthcare information systems are evolving to meet the needs of a changing marketplace. Initially, these systems were financially oriented, focusing on the ability to capture charges and generate patient bills. However, as reimbursement has shifted more toward risk sharing and capitation, providers and payers are seeking to better manage risk by controlling costs, demonstrating quality, measuring outcomes and influencing utilization. Each of these goals requires the collection, analysis and interpretation of clinical and financial information related to the delivery of healthcare.

         Management believes that the availability of a complete, timely and cost-effective patient focused information system is essential to controlling costs while providing high quality patient care. Sources of patient information usually include a number of different sites; therefore, current and historical paper records must be made available by computer to all points-of-care. All participants in the delivery network need information systems that can capture data at the point-of-care, communicate data across the continuum of care, and process and store large volumes of data necessary for the development of the computer-based longitudinal patient record.

         Information technology in healthcare has historically had a "bottoms up" approach. Software applications such as billing, admissions, claims processing, patient registration, medical records, contract management, and others were developed individually using rigid programming techniques. Over time, many of these systems were "interfaced" to each other in order to provide a more complete solution. The piecing together of these disparate applications, however, has caused significant problems in the development, implementation, and enhancement of any or all of these systems. Each time a change is made to one area of the system, many other different programs, normally written by different groups of people, have to be changed to maintain the "interface". This process results in long lead times, high costs of acquisition, on-going maintenance, and system upgrades.

         It is not uncommon for a hospital to have more than 10 different application systems (up to 50 in larger hospitals) installed to perform the functions of admissions, billing, patient registration, insurance processing, internal reporting, laboratory information, pharmacy records, contract management, and eligibility. A typical software application (including integration testing and conversion) can cost in excess of $200,000. Annual software support for the applications can run as much as $600,000 or more, and changes to the software programs create additional charges to the hospital. Physician practices face the same situation on a smaller cost scale, spending up to $20,000 or more for the initial software license fees, plus support and customization.

         There are estimated to be approximately 120 million combinations of computer instructions required to perform today's healthcare industry and enterprise-wide applications. Using traditional "hard coding" of computer instructions, this simply cannot practically be done. Therefore, most systems in the market today have difficulty producing the total solution that the changing healthcare environment demands. Traditional programming techniques do not offer a quality, cost effective path to the future for today's customers.

THE HALIS HEALTHCARE ENTERPRISE SYSTEM

         HALIS has developed an advanced healthcare information model and a single program for the healthcare industry, the HALIS Healthcare Enterprise System ("HES"). Using superior healthcare information models and advanced database techniques, HALIS offers a totally integrated, not interfaced, top down approach to healthcare information systems. The HES can be used in its entirety for an Integrated Healthcare Delivery Network, or subsets can be used for clinics, hospitals, practices, payers, long term care facilities, laboratories, pharmacies, and home healthcare providers.

         The Company's HES uses a fifth generation database system that manages data through its integrated multimedia-object, open database compliant (ODBC), and SQL-relational database. The HES technology platform consists of five major integrated parts: (i) the graphical end-user interface; (ii) the program object processor; (iii) the multimedia object database; (iv) the SQL relational and open database driver; and (v) the communications network manager.

         The HES provides a direct connection between the consumer or end-user and the ready-to-use database driven system. Program data and instruction can be added in an automated manner without traditional programming knowledge. Currently, competing software technology and the healthcare industry requires technical expertise to connect data and processing instructions to a running program.

         The HES's ability to respond to conditions and changes makes it appealing to healthcare industry participants. Programmer coded instructions or computer generated coded instructions often exceed the computer workstation capacity. Therefore, management believes that the conditions and processing needs are not included in the currently available commercial systems, and a great deal of the processing must be handled manually. Alternatively, the HES is expected to handle all the processing conditions and needs of the healthcare industry.

         HALIS has eliminated more than 90% of the programming effort and duplicity that other systems have required by placing most of the program logic into its database. Instead of literally thousands of "if/then" programming statements for each healthcare event, which require significant personnel and computer time to execute, the HES directly locates the relevant mathematical and decision operations and relationships in the database. In addition, the HES is designed to allow the user to update most items in the database directly, virtually eliminating the user's dependence on the software supplier to make such changes. The HES also eliminates the need for redundant data found in all other systems. It is estimated that more than half, and possibly up to 80% of the information used by each individual software application is the same as required by every other application in the system. The HES utilizes the relational database concept to eliminate this redundancy and streamline the development, enhancement and operational process dramatically.

         The HALIS technology provides a new level of economies in the production and maintenance of healthcare systems. HALIS systems are being sold at over 50% less than competitive systems, with a huge corresponding reduction in maintenance and support costs. HALIS' cost to continue to provide new features and functions to its system will be substantially below today's market costs, since there is only one system to modify, not up to 10 or more disparate systems. HALIS will use videoconferencing and the Internet to deliver training, product support, sales support and customer service. Each of these techniques is designed to improve user satisfaction and lower costs.

         In 1998, HALIS will focus on three of the eight primary markets it expects to penetrate: physician practices, including individual, group and combinations; clinics; and healthcare payors. During 1997 the HALIS Practice Management System (a subset of HES) was installed in the field as pilot sites, and is available for sale today to practices and practice management organizations. The software enables users to add day-to-day changes in patient data, billing criteria, and quality management in one system. Management believes that the principal benefits of the software include (i) centralization of patient data, (ii) coverage verification, (iii) increased collections, (iv) lower billing costs and (v) higher quality clinical data. Functions provided include registration, medical records, patient encounters, billing, managed care, reports and system support.

         The HALIS Payer System (another subset) is installed in a pilot site and is expected to be ready for general release in early 1998. The HALIS HES Clinic System is currently being sold as pilots and is expected to be ready for general release during 1998. A pilot site is a customer who acknowledges that while the particular HALIS system being offered is functionally complete, it must be field tested in an operational environment, where additional features may be added to further enhance its usability.

         The HES was developed by the Company through the healthcare prototype licensed from Paul Harrison Enterprises, Inc. ("PHE"). In November 1996, the Company entered into a perpetual, non-exclusive transferable license with PHE to utilize proprietary technology known as MERAD ("MERAD") for a license fee of 10% of gross revenues generated from MERAD and any derivatives thereof by the Company or any of its affiliates. In July 1995, PHE acquired from Paul Harrison, the Chairman of the Board, Chief Executive Officer and President of the Company, certain algorithms and concepts for the creation of an advanced artificially intelligent software tool called "MERAD," a tool utilized to develop application software. Through the use of artificial intelligence, MERAD can substantially decrease the development time necessary to create and debug application software. The Company uses MERAD to develop the HES.

COMPANY STRATEGY

         The Company is currently focused on the point-of-service system business in the healthcare industry (e.g., physician practices, MSO's and other managed care organizations) and is expanding to larger markets such as clinics and hospitals. Management believes that the Company is well positioned to produce and support the Company's products due to the flexibility of the Company's technology and the fact that the Company has no "legacy" systems to maintain, enhance, or otherwise invest in. Management believes that the flexibility of the Company's healthcare software will allow the Company to keep up with user demand for updates to health plan changes, management contract revisions, availability of new pharmaceutical products, and changes in managed care-driven plans and practices. Moreover, the Company should be able to deliver integrated software to virtually every healthcare market segment including medical practices, home health agencies, hospitals, clinics, long-term care, labs, pharmacies and payers.

         The Company's strategy is to offer its customers a complete solution to their healthcare information needs. HALIS will use its technological advantages to produce and sell lower cost application software, and will provide healthcare information outsourcing and consulting services to augment its software products. In addition, the Company should be able to deliver a turnkey solution to healthcare organizations through its ability to implement customized computer hardware, networks, and other systems integration services.

         The Company will address the healthcare systems industry's needs by automating the production and maintenance of software for all healthcare market segments through its own version of an automated factory based on the advanced database technology. Several competitors have attempted to create one technology to build software for multiple healthcare segments but have had limited success. The Company believes that the advanced database technology will be instrumental in automating and integrating the healthcare industry's information cycle.

         The Company believes that it will have an advantage over its competitors because its product "engines" -- the integrated health software product and its information technology core -- is expected to be effective in keeping pace with the ongoing market changes in healthcare. Management believes that many competitors currently have fragmented, inflexible healthcare software that fails to meet the needs of healthcare companies.

         HALIS plans to build superior distribution channels for its software products by consolidating healthcare information service companies and developing strategic partnerships with market segment participants. HALIS acquisitions will typically be healthcare technology service companies (as opposed to product producing companies). HALIS will convert the "service only" oriented companies to technology-driven companies to increase market share and add value. These companies must project a positive cash flow within the first year following acquisition in order to be candidates for acquisition. HALIS intends to use its stock for these acquisitions and infuse cash only when growing the companies. This model has been followed for the initial acquisitions. HALIS typically pays between one and two times annual revenues for an acquisition, deducting from the purchase price any debt.

         HALIS will also utilize business partners to facilitate entry into certain markets and increase its geographic presence in key areas of the United States. Through its acquisition of The Compass Group, Inc., an Atlanta based consulting firm, HALIS is a Global Alliance Partner with Geac (formerly Dun & Bradstreet Software). HALIS is currently pursuing the expansion of its relationship with Geac at a corporate and regional level. The Company has recently been selected as a Geac global alliance partner for healthcare, and is working with Geac sales and marketing management to identify Geac customers who are prospects for the Company's software and services. The Company is also negotiating with other prospective HALIS business partners.

         The Company will manage its operations through its corporate headquarters in Atlanta, and strategically located regional offices focused on sales and service in different geographical areas. HALIS will endeavor to keep its corporate overhead costs low, while maintaining sufficient staff to implement the business plan and manage holding company activities such as strategic planning, mergers and acquisitions, accounting, treasury, research and development, and risk management.

         The Company's strategic plan is a significant shift in the Company's past business direction as a result of the acquisitions (see "--Recent Acquisitions"). While the Company believes the strategic plan that it is undertaking will be successful and in the best interest of the Company, no assurances can be given that the Company indeed will be successful and that shareholder value will be enhanced. See "Risk Factors."

RECENT DISPOSITIONS

         DISPOSITION OF THE ORTHODONTIC BUSINESS

         On December 31, 1997 HALIS Services, Inc. ("HALIS Services"), a subsidiary of the Company, sold to InfoCure Corporation ("InfoCure") substantially all of the assets of the orthodontic practice management software business (the "Orthodontic Business") that the Company had acquired from Software Manufacturing Group, Inc. in January 1997. See "-- Recent Acquisitions." The Orthodontic Business includes the development, marketing, selling and servicing of computer hardware and software to orthodontic healthcare providers. The sale to InfoCure was consummated pursuant to an Asset Purchase Agreement dated December 31, 1997 (but effective as of December 1,
1997) by and among the Company, HALIS Services and InfoCure (the "InfoCure Asset Purchase Agreement"). InfoCure paid HALIS Services, net of liabilities paid by HALIS Services, approximately $1.5 million in cash.

         In connection with the InfoCure Asset Purchase Agreement, the Company and HALIS Services agreed to pay approximately $5,900 per month through January 1999 to a former employee of HALIS Services and not to compete in the orthodontic practice management industry for a period of five years.

         SALE OF CERTAIN NON-HEALTH CARE ASSETS

         On December 31, 1997, pursuant to an Asset Purchase Agreement of that date by and between HALIS Services, as seller, and Communications Wiring and Accessories, Inc. ("Communications Wiring"), as buyer (the "Communications Wiring Asset Purchase Agreement"), HALIS Services sold to Communications Wiring certain non-healthcare related assets and property of TG Marketing Systems and Aubis Systems Integration (formerly, Aubis Systems Integration, Inc. or "ASI"), two business units of HALIS Services, for a purchase price of $1 million and the assumption of certain liabilities (the "Purchase Price"), subject to downward adjustment as hereinafter described. The non-healthcare related assets and property include accounts receivable, computer software, computer equipment, furniture, fixtures and leasehold improvements. The Purchase Price is payable in monthly installments, commencing February 15, 1998, and continuing on the 15th day of each month thereafter (each, an "Installment Payment") until the earlier of the date upon which the aggregate amount of Installment Payments paid to HALIS Services shall equal the Purchase Price or December 31, 2007. Each Installment Payment shall be equal to 20% of the license fees, lease payments and royalties actually received by Communications Wiring with respect to the purchased assets for the calendar month immediately preceding the respective date upon which such Installment Payment shall be due and payable; provided, however, that in the event that the aggregate amount of all Installment Payments actually paid by Communications Wiring to HALIS Services prior to December 31, 2007 (the "Paid Installments") shall be less than $500,000, Communications Wiring shall pay to Seller an amount equal to the difference between $500,000 and the Paid Installments on December 31, 2007. In the event that the aggregate amount of all Installment Payments actually paid by Communications Wiring to HALIS Services prior to December 31, 2007 shall be equal to or greater than $500,000, Communications

Wiring shall have no further obligation to make installment payments to HALIS Services and the entire Purchase Price shall be deemed to be equal to the Paid Installments.

         To secure the payment of the Purchase Price by Communications Wiring, HALIS Services retained a security interest in certain of the purchased assets constituting or relating to proprietary software developed by HALIS Services. Such security interest, however, does not guarantee that Communications Wiring will make the required Installment Payments as and when they become due.

         The foregoing description of the sale of certain non-healthcare related assets to Communications Wiring is qualified in its entirety by reference to the terms of the Communications Wiring Asset Purchase Agreement attached as Exhibit
10.2 to the Company's Current Report on Form 8-K dated December 31, 1997.

RECENT ACQUISITIONS

         In November 1996, the Company merged AHS and ASI, each a wholly owned subsidiary of AUBIS, L.L.C. ("AUBIS"), with and into two wholly owned subsidiaries of the Company. In connection therewith, AUBIS received 10,000,000 shares of Common Stock of the Company. AHS and ASI are suppliers of network integration products and services to the healthcare and other industries. The Company sold substantially all of the assets of ASI in December 1997. See "--Recent Dispositions."

         In November 1996, the Company also acquired HSI, a wholly owned subsidiary of Healthcare Technology Investments, L.L.C. (formerly, HALIS, L.L.C.). In connection therewith, Healthcare Technology Investments, L.L.C. received 5,000,000 shares of Common Stock of the Company. HSI is the developer of the HES.

         In January 1997, the Company acquired The Compass Group, Inc., a software consulting company ("Compass"). In connection therewith, Debra York, the sole shareholder of Compass, was issued an aggregate of 350,000 shares of the Company's Common Stock and Compass became a wholly owned subsidiary of the Company (the "Compass Subsidiary"). In addition, as consideration for the waiver by Ms. York of her rights under a provision in the Merger Agreement providing for the issuance of additional shares of the Company's Common Stock at a future date if certain financial targets were achieved for the year ending December 31, 1997, on June 30, 1997 the Company agreed to issue 688,000 shares of the Company's Common Stock to Ms. York.

         In connection with the Compass merger, the Compass Subsidiary entered into an employment agreement with Ms. York providing for the employment of Ms. York as President of the Compass Subsidiary for a term of two years at an annual base salary of $120,000. In addition, in connection with the consummation of the Merger, the Company granted to Ms. York non-qualified options to purchase 85,000 shares of the Company's Common Stock at an option price of $2.00 per share. The options granted to Ms.
York are fully exercisable and expire January 10, 2007.

         In January 1997, the Company also acquired Software Manufacturing Group, Inc. ("SMG"), a developer and seller of practice management systems engaged in the Orthodontic Business, which the Company sold in December 1997. See "-- Recent Dispositions -- Disposition of the Orthodontic Business." In connection therewith, the SMG shareholders were issued an aggregate of 3,072,000 shares of Common Stock and SMG became a wholly owned subsidiary of the Company (the "SMG Subsidiary"). In addition, as consideration for the waiver by the SMG shareholders of their rights under a provision in the Merger Agreement providing for the issuance of additional shares of Common Stock at a future date if certain financial targets were achieved for the year ending December 31, 1997, on June 30, 1997 the Company agreed to issue 960,000 shares of the Company's Common Stock to the SMG shareholders.

         In connection with the SMG merger, the SMG Subsidiary entered into an employment agreement with Charles Cone, Jr. providing for the employment of Mr. Cone as President of the SMG Subsidiary for a term of two years at an annual base salary of $192,000 plus incentive compensation determined in accordance with the provisions of his Employment Agreement.

         In January 1997, the Company also acquired American Benefit Administrative Services, Inc. ("ABAS") and Third Party Administrators, Inc. ("TPA"), which provide third party administrative services for healthcare plans of large and small companies throughout the United States. In connection therewith, the ABAS and TPA shareholders were issued an aggregate of 1,875,000 shares of Common Stock and ABAS and TPA became a wholly owned subsidiary of the Company (the "ABAS/TPA Subsidiary").

         Upon consummation of the ABAS and TPA mergers, the ABAS/TPA Subsidiary entered into an Employment Agreement with Philip E. Spicer providing for the employment of Mr. Spicer as President and a director of the ABAS/TPA Subsidiary for a term of three years following the consummation of the mergers (subject to extension in accordance with the terms of the Employment Agreement). The Employment Agreement provides for Mr. Spicer to receive an annual base salary of $200,000 plus incentive compensation determined in accordance with the terms of Mr. Spicer's Employment Agreement.

         In addition, Mr. Spicer received a $100,000 signing bonus, payable in two installments with $50,000 due upon execution of his Employment Agreement and the remainder due on or before July 1, 1997. In addition, the Company granted to Mr. Spicer non-qualified options to purchase 1,250,000 shares of Common Stock at an option price of $2.00 per share. The options granted to Mr. Spicer are fully exercisable and expire on the tenth anniversary of the date of issuance. Mr. Spicer's Employment Agreement also provides for certain payments to be made to Mr. Spicer in the event he is terminated without cause or in the event of a change in control of the ABAS/TPA Subsidiary. The Merger Agreement also provides that Mr. Spicer may repay a loan from ABAS/TPA, which had a balance of $547,790 as of August 15, 1997, in the form of HALIS Common Stock if certain specified conditions are met.

         Upon consummation of the ABAS and TPA mergers, the ABAS/TPA Subsidiary also entered into an Employment Agreement with Patricia M. Toledano providing for the employment of Ms. Toledano as Vice President and a director of the ABAS/TPA Subsidiary for a term of three years following the consummation of the mergers (subject to extension in accordance with the terms of the Employment Agreement). The Employment Agreement provides for Ms. Toledano to receive an annual base salary of $77,000 plus incentive compensation determined in accordance with the terms of Ms. Toledano's Employment Agreement.

         In addition, the Company granted to Ms. Toledano non-qualified options to purchase 100,000 shares of Common Stock at an option price of $2.00 per share. The options granted to Ms. Toledano are fully exercisable and expire on the tenth anniversary of the date of issuance. Ms. Toledano's Employment Agreement also provides for certain payments to be made to Ms. Toledano in the event she is terminated without cause or in the event of a change in control of the ABAS/TPA Subsidiary.

         In May 1997 the Company acquired TG Marketing Systems, Inc., a Georgia corporation ("TGM"). Upon consummation of the TGM merger, Joseph M. Neely, in his capacity as the sole shareholder of TGM, was issued an aggregate of 2,388,060 shares of the Company's Common Stock. Mr. Neely also entered into an employment agreement with the Company for a term of two years at an annual base salary of $150,000 and currently serves as the Chief Operating Officer of the Company. In addition, in connection with the consummation of the TGM merger, the Company granted options to purchase an aggregate of 500,000 shares of the Company's Common Stock to certain employees of TGM at an option price of $1.50 per share.

         In December 1997 the Company sold certain assets of the businesses formerly conducted by TGM. See "-- Recent Dispositions."

         In July 1997 the Company acquired Physicians Resource Network, Inc., a Florida corporation ("PRN") which became a subsidiary of the Company (the "PRN Subsidiary"). Upon consummation of the PRN merger, Anthony F. Maniscalco, in his capacity as the sole shareholder of PRN, was issued an aggregate of 3,733,333 shares of the Company's Common Stock.

         In connection with the PRN merger, the PRN Subsidiary entered into an employment agreement with Mr. Maniscalco providing for the employment of Mr. Maniscalco as President of the PRN Subsidiary for a term of two years at an initial base salary of $125,000.

         Also in connection with the PRN merger, the Company retired approximately $80,000 of existing indebtedness of PRN and agreed to cause all personal guaranties with respect to the indebtedness of PRN in the principal amount of $520,000 to a financial institution to be terminated by refinancing, payment in full or otherwise on or before December 25, 1997.

         In July 1997 the Company acquired PhySource Ltd., an Illinois corporation ("PhySource") which became a subsidiary of the Company (the "PhySource Subsidiary"). Upon consummation of the PhySource merger, the shareholders of PhySource were issued an aggregate of 2,632,611 shares of the Company's Common Stock, including payment of certain deferred compensation and expense advances to certain shareholders, payments to certain shareholders for termination of employment agreements, and payment in retirement of certain existing indebtedness of PhySource.

         In connection with the PhySource merger, the PhySource Subsidiary entered into an employment agreement with Theodore M. Homa, M.D. providing for the employment of Dr. Homa as the Medical Director for the medical practice that previously constituted the business of Theodore M. Homa, M.D., S.C. (the "Homa Practice"), which was acquired by PhySource immediately prior to the consummation of the PhySource merger. The employment agreement provides for the employment of Dr. Homa for a term of two years and for the payment of an annual base salary for the initial 12 months of the employment agreement of $144,000. In addition, as incentive compensation Dr. Homa will be paid an amount equal to 50% of the EBITDA (as defined in the employment agreement) for the Homa Practice for the immediately preceding month; provided, however, that in no event shall the total compensation (base salary plus incentive compensation) for Dr. Homa in any month exceed $35,000 during the initial 12-month period or $40,000 during the remainder of the term of employment.

SUBSIDIARY CONSOLIDATION

         In June 30, 1997, the following subsidiaries of the Company were merged into HALIS Services, a newly-organized, wholly-owned Georgia subsidiary of the
Company: Software Manufacturing Group, Inc.; TG Marketing Systems, Inc.; HALIS Software, Inc.; AUBIS Hospitality Systems, Inc.; AUBIS Systems Integration, Inc. and The

Compass Group, Inc. The purpose of the merger was to simplify the Company's corporate structure and facilitate the consolidation of accounting and treasury functions.

RECENT DEVELOPMENTS

         PURCHASE OF HEALTHWATCH STOCK

         On August 20, 1997, the Company and HealthWatch, Inc. ("HealthWatch") entered into a Subscription and Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company agreed to purchase up to 50,000 shares of Series H Preferred Stock (the "HealthWatch Preferred Stock") of HealthWatch for an aggregate consideration of up to $300,000, depending on the number of shares of HealthWatch Preferred Stock purchased. Each share of HealthWatch Preferred Stock may be converted at any time at the option of the holder thereof into twenty shares of the common stock of HealthWatch (the "HealthWatch Common Stock"). HealthWatch is a developer, manufacturer and distributor of medical instrumentation used in infusion therapy and vascular diagnosis.

         From August 20, 1997 through September 22, 1997, the Company purchased an aggregate of 20,833 shares of HealthWatch Preferred Stock for $125,000. The HealthWatch Preferred Stock purchased by the Company is presently convertible into an aggregate of 416,666 shares of HealthWatch Common Stock, or 8.9% of the outstanding HealthWatch Common Stock. The Company is not obligated and does not have the present intent to purchase additional shares of the capital stock of HealthWatch.

         The purpose of the acquisition by the Company of the HealthWatch Preferred Stock was (i) to take an initial step in connection with the possible acquisition by the Company of HealthWatch, and (ii) to provide HealthWatch with working capital. The Company and HealthWatch entered into a non-binding letter of intent, dated August 8, 1997 (the "Letter of Intent"), providing for the merger of HealthWatch with the Company. Since the execution of the Letter of Intent, the Company and HealthWatch abandoned the proposed merger between the two companies and instead pursued a joint venture and co-marketing arrangement.

         In return for the Company's HealthWatch Preferred Stock investment of $125,000, viewed by both companies as demonstrating the Company's commitment to the joint venture. The co-marketing arrangement contemplates shared sales prospects by the Company and HealthWatch with a commission or revenue arrangement to be structured. HealthWatch will provide technology, including the management of digitalized information from its devices, and an integration database engine for connection at the point of care. Management believes that this will provide an automated link to the HALIS HES for faster and more accurate information transfer.

CUSTOMERS

         The Company's customers are expected to include numerous healthcare industry participants located throughout the United States, including provider groups and managed care organizations.

COMPETITION

         The Company believes that the principal competitive factors in the healthcare information market are the breadth and quality of system and product offerings, access to proprietary data, the proprietary nature of methodologies and technical resources, price and the effectiveness of marketing and sales efforts. In addition, the Company believes that the speed with which information companies anticipate and respond to the evolving healthcare industry structure and identify unmet information needs is an important competitive factor. The

Company believes that, with adequate capital, it will be able to compete favorably with respect to each of these factors.

         The market for healthcare information products and services is intensely competitive. Competitors vary in size and in the scope and breadth of products and services offered, and the Company competes with different companies in each of its target markets. Many of the Company's competitors, such as HBO & Company, have significantly greater financial, technical, product development and marketing resources than the Company.

         The Company's potential competitors include specialty healthcare information companies, healthcare information system and software vendors and large data processing and information companies. Many of these competitors have substantial installed customer bases in the healthcare industry and the ability to fund significant product development and acquisition efforts.

PROPRIETARY RIGHTS

         The Company's success and ability to compete are dependent in part upon its proprietary technology, including its software source code. To protect its proprietary technology, the Company relies on a combination of trade secret, nondisclosure and copyright law, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although the Company relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable maintenance are essential to establishing and maintaining a technology leadership position. The Company generally enters into confidentiality or license agreements with its employees, consultants and customers and generally controls access to and distribution of its software, documentation and other proprietary information. Although the Company restricts the use by the customer of the Company's software and does not permit the re-sale, sublicense or other transfer of such software, there can be no assurance that unauthorized use of the Company's technology will not occur.

         Despite the measures taken by the Company to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

         Certain technology used in conjunction with the Company's products is licensed from third parties, generally on a non-exclusive basis. These licenses usually require the Company to pay royalties and fulfill confidentiality obligations. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in the Company's ability to ship certain products while it seeks to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could result in a material adverse effect on the Company's results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

         In the future, the Company may receive notices claiming that it is infringing on the proprietary rights of third parties, and there can be no assurance that the Company will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force the Company to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. To the extent the Company desires or is required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, if at all. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time consuming and expensive to defend, prosecute or resolve.

EMPLOYEES

         As of January 31, 1998, the Company had approximately 144 full-time employees, including four in senior management. The Company also utilizes contract personnel for support services, installations of Company systems and programming. None of the Company's employees is subject to a collective bargaining agreement, and the Company considers its employee relations to be good.

PROPERTIES AND FACILITIES

         The Company's headquarters are located at 9040 Roswell Road, Suite 470, Atlanta, Georgia. This 4,000 square feet facility is leased pursuant to a 55-month lease at a monthly rental of $6,223. The Company also leases additional space in the greater Atlanta area, Chicago and Tampa.

LEGAL PROCEEDINGS

         In February 1997, a complaint styled Advanced Custom Computer Solutions, Inc., Wayne W. Surman and Charlotte Surman v. Fisher Business Systems, Inc., HALIS, Inc., Larry Fisher, Paul W. Harrison and Nathan I. Lipson, was filed in the State Court of Fulton County, Georgia. The complaint alleges, among other things, breach of contract in connection with the termination by the Company of its merger agreement with ACCS, which the Company advised ACCS was terminated in November 1996 due to the impossibility of ACCS's fulfilling certain conditions to closing therein. In addition, the complaint alleges that the defendants made false and misleading statements to the plaintiffs for the purpose of inducing plaintiffs to lend money to the Company. The complaint seeks damages in the amount of at least $2.0 million (the exact amount of such damages to be proved at trial), additional damages to be determined by the jury at trial and punitive damages. The Company has answered denying the allegations of liability in the complaint and intends to vigorously contest the lawsuit. There can be no assurance, however, that the Company will be successful in its defense or that the resolution of this matter will not have a material adverse effect on the financial condition or results of operation of the Company.

         In August 1995, the Company entered into a Finder's Fee Agreement with Penny Sellers, pursuant to which the Company agreed to pay Ms. Sellers a commission equal to 10% of the amount of any equity investments in the Company or software licensing fees paid to the Company in respect of transactions introduced to the Company by Ms. Sellers. The compensation payable to Ms. Sellers pursuant to the Finder's Fee Agreement was limited to $500,000. In late August 1995, Ms. Sellers introduced the Company to AUBIS. To date, the Company has paid $19,350 to Ms. Sellers, which represents 10% of the investment made by the principals of AUBIS in a private placement of convertible notes (in which private placement other investors besides the AUBIS principals participated) and 10% of the amounts received by the Company from the sale of Fisher Restaurant Management Systems by AUBIS.

         Ms. Sellers has claimed that the entirety of a convertible notes offering completed in 1996 (in which an aggregate of $1,470,000 was raised by HALIS) would not have been successful but for her introduction of the AUBIS principals to HALIS. As a result, Ms. Sellers has made a claim for 10% of all amounts raised in the notes offering. Ms. Sellers has also made a claim, based on the same rationale, to 10% of all future capital funding raised by HALIS (up to the $500,000 maximum compensation). In this regard HALIS has recently completed a private placement which raised gross proceeds of approximately $2,000,000. Finally, Ms. Sellers has made a claim for 10% of the value of AHS, ASI, and HSI, which were acquired by HALIS in November, 1996. Ms. Sellers filed suit with respect to these claims against HALIS, Larry Fisher and Paul W. Harrison on July 13, 1997, in the State Court of Fulton County, Georgia seeking actual damages from the Company and Messrs. Fisher and Harrison in the amount of $480,534.70 and punitive damages from Messrs. Fisher and Harrison in the amount of $1,000,000. HALIS' management believes that these claims are outside the scope of the Finders' Fee Agreement and intends vigorously to contest them. There can be no assurance, however, that HALIS will be successful in its defense or that the resolution of this matter will not have a material adverse effect on the financial condition or results of operation of HALIS.

         HALIS is also party to litigation that it believes to be immaterial with respect to amount and is not disclosed herein.

FORWARD-LOOKING STATEMENTS

         This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of the Company for future operations. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on the assumption that the Company's entry into the healthcare industry will be successful, that competitive conditions within the healthcare industry will not change materially or adversely and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements included herein are reasonable, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the objectives and plans of the Company will be achieved. See "RISK FACTORS."

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales. Certain of the shares of the Common Stock to be sold by the Selling Shareholders represent Common Stock underlying warrants and options to purchase Common Stock and the Company's 7.0% Convertible Promissory Notes Due January 15, 1998 (the "Notes"). Although the Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders, the Company will receive proceeds upon the exercise of such warrants and options in an amount equal to the product of the number of warrants/options exercised multiplied by their exercise price. Such proceeds will be used for general corporate purposes and working capital. In addition, for every share of Common Stock issued upon conversion of the Notes, the Company will benefit in an amount equal to a $1.00 reduction in the indebtedness outstanding under the Notes.


                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         On October 30, 1992, the Company's Common Stock ceased quotation on the Nasdaq Small Cap Market. Price information on the Company's Common Stock is now available on the OTC Bulletin Board. The trading symbol for the Common Stock is "HLIS."

         As of October 2, 1997, there were approximately 300 holders of record of the Company's Common Stock; however, the Company believes that there are more than 300 beneficial owners of its Common Stock.

         The following table sets for the high and the low bid price of the Company's Common Stock on the OTC Bulletin Board, as reported by Bloomberg Reports for the periods indicated:


                                   1997
                       ----------------------------
                           HIGH            LOW
                       -------------  -------------
   Fourth Quarter          1.97            .44
   Third Quarter           2.31           1.94
   Second Quarter          2.56           1.38
   First Quarter           2.25           1.38


         The quotations given in the above table reflect inter-dealer prices, without retail mark-up, mark down or commission, and may not represent actual transactions. The Company has not paid any dividends and does not expect to do so in the foreseeable future. Although the payment of dividends rests with the discretion of the Board of Directors, the Company intends to employ its earnings, if any, to finance its ongoing operations and to further develop its business.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements of HALIS, Inc. and subsidiaries contained elsewhere herein. As a result of the acquisitions of AHS, ASI and HSI in November 1996, which acquisitions were accounted for as a "reverse acquisition," the financial statements of the Company are the financial statements of the "accounting entity," consisting of AHS, ASI and HSI. Accordingly, the financial statements of the Company are the financial statements of the "accounting entity" adjusted for the assumed acquisition of the net assets of the Company in exchange for the issuance of Company Common Stock outstanding before the transaction. As a result, the Company's results of operations for the years ended December 31, 1996 and 1995 consist of the operations of AHS, ASI and HSI for the entire years and the operations of HALIS, Inc. from November 19, 1996 to December 31, 1996.

         As a result of the acquisitions of Compass, SMG, ABAS/TPA, TGM, PRN and PhySource during the first, second and third quarters of 1997, the results of operations for these six acquired companies are included in the Company's consolidated financial statements from their respective dates of acquisition (January 10, January 24, January 31 and May 2, respectively).

FINANCIAL CONDITION

         Total assets at September 30, 1997 totaled $21,511,391, an increase of $20,373,262 from total assets of $1,138,129 at December 31, 1996. This increase is primarily attributable to the six acquisitions described above, and is reflected in the majority of the Balance Sheet categories. In particular, accounts receivable, net fixed assets, goodwill, and capitalized software development costs all exhibited substantial increases during the period. Total assets also increased during the nine month period ended September 30, 1997 as a result of proceeds of $3,962,747 received from the sale of common stock during such period.

         Current liabilities increased from $1,723,955 at December 31, 1996 to $4,505,067 at September 30, 1997. This increase of $2,781,112 is again largely attributable to the six acquisitions.

         Stockholder's equity (deficit) increased from a deficit of $2,091,826 to a positive balance of $16,772,012, an increase of $18,863,838. This difference is attributable to the issuance of 14,051,004 shares of common stock for the six acquisitions, as well as the $3,962,747 raised in private placements of the Company's common stock during the nine months ended September 30, 1997.

RESULTS OF OPERATIONS

         NINE-MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE-MONTHS ENDED SEPTEMBER 30, 1997

         Sales revenue increased by $2,959,344 for the three months ended September 30, 1997, and $5,263,046 for the nine months ended September 30, 1997 as compared to the respective prior year periods. This increase is primarily the result of consolidating the results of the six acquisitions (Compass, SMG, ABAS/TPA, TGM, PRN and PhySource) from their respective acquisition dates through the period end of September 30, 1997.

         Cost of goods sold increased $727,077 in absolute terms for the three months ended September 30, 1997, but declined as a percentage of sales revenue from 76.1% for the three months ended September 30, 1996 to

30.1% for the three months ended September 30, 1997. During the nine month period ending September 30, 1997 the Company's cost of goods sold as a percentage of sales revenue decreased to 34.6% from 65.5% for the same period in the prior year, reflecting the shift in product mix away from lower margin hardware sales and support towards software sales and support. The margin improvement would have been greater without the $457,848 of amortized software development costs included in cost of goods sold for 1997.

         Selling, general and administrative expenses increased by $4,253,037 and $6,975,735 for the three and the nine-month periods ended September 30, 1997, respectively. These increases resulted from the six acquisitions, as well as the Company's investment in its corporate infrastructure to support future growth. Included in selling, general and administrative expenses is amortization expense of $1,516,536 for the nine months ended September 30, 1997, most of which was attributable to goodwill ($1,054,142) and other intangibles recorded for the acquisitions referenced above and as required by APB 16.

         Research and development costs increased by a total of $183,904 and $765,315 for the three and the nine month periods ended September 30, 1997, respectively, reflecting the Company's continued investment in its proprietary software technology.

         The net loss of $2,498,454 and $4,455,091 for the three and the nine month periods ended September 30, 1997, respectively, is primarily attributable to increased selling, general and administrative expenses, as well as the increased research and development costs.

         FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996

         Revenues declined 46.3% from $3,582,896 for the year ended December 31, 1995 ("fiscal 1995") to $1,925,412 for the year ended December 31, 1996 ("fiscal 1996"), primarily due to the termination on December 31, 1995 of a distribution agreement with a significant supplier of AHS and the subsequent withdrawal by AHS from the hospitality business. This business line accounted for approximately $1.75 million, or 48.8%, of the Company's revenue for fiscal 1995. To offset this anticipated loss of revenue, AHS had attempted to increase its sales efforts with respect to selling its other product lines in the fast food segment of the market and attempted during the first quarter of 1996 to sell the Fisher Restaurant Management System(R) in the fine dining segment of the market. In March 1996, AHS made a strategic decision to discontinue the resale of third party products by AHS in the hospitality market, and the related support services provided by AHS to the customers thereof. This line of business accounted for approximately $1.9 million of the Company's revenues in 1995, or 53.0% of total revenues.

         During fiscal 1996, AHS experienced a severe cash drain caused by the loss of its previously referenced product line and slower than expected sales of its other products. This caused management to reevaluate the focus of AHS' business, which had been primarily directed towards small independent restaurant operators that required a substantial staff to provide support services. In the second quarter of 1996, management redirected the focus of AHS and, in anticipation of the merger of AHS into the Company, decided to direct its resources to providing software and systems integration services to the healthcare market through ASI and its relationships with the Company and HSI.

         In addition, during fiscal 1996, revenues from HSI decreased by $263,616, primarily as a result of its decision to terminate the Partners in Prevention Program and the Managed Care Guide. HSI's major customer for the Partners In Prevention(TM) program had been Prudential Health Care Systems of Georgia ("Prudential"). Prudential notified HSI in mid-1996 that it did not intend to honor the balance of its contract, which had two years remaining. Prudential did not honor the balance of its contract for two reasons. First, the Partners in Prevention Program was inadequate to meet Prudential's needs. Second, Prudential decided to cancel the project that utilized Partners in Prevention. Lost revenues to HSI as a result of the termination of the contract by Prudential was approximately $270,000.

         The major client for the Managed Care Guide(TM) had been Hoechst Marion Roussel ("HMR"), an international pharmaceutical company. A contract is currently in force with HMR that provides HMR a right of first refusal to distribute the Managed Care Guide(TM) in all major markets in the United States. The impact upon HSI of HMR's right of first refusal concerning the Managed Care Guide on a historical basis has been immaterial. HSI has not focused on the Managed Care Guide as a product in itself and only plans to incorporate the generic information used to produce the Guide. HSI did not expect to generate revenues from the Managed Care Guide as a separate product.

         The projected impact HMR will have on HSI in general is negligible because HSI does not plan to market the Managed Care Guide as a product in itself. HSI plans to only use generic information (public domain type of information) available to incorporate in the HALIS Healthcare Enterprise System. In addition, HSI believes that HMR will not exercise its right of first refusal and would allow HSI to distribute (if HSI chose to do so) the Managed Care Guide through other organizations. If HMR does exercise its right of first refusal, HSI will receive revenues it would otherwise not generate on its own.

         No other contracts contain unilateral customer cancellation features.

         The Company's management has been encouraged by the initial marketplace response to its Healthcare Enterprise System product, as evidenced by four executed contracts for pilot sales during the first quarter of 1997. Sales of the Healthcare Enterprise System product accounted for revenues of only $67,615 in fiscal 1996, as it was still in the development stage for most of 1996. The Company will follow a strategy of carefully selecting a limited number of pilot sites and subjecting the software to extensive field use in selected markets prior to officially launching the product. For that reason, revenues recognized from the Healthcare Enterprise System product in 1997 will be minimal, but are expected to be more significant in 1998 and beyond.

         Selling, general and administrative expenses increased 15.3% from $1,249,790 in fiscal 1995 to $1,441,572 in fiscal 1996. Although the Company reduced operating expenses in the ASI and AHS operating units to compensate for the loss of business addressed above, significant financial resources were invested in the development of the HALIS Healthcare Enterprise System ($561,694), and the staffing of a senior corporate management team ($295,676). Additionally, the Company made the decision to merge ProHealth Solutions into HSI in March of 1996. ProHealth Solutions had developed a database program called Partners in Prevention, as well as the Managed Care Guide. Management decided in early 1996 that neither product had marketplace viability as stand-alone offerings. ProHealth's operating expenses for 1996, prior to being merged into HSI, were $129,109.

         Other expenses in fiscal 1996 included interest expense of $67,613 related to the Company's convertible promissory notes and other notes payable, as well as interest on the Company's sales and use tax liabilities. Other expenses also included merger costs of $378,588 incurred primarily in connection with the reverse acquisition of the Company by AHS, ASI and HSI during the year.

         As a consequence of the decrease in revenues during fiscal 1996, coupled with the increase in selling, general and administrative and other expenses during the year (both in absolute terms and as a percentage of revenue), the Company incurred a net loss of $1,989,696 or $0.12 per share for fiscal 1996. This compares to a net loss of $372,938 for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

         During the nine months ended September 30, 1997, operating activities consumed $2,430,413 of cash, primarily due to the net loss of $4,455,091. As discussed in the previous section, the primary reasons for the net loss are the substantial selling, general and administrative expenses and research and development expenses incurred to fund the corporate infrastructure development, as well as the ongoing investment in the Company's proprietary software products.

         The Company recorded a net increase in cash of $137,393 during the nine months ended September 30, 1997, offsetting the operational losses with proceeds from private placements. Management continues to seek and evaluate potential sources of additional capital to support the Company's expected future growth.

         Financing activities during fiscal 1997 provided $2,978,641, primarily the result of proceeds from the issuance of stock during the nine months ended September 30, 1997.

         In September 1996, the Company completed an offering of $1,506,000 of 7.0% Convertible Promissory Notes due January 15, 1998 (the "Notes"). Interest on the Notes is payable quarterly by the Company and the principal thereof (plus any accrued interest) may, at the option of the holder, be converted into shares of Common Stock at a conversion price of $ 1.00 per share. Any such conversion must be made on or before January 15, 1998. Approximately $1,165,007 of the proceeds of this offering were advanced to AHS, ASI and HSI to support their operations (which advances were accounted for as notes receivable from affiliates), while the balance of the proceeds from the sale of the Notes were utilized to expand the Company's sales and marketing capabilities. The advances to AHS, ASI and HSI were converted to equity upon the acquisition of these companies in November 1996.

         In January 1997, the Company completed a private placement of 1,684,975 shares of Common Stock and 730,156 Warrants, resulting in net proceeds to the Company of approximately $1.8 million. The net proceeds of the offering were utilized by the Company to expand its sales and marketing efforts, enhance its software products, support the growth of its administrative infrastructure, fund expenses related to the acquisition of selected healthcare software, service and system integration companies and for general corporate purposes.

         In May 1997, the Company completed a private placement of 1,148,333 shares of Common stock and 497,609 Warrants, resulting in net proceeds to the Company of approximately $1.5 million. The net proceeds of the offering were utilized by the Company to expand its sales and marketing efforts, support the growth of its administrative infrastructure, fund expenses related to the acquisition of selected healthcare software, service and system integration companies and for general corporate purposes.

         In September 1997, the Company completed a private placement of 1,779,000 shares of Common Stock and 194,667 Warrants, resulting in net proceeds to the Company of approximately $1,925,000. The net proceeds of the offering were utilized by the Company to expand its sales and marketing efforts, support the growth of its administrative infrastructure, fund expenses related to the acquisition of selected healthcare software, service and system integration companies and for general corporate purposes.

         On September 30, 1997, the Company issued 1,006,000 shares of Common Stock upon the conversion by holders of $1,006,000 in principal amount of the Notes. Following the conversion, $500,000 in principal remained outstanding under the Notes. In addition to reducing future quarterly cash interest expense by approximately $20,000, the Note conversion eliminated the obligation of the Company to repay the principal sum of $1,006,000 at maturity on January 15, 1998. Also on September 30, 1997, the Company issued approximately 200,051 shares of Common Stock upon the conversion by certain creditors of approximately $200,051 of principal and accrued interest.

         During December 1997 the Company sold three business units and received funds from the sale of convertible debentures. See "Business -- Recent Dispositions" and "-- Description of Capital Stock -- Sale of Equity Securities Pursuant to Regulation S." The estimated impact of the sale of the three business units and the convertible debentures was to increase cash by approximately $1,350,000. This cash was used to fund development of the Company's proprietary software products, cash requirements of its remaining business units and corporate overhead. One of the business units sold was the Company's largest cash producer.

         The Company will require additional capital or other financing to finance its operations and continued growth. There can be no assurance that the Company will be able to obtain such financing if and when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

         No provision has been made in the financial statements for any settlements or judgments relating to either of the matters referenced under "RISK FACTORS -- Pending Litigation", above. In the event of a material judgment or settlement resulting from either of these matters, the Company would experience an adverse effect on its liquidity. Additionally, all agreements to date for the HES product have been for pilot sites and have contingencies. In the event that the pilot testing identifies substantive modifications to the product which are mandatory for marketplace feasibility, additional development costs and/or delays in launching the product could have a material adverse effect on liquidity.


                             CHANGES IN ACCOUNTANTS

         On January 5, 1998, the Company dismissed its independent auditors, Habif, Arogeti & Wynne, P.C., and on the same date authorized the engagement of Arthur Andersen LLP as its independent auditors for the fiscal year ended December 31, 1997. Arthur Andersen LLP was formally engaged by the Company on January 8, 1998. Each of these actions was approved by the Board of Directors of the Company.

         Habif, Arogeti & Wynne, P.C. audited the financial statements for the Company for the fiscal year ended December 31, 1996. The report of Habif, Arogeti & Wynne, P.C. on the financial statements of the Company for the fiscal year ended December 31, 1996 contained an additional paragraph which emphasized that there was substantial doubt about the ability of the Company to continue as a going concern. Except as set forth in the preceding sentence, the report of Habif, Arogeti & Wynne, P.C. did not contain any adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

         Except as described herein, in connection with the audit of the fiscal year ended December 31, 1996 and for the unaudited interim period through January 5, 1998, there were no disagreements with Habif, Arogeti & Wynne, P.C. on any matter of accounting principle or practice, financial statement disclosure, or audit procedure or scope which disagreement, if not resolved to the satisfaction of Habif, Arogeti & Wynne, P.C. would have caused it to make reference to the subject matter of the disagreement in its report. Habif, Arogeti & Wynne, P.C.

has advised the Company, and the Company concurs, that the Company's consolidated statement of cash flows for the nine months ended September 30, 1997 is incorrect. The error is that the changes in assets and liabilities included as adjustments to reconcile net loss to net cash used by operating activities include the effects of businesses acquired during the period. The effect of this error was to increase the net cash used by operating activities and decrease the cash used by financing activities. The Company has corrected this error by filing a corrected Form QSB/A for the quarter ended September 30, 1997.

         Further, during the fiscal year ended December 31, 1996 and the unaudited interim period through January 5, 1998, neither the Company or any of its representatives sought the advice of Arthur Andersen LLP regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements, which advice was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

         In connection with the audit of the fiscal year ended December 31, 1996 and for the unaudited interim period through January 5, 1998, Habif, Arogeti & Wynne, P.C. did not advise the Company that (i) the internal controls necessary for the Company to develop reliable financial statements did not exist; (ii) that information had come to its attention that led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management; (iii) that there existed a need to expand significantly the scope of its audit, or that information had come to the attention of Habif, Arogeti & Wynne, P.C. during the fiscal periods, that if further investigated may (a) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or
(b) cause Habif, Arogeti & Wynne, P.C. to be unwilling to rely on management's representations or be associated with the Company's financial statements, and due to the dismissal of Habif, Arogeti & Wynne, P.C. did not so expand the scope of its audit or conduct such further investigation; or (iv) that information had come to the attention of Habif, Arogeti & Wynne, P.C. that it concluded materially impacts the fairness or reliability of either (a) a previously issued audit report or the underlying financial statements, or (b) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the satisfaction of Habif, Arogeti & Wynne, P.C., would prevent it from rendering an unqualified audit report on those financial statements), and due to the dismissal of Habif, Arogeti & Wynne, P.C., the issue has not been resolved to the satisfaction of Habif, Arogeti & Wynne, P.C. prior to its dismissal.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers and directors of the Company are as follows:


NAME                              AGE      POSITION WITH THE COMPANY
----                              ---      -------------------------
Paul W. Harrison................. 42       Chairman of the Board and Chief Executive Officer
Larry Fisher..................... 53       Executive Vice President, Secretary, Treasurer and Director
Joseph H. Neely.................. 39       Chief Operating Officer and Senior Vice President
Harold J. Williams Iii........... 36       Chief Financial Officer and Senior Vice President
Charles Broes.................... 59       Director

         Paul W. Harrison, age 42, has served as Chairman of the Board and Chief Executive Officer of the Company since November 1996. In addition, Mr. Harrison has been the managing member of AUBIS since February 1995, a director of AUBIS Hospitality Systems, Inc. ("AHS") since June 1994 and a director of AHS since January 1995. Mr. Harrison also serves as a director of HealthWatch, Inc., a manufacturer of medical products. Mr. Harrison has 20 years of professional experience in the United States and internationally in investments, management consulting, and information technology. Mr. Harrison has created and sold various software technology companies over his career that specialized in the healthcare and information technology markets. In 1994, he acquired Wiporwil Systems and Peripheral Design to form AUBIS, L.L.C. Prior to founding AUBIS, L.L.C. Mr. Harrison started and later sold Biven, a technology company, to HBO & Company ("HBOC"). Biven enabled HBOC to enter the highly competitive managed healthcare information technology segment of the industry. Mr. Harrison served as a senior executive of HBOC until 1995. Prior to Biven, Mr. Harrison owned and operated several technology development companies supporting the healthcare industry. Mr. Harrison has also invested in the development of the Chemical Sciences Center at the Scripps Research Institute, is on the Scripps Research Presidents Council, and is a Louis Pasteur Fellow. Mr. Harrison is also active in private investment funds and is a well known supporter of health related charities.

         Larry Fisher, age 53, has served as Executive Vice President of the Company since June 1997. Mr. Fisher was the founder of Fisher Business Systems, Inc. ("Fisher"), the predecessor of HALIS, Inc., and served as a director since its organization in 1979. Mr. Fisher subsequently served as President, Chief Executive Officer and Treasurer of Fisher from 1979 to 1992, and as Chairman of the Board, from December 1992 to November 1996. From November 1996 to June 1997, Mr. Fisher served as the President of HALIS, Inc. He led the development of the first generation of Fisher's products for the hospitality marketplace and is a recognized leader in the industry. Under his management, Fisher developed the first integrated point-of-sale and back office system for the food service industry. He also directed Fisher's efforts in the development of its second generation touch screen system. Mr. Fisher also serves as a director of HealthWatch, Inc., a manufacturer of medical products. Prior to 1979, Mr. Fisher was employed by IBM for 11 years in several executive sales and marketing positions. In his last such position, Mr. Fisher was responsible for creating, implementing and monitoring national marketing programs for the retail and hospitality industries.

         Joseph H. Neely, age 39, has served as Chief Operating Officer and Senior Vice President since June 1997 and as a director of the Company since June 1997. Prior to his service at HALIS, Inc., Mr. Neely founded and served as the President of TG Marketing, a company acquired by HALIS in May 1997. TG Marketing provides marketing software and services to a variety of industries, including the health care industry. Mr. Neely's experience combines sales and marketing expertise with knowledge of the most current methods of deploying software and services technology.

         Harold J. Williams, III, age 36, has served as Chief Financial Officer and Senior Vice President of the Company since June 1997. Mr. Williams has a comprehensive corporate finance background that includes experience in the multi-national corporate market as well as the middle market leveraged finance arena. Prior to joining HALIS, he spent over seven years with Heller Financial's Corporate Finance Group where he participated in the closing of over $250 million of senior and mezzanine financings. Mr. Williams previously worked for the International Treasury Department of RJR Nabisco where he assisted in project financings, subsidiary capitalizations, and other international transactions. Mr. Williams also spent four years with SunTrust Bank where he was responsible for the bank's west coast originations and portfolio management activities.

         Charles Broes, age 59, has served as a director of the Company since July 1997. In addition, Mr. Broes is the co-founder and is currently serving as the Chief Executive Officer and Chairman of the Board of TMR Corp., a business development company. Mr. Broes also serves as Chairman and Chief Executive Officer of

Optimark Data Systems, Inc., a Canadian company. In 1982, Mr. Broes founded Wellmark, Inc. which became an industry leader for electronic healthcare clearinghouse services.

         The executive officers of the Company are appointed by the Board of Directors and hold office at the pleasure of the Board. Executive officers devote their full time to the affairs of the Company. There are no family relationships between any director or executive officer and any other director or executive officer of the Company.



                              SELLING SHAREHOLDERS

         Except as indicated otherwise, the following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the shareholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Shareholders"), which information is based on recent Company records, including the Company's previous Registration Statement on Form S-2 (No. 333-3445), and data provided by selling shareholders. "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Shares shown as beneficially owned after the offering assumes that all shares offered hereby by the Selling Shareholder are sold. As of February 2, 1998, there were 45,653,832 shares of the Company's Common Stock outstanding.


                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------

Juan G. Alancon..........................             920         *                  920            0               0%
Jeffrey Albrecht.........................        266,667(3)       *              266,667            0               0%
Paul Anderson............................             307         *                  307            0               0%
Mitchell Andrews.........................        165,510(12)      *              165,510            0               0%
Annecy Partners..........................         80,000(4)       *               80,000            0               0%
Shepard B. Ansley, IRA R/O...............         13,333(5)       *               13,333            0               0%
Atlanta Jewish Federation................         100,000         *              100,000            0               0%
Wayne P. Attkinson, DDS, PA
   Money Purchase Pension Plan...........          22,221(6)      *               22,221            0               0%
Attkisson, Carter & Akers, Inc...........         283,331(7)      *              283,331            0               0%
James E. Askew...........................          58,667(8)      *               58,667            0               0%
Rebecca Baisch...........................             920         *                  920            0               0%
John W. Baker............................         379,999(9)      *              379,999            0               0%
Sandra M. Barber.........................             614         *                  614            0               0%
Evelyn Barrett/WSJR......................          23,750         *               23,750            0               0%
Timothy J. Baxter........................           1,841         *                1,841            0               0%
Philip Beatty............................           6,250         *                6,250            0               0%
Campbell Brett Bentson...................          14,000         *               14,000            0               0%
Chris Bentson............................          92,563(10)     *               92,563            0               0%
Dana Pennstrom Bentson...................          20,000         *               20,000            0               0%
Hunter Colum Bentson.....................          14,000         *               14,000            0               0%
O'Malley Anne Bentson....................          12,000         *               12,000            0               0%
Todd B. Blankenbecker....................           1,687         *                1,687            0               0%
David E. Boyd............................          80,000(4)      *               80,000            0               0%
Charles Broes............................          50,000         *               50,000            0               0%

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
James Brown..............................           20,000        *               20,000          0              0%
Darren H. Bryant.........................           18,750        *               18,750          0              0%
Freddie & Jean Bryant....................           31,250        *               31,250          0              0%
Sharon Bryant-Brown......................           12,500        *               12,500          0              0%
R. Stephen Burch.........................           12,500        *               12,500          0              0%
Burch G. Cameron.........................          189,000(12)    *              189,000          0              0%
Peter M. Candler.........................           59,250(13)    *               59,250          0              0%
Belfield H. Carter, Jr. IRA .............           80,000(4)     *               80,000          0              0%
Anne W. Carville.........................              532        *                  532          0              0%
Anne W. Carville as custodian for
   Claire Sevier Carville................              532        *                  532          0              0%
Stephen Normand Carville.................              532        *                  532          0              0%
Stephen N. Carville as custodian for
   Joseph James Carville.................              532        *                  532          0              0%
Stephen N. Carville as custodian for
  Stephen Normand Carville, Jr...........              532        *                  532          0              0%
Richard A. Clark.........................            3,882        *                3,882          0              0%
Victor & Deborah Clark...................           12,500        *               12,500          0              0%
Drs. Cohen & Fixelle, P.C. Profit Sharing
Plan.....................................           12,000        *               12,000          0              0%
Dawn R. Coleman..........................              614        *                  614          0              0%
Charles Cone, Jr.........................        1,797,074(12)    3%           1,797,074          0              0%
Gael J. Cone.............................           25,000        *               25,000          0              0%
Laura S. Cooney..........................            1,841        *                1,841          0              0%
Jo Ann Corso.............................            1,841        *                1,841          0              0%
Karen Crisp..............................            1,841        *                1,841          0              0%
William E. Davidson, Jr..................           25,000        *               25,000          0              0%
Jay M. Davis.............................          111,111(14)    *              111,111          0              0%
Wink A. Davis, Jr........................           80,000(4)     *               80,000          0              0%
Anne DesRosier...........................              614        *                  614          0              0%
J. Domescik Master Trust.................           40,000        *               40,000          0              0%
J. Domescik, MD..........................           40,000        *               40,000          0              0%
John M. Dratch...........................           12,500        *               12,500          0              0%
Keith B. Dressler........................          200,000        *              200,000          0              0%
First Tennessee Bank Trustee for
   Stanley Dressler Pension Plan.........          200,000        *              200,000          0              0%
George V.  Duvzak........................          730,964(12)    1%             675,000        55,964            *
Ruben M. Duron...........................            7,407        *                7,407          0              0%
Jeffrey S. Ellerman......................           50,000        *               50,000          0              0%
Ann J. Ellis.............................              532        *                  532          0              0%
Jack Ray Farm............................           80,000(4)     *               80,000          0              0%
Rodger Fauber............................           62,500        *               62,500          0              0%
Michelle R. Fawcett......................           96,340(12)    *               96,340          0              0%
Walter R. Fawcett, III...................          397,451(12)    1%             397,451          0              0%

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
Ernest G. Fermanis & Pauline Fermanis               80,000          *           80,000            0              0%
Larry Fisher(15).........................        3,063,000(16)      5%       2,155,000          908,000        1.5%
Laurie B. Fisher.........................          173,750          *          173,750            0              0%
James D. Fluker, Jr......................          111,250(17)      *          111,250            0              0%
Elisabeth Ann M. Foley...................            1,841          *            1,841            0              0%
Sara Foreman.............................              614          *              614            0              0%
Gerald R. Forsythe.......................          837,376(12)      1%         837,376            0              0%
Jean D. Forsythe.........................           89,755          *           89,755            0              0%
Melissa S. Forsythe......................           96,340(12)      *           96,340            0              0%
Monica J. Forsythe.......................           96,340(12)      *           96,340            0              0%
Marsha F. Fournier.......................          340,298(12)      *          340,298            0              0%
Deborah R. Fowler........................           25,000          *           25,000            0              0%
W. Guy Fowler............................           25,000          *           25,000            0              0%
Charles P. Garrison......................          306,667(18)      *          226,667           80,000           *
J. Harper Gaston.........................           31,250          *           31,250            0              0%
Howard E. Gilbert........................            5,000          *            5,000            0              0%
Burton L. Graham.........................           16,000          *           16,000            0              0%
Eric Graziano............................              307          *              307            0              0%
Anyce Cecilia Griffon....................              532          *              532            0              0%
Duane Joseph Griffon.....................              532          *              532            0              0%
George Gustave Griffon, III..............              532          *              532            0              0%
Jodi Kleinpeter Griffon..................              532          *              532            0              0%
Lance Champagne Griffon..................              532          *              532            0              0%
Renee Lucille Griffon....................              532          *              532            0              0%
Glen D. Gullat...........................            1,841          *            1,841            0              0%
Luis F. Gutierrez........................          250,000          *          250,000            0              0%
Nancy W. Halper..........................            5,000          *            5,000            0              0%
Joseph W. Hamilton.......................           12,500          *           12,500            0              0%
Sonny Hamilton...........................           12,500          *           12,500            0              0%
Brad Hammond.............................           62,500          *           62,500            0              0%
Catherine D. Hampton.....................            1,841          *            1,841            0              0%
Yvette Handy.............................            1,489          *            1,489            0              0%
Brett Hardt..............................          736,094(19)      1%         736,094            0              0%
Harshman & Phillips, P.C.................           31,996          *           31,996            0              0%
Paul Harrison(20)........................       13,366,534(21)     22%       4,450,000        8,916,534           *
Quill O. Healey..........................           80,000(4)       *           80,000            0              0%
Healthcare Technology Investments,               5,000,000(22)      8%       5,000,000            0              0%
L.L.C....................................
Charles R. Heaton........................           40,000(23)      *           40,000            0              0%
Joseph Terrell Hill as custodian for
   David Williams Hill...................              532          *              532            0              0%
Joseph Terrell Hill as custodian for
   Joseph Carter Hill....................              532          *              532            0              0%

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
Joseph Terrell Hill as custodian for
   Laren Terrell Hill....................            532          *                  532          0                0%
Phillip L. Hinson........................         20,000(24)      *               20,000          0                0%
Charles R. Hoke..........................          2,000          *                2,000          0                0%
Samuel D. Holmes.........................         50,000          *               50,000          0                0%
Theodore M. Homa.........................        200,946(12)      *              200,946          0                0%
W. Gerry Howe............................        180,075(12)      *              180,075          0                0%
David A. Hunt............................          1,074          *                1,074          0                0%
Gordon P. Hurley.........................         80,000(4)       *               80,000          0                0%
Indeck Energy Services, Inc..............         85,132(12)      *               85,132          0                0%
Peter R. Indovina........................        675,000(12)      1%             675,000          0                0%
Mark Jarosz..............................         25,000(24)      *               25,000          0                0%
Janice K. Jennings.......................            614          *                  614          0                0%
Mark C. Kendall..........................        144,745(12)      *              144,745          0                0%
Frank Kinnett............................         31,250          *               31,250          0                0%
Frank Kinnett Profit Sharing Plan........         80,000(4)       *               80,000          0                0%
Diane G. Kling...........................            532          *                  532          0                0%
Laura Kurt...............................            920          *                  920          0                0%
Sherrill W. Lane.........................            532          *                  532          0                0%
Sherrill W. Lane as custodian for
   Camille Womack Palmer.................            532          *                  532          0                0%
Sherrill W. Lane as custodian for
   Archer Cotton Lane....................            532          *                  532          0                0%
Sherrill W. Lane as custodian for
   Malcolm Taylor Lane...................            532          *                  532          0                0%
Thomas A. Lane...........................            532          *                  532          0                0%
Thomas A. Lane as custodian for
   Caroline Copeland Lane................            532          *                  532          0                0%
Gordon R. Lang...........................        250,000          *              250,000          0                0%
Edward H. Leatherman.....................         10,000          *               10,000          0                0%
Leslie S. Leighton and Deborah G.
   Leighton..............................        162,667(18)      *              130,667        32,000              *
Barbara Linn.............................            614          *                  614          0                0%
Daniel  S. Lipson........................        210,413          *              210,413          0                0%
Nathan I. Lipson.........................      2,857,524(25)      5%           2,857,524          0                 *
Sara Lipson Shlesinger...................        496,913(11)      *              496,913          0                0%
James Long, Jr...........................         25,000          *               25,000          0                0%
Priscilla W. Lopez-Tan...................        155,597(12)      *              155,597          0                0%
Gail Mackey..............................            532          *                  532          0                0%
Reno Madsen..............................         12,500          *               12,500          0                0%
David J. Mahan...........................         11,667(26)      *               11,667          0                0%
David J. Mahan and Sue R. Mahan
   JTWROS................................         64,400(27)      *               64,400          0                0%
David J. Mahan IRA.......................         51,240(28)      *               51,240          0                0%

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
David J. Mahan Custodian for Holly M.
   Mahan.................................         22,439(29)      *               22,439          0                0%
Anthony F. Maniscalco and Catherine
   A. Maniscalco.........................      3,733,333(12)      6%           3,733,333          0                0%
Gary M. Marcello.........................         34,000(30)      *               34,000          0                0%
Victor L. Marcello.......................         27,777(35)      *               27,777          0                0%
Simon Marchant...........................          1,841          *                1,841          0                0%
John D. Margeson.........................        340,000(32)      *              340,000          0                0%
James A. Martin, III.....................          8,000(33)      *                8,000          0                0%
Joseph J. Maschek, Jr....................        163,332(12)      *              163,332          0                0%
Leslie D. McCleod........................         10,000          *               10,000          0                0%
George McCoy.............................          1,841          *                1,841          0                0%
Greg McGowan.............................         66,666(34)      *               66,666          0                0%
Robert A. McOsker........................         50,000          *               50,000          0                0%
William L. Meyer.........................         41,450(35)      *               31,250         10,200             *
Randy H. Nash............................         21,384(36)      *               21,384          0                0%
Randy H. Nash IRA........................         34,395(37)      *               34,395          0                0%
Joseph H. Neely & Christine G.
   Neely(38).............................      2,365,838          4%           2,365,838          0                0%
Northstar Capital Partners, LP...........         72,000(39)      *               72,000          0                0%
Diane Oelschlager........................            920          *                  920          0                0%
Toni Olson and Mark Olson JTWROS.........         43,333(40)      *               43,333          0                0%
F. Cole Pate.............................         30,000(41)      *               30,000          0                0%
Grace T. Pate............................         15,000          *               15,000          0                0%
Don Pearce...............................         62,500          *               62,500          0                0%
Robert F. Perry..........................         53,333(42)      *               53,333          0                0%
Paul Harrison Enterprises, Inc...........      7,795,587(43)      *            3,916,534      3,879,053          6.4%
Charles Powell...........................         12,500          *               12,500          0                0%
Jeff Powell..............................         12,500          *               12,500          0                0%
Johanne Powell...........................         12,500          *               12,500          0                0%
Gordon Random............................      1,017,339          *            1,017,339          0                0%
Vijaykumar M. Rao & Prema V. Rao.........        250,000          *              250,000          0                0%
Brenda Rappaport.........................         10,000          *               10,000          0                0%
Daniel B. Rather.........................        146,667(44)      *              146,667          0                0%
Karen Robinson...........................         22,222          *               22,222          0                0%
Lisa Robinson............................          1,841          *                1,841          0                0%
William G. Rogers........................         28,000(45)      *               28,000          0                0%
Robert A. Rowland........................         80,000(4)       *               80,000          0                0%
William M. Scaljon.......................        100,000          *              100,000          0                0%
Steven M. Schwartz.......................         50,000          *               50,000          0                0%
Paul M. Seeley...........................         10,000          *               10,000          0                0%
Charles L. Shields.......................         40,000(25)      *               40,000          0                0%
Irving M. Shlesinger.....................         25,000          *               25,000          0                0%
John Shlesinger..........................        163,506(11)      *              163,506          0                0%

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
Samuel L. Shober.........................             92          *                   92          0                0%
David Short..............................          1,250          *                1,250          0                0%
Jim Simmons..............................         62,500          *               62,500          0                0%
John F. Singleton........................         25,000          *               25,000          0                0%
Brett Elliott Smith......................          1,841          *                1,841          0                0%
Robert V. Smith..........................         12,500          *               12,500          0                0%
Samuel O. Sokoh..........................          1,841          *                1,841          0                0%
Philip E. Spicer.........................      1,875,000(46)      3%           1,875,000          0                0%
Scott T. Staley..........................         32,000          *               32,000          0                0%
Gordon Stene.............................         13,333(5)       *               13,333          0                0%
Penny Stovall............................         31,250          *               31,250          0                0%
Wayne W. Surman & Charlotte S.
   Surman................................         79,750          *               79,750          0                0%
Ward Cicero Swain III....................          1,841          *                1,841          0                0%
Ann B. Swinney...........................         20,000          *               20,000          0                0%
Bruce G. Reich                                     7,889          *                7,889
Kenneth A. Swinney.......................         65,000(41)      *               65,000          0                0%
Kenneth A. Swinney, custodian for
   Andrew T. Swinney.....................         20,000          *               20,000          0                0%
Kenneth A. Swinney, custodian for
   Jacob R. Swinney......................         20,000          *               20,000          0                0%
Mark Thompson............................         18,500          *               18,500          0                0%
Patricia Toledano........................        100,000(24)      *              100,000          0                0%
Barnie Vanzant, Jr.......................         27,777(31)      *               27,777          0                0%
James B. Vincent.........................         10,000          *               10,000          0                0%
Sudesh K. Vohra..........................        250,000          *              250,000          0                0%
Robert Wait..............................         18,000          *               18,000          0                0%
Marvin E. Wallace........................      1,038,869          2%           1,038,869          0                0%
Walton Properties Profit Sharing Plan
   & Trust...............................         62,500          *               62,500          0                0%
Adam J. Waxman...........................         25,000          *               25,000          0                0%
Samuel E. Webster........................         80,000(4)       *               80,000          0                0%
James H. Whitmire........................        855,157(12)      1%             855,157          0                0%
David Williams and Judith Napier True....         22,221(47)      *               22,221          0                0%
Clarissa A. Windham......................         20,000          *               20,000          0                0%
Martha Taylor Windham....................         18,155          *               18,155          0                0%
Mary Elizabeth Windham...................         20,000          *               20,000          0                0%
Stephen D. Windham.......................         20,000          *               20,000          0                0%
Barbara Womack...........................            532          *                  532          0                0%
Ellen Lowe Womack........................            532          *                  532          0                0%
Lydia Womack.............................            266          *                  266          0                0%
Lydia Womack as custodian for Lydia
   Caroline Campbell.....................            266          *                  266          0                0%


                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                               --------------------------                   ----------------------------
                                                  NUMBER                                       NUMBER
            NAME OF BENEFICIAL                 BENEFICIALLY    PERCENT     SECURITIES TO    BENEFICIALLY       PERCENT
                  OWNER                          OWNED (1)   OF CLASS(49)  BE OFFERED(2)        OWNED       OF CLASS(50)
                 -------                       ------------  ------------  --------------   ------------    ------------
Lydia Womack as custodian for
   William Campbell......................            266          *                  266          0                0%
Margaret Champagne Griffon Womack........          5,320          *                5,320          0                0%
Milton J. Womack.........................         57,656(4)       *               57,656          0                0%
Milton J. Womack, Jr.....................            532          *                  532          0                0%
Milton J. Womack, Jr. as custodian for
  Hannah Louise Womack...................            532          *                  532          0                0%
Thomas McD. Womack as custodian for
   Thomas McD. Womack, Jr................            266          *                  266          0                0%
Thomas McD. Womack as custodian
   for Annie Weeks Womack................            266          *                  266          0                0%
Thomas McD. Womack as custodian
   for Maria McKenzie Womack.............            266          *                  266          0                0%
Thomas McD. Womack as custodian
   for Reed Waddell Womack...............            266          *                  266          0                0%
Thomas McD. Womack as custodian
  for Brendan Wall Womack................            266          *                  266          0                0%
Dr. James H. Wood........................         62,500          *               62,500          0                0%
Dr. James H. Wood and Mary K.
   Wood..................................        366,667(3)       1%             366,667          0                0%
Ken Woods................................         27,777(31)      *               27,777          0                0%
Susan Yanez..............................          1,841          *                1,841          0                0%
Debra York...............................      1,128,663(48)      2%           1,110,663        18,000              *
                                              ----------                     -----------
         Total...........................     60,390,910                      46,491,159

--------------------------------------------


*     Less than 1% of outstanding shares

(1) In September 1996, the Company completed an offering of $1,506,000 of 7.0% Convertible Promissory Notes due January 15, 1998 (the "Notes"). Interest on the Notes is payable quarterly by the Company and the principal (plus any accrued interest) may, at the option of the holder, be converted into shares of Common Stock at a conversion price of $1.00 per share. In January 1997, the Company completed a private placement of 1,684,975 shares of Common Stock and 730,156 warrants (the "Warrants"). Warrants are immediately exercisable at an exercise price of $1.75 per share and expire on December 31, 1999. In addition, in May, 1997, the Company completed a private placement of 1,148,333 shares of Common Stock and 497,609 Warrants. The holders of the above-referenced securities have been granted certain registration rights by the Company. Accordingly, such securities are being registered by the Company hereby. For the purpose of this Prospectus, it is assumed that the holder exercises 100% of the option or Warrant or converts 100% of the Note, as the case may be.

(2) Substantially all of the shares of Common Stock included in this Registration Statement are being registered by the Company for the benefit of the selling shareholders pursuant to certain registration rights granted by the Company. Accordingly, not all of the shares of Common Stock included herein may actually be sold by the selling shareholders pursuant to the Registration Statement.

(3)   Includes 66,667 shares subject to presently exercisable Warrants.

(4)   Includes 20,000 shares subject to presently exercisable Warrants.

(5)   Includes 3,333 shares subject to presently exercisable Warrants.

(6)   Includes 5,555 shares subject to presently exercisable Warrants.

(7)   Represents shares subject to presently exercisable Warrants.

(8) Represents shares of Common Stock issued by the Company to Mr. Askew pursuant to the terms of a settlement agreement entered into by the Company and Mr. Askew. See Note 22 hereof for information with respect to certain shares of Common Stock held indirectly as a member of Healthcare Technology Investments, L.L.C.
(9)   Includes 94,999 shares subject to presently exercisable Warrants.

(10) Includes 45,000 shares subject to presently exercisable stock options. Shares were issued by the Company in connection with acquisitions of other businesses. The holders of these shares have been granted certain registration rights by the Company. Accordingly, such shares are being registered by the Company hereby.

(11) Includes shares subject to a presently convertible Note [Describe Conversion].

(12) All or a portion of such shares were issued by the Company in connection with acquisitions of other businesses. The holders of these shares have been granted certain registration rights by the Company.
      Accordingly, such shares are being registered by the Company hereby.

(13)  Includes 7,000 shares subject to presently exercisable Warrants.

(14)  Includes 27,778 shares subject to presently exercisable Warrants.

(15) Mr. Fisher is a director, the Executive Vice President, Chief Administrative Officer and Secretary of the Company.

(16) Includes 2,400,000 shares subject to presently exercisable stock options. Mr. Fisher's business address is 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350.

(17)  Includes 20,000 shares subject to presently exercisable Warrants.

(18)  Includes 16,667 shares subject to presently exercisable  Warrants.

(19)  Includes 100,000 shares subject to presently exercisable  Warrants.

(20) Mr. Harrison is the Chairman of the Board and Chief Executive Officer of the Company.

(21) Mr. Harrison disclaims beneficial ownershipp in 4,775,150 shares, but the amount reflected above includes (i) 4,450,000 shares subject to presently exercisable stock options, (ii) 3,916,534 shares owned by PHE, Inc., which Mr. Harrison has the power to vote by virtue of his position as the president of such entity but of which Mr. Harrison disclaims beneficial ownership with respect to 2,098,232 shares, and (iii) 5,000,000 shares owned by Healthcare Technology Investments, L.L.C. ("HTI"), which Mr. Harrison has the power to vote by virtue of his position as the President and manager of this entity but of which Mr. Harrison disclaims beneficial ownership with respect to 2,676,918 shares. PHE directly owns 3,916,534 and indirectly, through HTI, owns 3,879,053. See Note 22 with respect to the beneficial ownership of the shares held by HTI. Mr. Harrison's business address is 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350.

(22) The shares held by Healthcare Technology Investments, L.L.C., a Georgia limited liability company ("HTI"), may be transferred to any of its members or subsequent transferees who shall also be specifically covered by this offering. Mr. Harrison presently has the power to vote all of these shares by virtue of his positions as President and manager of this entity, but specifically disclaims beneficial ownership with respect to 2,581,168 shares held by HTI. The members, as of the date hereof, and their current beneficial ownership interests in the shares held by HTI are as follows: Paul Harrison Enterprise, Inc. (3,879,053); Paul W. Harrison (522,180, directly, 1,800,902, indirectly); James Askew (186,492); Lonnie Herzog (186,493), Eugene Harrison (99,463); Kathleen Wilhoit (74,597); Bill McIvor (39,785); and Frank Sparkman (11,936). HTI's business address is 3390 Peachtree Road, N.E., Lenox Towers, Suite 1000, Atlanta, Georgia 30326.

(23)  Includes 10,000 shares subject to presently exercisable  Warrants.

(24)  Represents shares subject to presently exercisable stock options.

(25)  Includes 10,000 shares subject to presently exercisable stock options.

(26)  Includes 2,917 shares subject to presently exercisable Warrants.

(27)  Includes 16,100 shares subject to presently exercisable Warrants.

(28)  Includes 12,810 shares subject to presently exercisable Warrants.

(29)  Includes 5,610 shares subject to presently exercisable Warrants.

(30)  Includes 8,500 shares subject to presently exercisable  Warrants.

(31)  Includes 6,944 shares subject to presently exercisable  Warrants.

(32)  Includes 85,000 shares subject to presently exercisable Warrants.

(33)  Includes 2,000 shares subject to presently exercisable  Warrants.

(34)  Includes 16,666 shares subject to presently exercisable Warrants.

(35) Includes 10,000 shares held by Mr. Meyer's two minor children. Mr. Meyer is a partner of the law firm of Smith, Gambrell & Russell, LLP which serves as the Company's outside legal counsel.

(36)  Includes 5,346 shares subject to presently exercisable  Warrants.

(37)  Includes 8,599 shares subject to presently exercisable  Warrants.

(38) Mr. Neely serves as a Senior Vice President of the Company. Mr. Neely's business address is 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350

(39)  Includes 18,000 shares subject to presently exercisable  Warrants.

(40)  Includes 10,833 shares subject to presently exercisable  Warrants.

(41)  Includes shares subject to presently exercisable stock options.

(42)  Includes 13,333 shares subject to presently exercisable Warrants.

(43) PHE directly owns 3,916,534 and indirectly, through HTI, owns 3,879,053. See note 22 with respect to the beneficial ownership of the shares held by HTI.

(44)  Includes 36,667 shares subject to presently exercisable Warrants.

(45)  Includes 7,000 shares subject to presently exercisable Warrants.

(46) Includes 1,250,000 shares subject to presently exercisable stock options. Mr. Spicer's business address is 1733 Park Street, Suite 300, Naperville, Illinois 60544. Shares were issued by the Company in connection with acquisitions of other businesses. The holders of these shares have been granted certain registration rights by the Company. Accordingly, such shares are being registered by the Company hereby.

(47)  Includes 5,555 shares subject to presently exercisable  Warrants.

(48) Includes 85,000 shares subject to presently exercisable stock options. Shares were issued by the Company in connection with acquisitions of other businesses. The holders of these shares have been granted certain registration rights by the Company. Accordingly, such shares are being registered by the Company hereby.

(49) Calculated by dividing the number of shares beneficially owned by the selling shareholder, including shares issued upon the exercise of all outstanding options, Warrants and convertible debt, by the number of shares of Common Stock outstanding after giving effect to the issuance of shares upon the exercise of outstanding options, Warrants and convertible debt. See "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement dated November 20, 1997.

(50) Calculated by dividing the number of shares beneficially owned by the selling shareholder by the number of shares of Common Stock outstanding after giving effect to the issuance of shares upon the exercise of outstanding options, Warrants and convertible debt.


                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of HALIS consists of 100,000,000 shares of Common Stock, par value $.01 per share and 5,000,000 shares of Preferred Stock, par value $.10 per share.

COMMON STOCK

         Each share of Common Stock is entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. There are no cumulative voting rights. Common shareholders do not have preemptive rights or other rights to subscribe for additional shares, and HALIS' Common Stock is not subject to conversion or reduction. All the outstanding Common Stock is, and all shares issuable hereunder will be, duly and validly issued, fully paid and nonassessable. In the event of liquidation, subject to the rights of holders of the Notes and any other notes or Common Stock subsequently issued, the holders of Common Stock will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of holders of the Notes, holders of the Common Stock are entitled to receive dividends when and as declared by HALIS' Board of Directors out of funds legally available therefor. HALIS has not paid any dividends since its inception and has no intention to pay any dividends in the foreseeable future. Any future dividends would be subject to the discretion of HALIS' Board of Directors and would depend on, among other things, future earnings, the operating and financial condition of HALIS, its capital requirements, and general business conditions.

PREFERRED STOCK

         HALIS is authorized to issue up to 5,000,000 shares of $.10 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of HALIS. HALIS has no present plans to issue any shares of Preferred Stock and has agreed that it will not issue any shares of Preferred Stock on or before September 11, 1997 without shareholder approval.

COMMON STOCK PURCHASE WARRANTS

         HALIS currently has outstanding approximately 1,271,482 Common Stock Purchase Warrants (the "Warrants").

         Exercise Price and Periods. The Warrants are each exercisable at a price of $1.75 OR $1.35 per share (the "Exercise Price"). The expiration date of the Warrants may be extended indefinitely or the exercise price thereof reduced, at the discretion of HALIS, upon giving written notice to the Transfer and Warrant Agent and the Warrantholders. The expiration date of the Warrants is December 31, 1999, subject to further extension at the option of HALIS.

         Rights of Warrantholders. Holders of the U.S. Warrants and the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of HALIS, holders of the Warrants will not be entitled to participate in any liquidation distribution. Holders of Warrants are protected against dilution of their interests represented by the underlying shares of Common Stock upon the occurrence of stock dividends, stock splits, or reclassifications of HALIS' Common Stock.

         Limitations Upon Exercise. The Warrants may not be exercised unless HALIS maintains a current Registration Statement in effect with the SEC or an exemption from such registration is available during the exercise period of the Warrants. HALIS is required to use its best efforts to file a Registration Statement and to keep information on HALIS current during the period within which the U.S. Warrants may be exercised. However, HALIS will have no obligation to keep the Registration Statement current when the market bid price for HALIS' Common Stock is below the exercise price of the U.S. Warrants by more than ten percent (10%) for a period of not less than twenty (20) consecutive trading days.

         Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue.

         Effect of Warrants. For the life of the Warrants, Warrantholders have the opportunity to profit from a rise in the market value of the Common Stock of HALIS, if any, at the expense of the holders of Common Stock. A Warrantholder may be expected to exercise Warrants at a time when HALIS, in all likelihood, would be able to obtain equity capital, if it so desired, by a public sale of new Common Stock on terms more favorable than those provided in the Warrants. Exercise of the Warrants could dilute the equity interest of other stockholders in HALIS.

TRANSFER AND WARRANT AGENT

         SunTrust Bank, Atlanta, acts as the Transfer Agent and Warrant Agent for the Common Stock and Warrants of HALIS.

SALES OF EQUITY SECURITIES PURSUANT TO REGULATION S

         During December 1997 the Company received funds from the sale of 4% Convertible Debentures and certain warrants (the "Reg S Warrants"). The Debentures and Reg S Warrants were issued to non-U.S. Persons with the assistance of GEM Advisors, Inc. acting as a placement agent. The consideration received by the Company for the Debentures was $300,000 in cash less certain expenses, including payments of $2,500 in fees to the escrow agent and 9% of the aggregate proceeds to GEM Advisors, Inc. as compensation for its services. The offers and sales of the Debentures and Reg S Warrants were made pursuant to a claim of exemption under Rules 901 and 903 of Regulation S promulgated by the Securities and Exchange Commission or, alternatively, under Section 4(2) of the Securities Act of 1933, as amended. See the Company's Current Report on Form 8-K, dated December 30, 1997 for additional information.

         Neither the shares issuable upon conversion of the Debentures or the Reg. S Warrants are registered under the Registration Statement of which this Propectus is a part or under any other Registration Statement of the Company and are not subject to sale pursuant to this Prospectus.


                              PLAN OF DISTRIBUTION

         The shares of Common Stock offered hereby for the benefit of the Selling Shareholders were originally issued by the Company pursuant to the private placement exemption from registration provided in Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders. See "Use of Proceeds."

         The Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. In addition, certain Selling Shareholders may elect to sell shares of the Common Stock in privately negotiated transactions in exchange for restricted shares of Common Stock and/or Warrants of the Company.

         From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described hereunder.

         The Selling Shareholders may effect transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $75,000.


                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.


                                     EXPERTS

         The financial statements of the Company as of and for the fiscal year ended December 31, 1996, and the financial statements of AUBIS Hospitality Systems, Inc. and Subsidiaries, AUBIS Systems Integration, Inc., HALIS Software, Inc., and ProHealth Solutions, Inc. as of and for the fiscal year ended December 31, 1995, included and incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Compass as of and for the fiscal year ended December 31, 1996, included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated March 28, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of SMG as of December 31, 1996 and for the two year period ended December 31, 1996, included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated April 7, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of ABAS/TPA as of October 31, 1996 and for the two year period ended October 31, 1996, included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated April 14, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of TGM as of December 31, 1996 and for the year ended December 31, 1996, included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated July 16, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of PRN as of December 31, 1996 and for the two year period ended December 31, 1996, included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated September 18, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The combined financial statements of PhySource and Theodore M. Homa, M.D., S.C. as of December 31, 1996 and for the period from inception (February 28, 1996) through December 31, 1996 for PhySource and the year ended December 31, 1996 for Theodore M. Homa, M.D., S.C., included and incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (Amendment No. 1) dated October 13, 1997, have been audited by the firm of Habif, Arogeti & Wynne, P.C., independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

HALIS, INC. AND SUBSIDIARIES

         Independent Auditors' Report..............................................................................F-4
         Consolidated Balance Sheet - December 31, 1996............................................................F-5
         Consolidated Statement of Operations for the year ended December 31,
            1996 and Combined Statement of Operations of the Predecessor for the
            year ended December 31, 1995...........................................................................F-7
         Consolidated Statement of Stockholders' Deficit for the year ended
            December 31, 1996 and Combined Statement of Stockholders' Deficit
            of the Predecessor for the year ended December 31, 1995................................................F-8
         Consolidated Statement of Cash Flows for the year ended December 31,
            1996 and Combined Statement of Cash Flows of the Predecessor for
            the year ended December 31, 1995.......................................................................F-9
         Notes to Consolidated Financial Statements................................................................F-10
         Consolidated Balance Sheet at September 30, 1997 (unaudited)..............................................F-26
         Consolidated Statements of Operations for the three months ended
            September 30, 1997 and Combined Statements of Operations of the
            Predecessor for the three months Ended September 30, 1996(unaudited)...................................F-28
         Consolidated Statement of Operations for the nine months ended
            September 30, 1997 and Combined Statements of Operations of the
            Predecessor for the nine months ended September 30, 1996 (unaudited)...................................F-29
         Consolidated Statements of Cash Flows for the nine months ended
            September 30, 1997 and Combined Statements of Cash Flows of the
         Predecessor for the nine months Ended September 30, 1996 (unaudited)......................................F-31
         Notes to Unaudited Consolidated Financial Statements......................................................F-32

THE COMPASS GROUP, INC.

         Independent Auditor's Report..............................................................................F-34
         Balance Sheet at December 31, 1996........................................................................F-35
         Statement of Operations for the year ended December 31, 1996..............................................F-36
         Statement of Stockholders' Equity for the year ended December 31, 1996....................................F-37
         Statement of Cash Flows for the year ended December 31, 1996..............................................F-38
         Notes to Financial Statements.............................................................................F-39

SOFTWARE MANUFACTURING GROUP, INC.

         Independent Auditors' Report..............................................................................F-42
         Balance Sheet at December 31, 1996........................................................................F-43
         Statements of Operations for the years ended December 31, 1996 and
            1995...................................................................................................F-44
         Statements of Changes in Stockholders' Deficit for the years ended
            December 31, 1996 and 1995.............................................................................F-45
         Statements of Cash Flows for the years ended December 31, 1996 and
            1995...................................................................................................F-46
         Notes to Financial Statements.............................................................................F-47

AMERICAN BENEFIT AND ADMINISTRATIVE SERVICES, INC. AND
THIRD PARTY ADMINISTRATORS, INC.

         Independent Auditors' Report..............................................................................F-54
         Combined Balance Sheets at January 31, 1997 (unaudited) and
            October 31, 1996.......................................................................................F-55

         Combined Statements of Operations for the three month periods ended
            January 31, 1997 and 1996 (unaudited) and the years ended October
            31, 1996 and 1995......................................................................................F-57
         Combined Statements of Changes in Stockholders' Equity for the three months ended January 31, 1997 (unaudited) and the years ended
            October 31, 1996 and 1995..............................................................................F-58
         Combined Statements of Cash Flows for the three month periods ended
            January 31, 1997 and 1996 (unaudited) and the years ended October
            31, 1996 and 1995......................................................................................F-59
         Notes to Combined Financial Statements....................................................................F-60

TG MARKETING SYSTEMS, INC.

         Independent Auditors' Report..............................................................................F-65
         Balance Sheets at December 31, 1996 and March 31, 1997 (unaudited)........................................F-66
            Statements of Income for the year ended December 31, 1996 and for the three month periods ended March 31, 1997 and 1996 (unaudited)......................................F-67
         Statement of Changes in Stockholders' Equity for the year ended
            December 31, 1996 and for the three months ended March 31, 1997
            (unaudited)............................................................................................F-68
         Statements of Cash Flows for the year ended December 31, 1996 and for the three month periods ended March 31, 1997 and 1996 (unaudited)......................................F-69
         Notes to Financial Statements.............................................................................F-70

PHYSICIANS RESOURCE NETWORK, INC.

         Independent Auditors' Report..............................................................................F-74
         Balance Sheets at December 31, 1996 and June 30, 1997 (unaudited).........................................F-75
            Statements of Operations for the years ended December 31, 1996 and
            1995 and the six months ended June 30, 1997 and 1996 (unaudited).......................................F-76
         Statements of Changes in Stockholders' Deficit for the years ended
            December 31, 1996 and 1995 and the six month period ended June 30,
            1997 (unaudited).......................................................................................F-77
         Statements of Cash Flows for the years ended December 31, 1996 and
            1995 and the six months ended June 30, 1997 and 1996 (unaudited).......................................F-78
         Notes to Financial Statements.............................................................................F-79

PHYSOURCE LTD.  AND THEODORE M.  HOMA, M.D., S.C.

         Independent Auditors' Report..............................................................................F-85
         Balance Sheets at December 31, 1996 and June 30, 1997 (unaudited).........................................F-86
            Statements of Operations for the years ended December 31, 1996 and
            1995 and the six months ended June 30, 1997 and 1996 (unaudited).......................................F-87
         Statements of Changes in Stockholders' Deficit for the years ended
            December 31, 1996 and 1995 and the six month period ended June 30,
            1997 (unaudited).......................................................................................F-88

         Statements of Cash Flows for the years ended December 31, 1996 and
            1995 and the six months ended June 30, 1997 and 1996 (unaudited).......................................F-89
         Notes to Financial Statements.............................................................................F-90

PRO FORMA FINANCIAL INFORMATION OF HALIS, INC. --
THE COMPASS GROUP, INC., SOFTWARE MANUFACTURING
GROUP, INC. AND AMERICAN BENEFIT AND ADMINISTRATIVE
SERVICES, INC. AND THIRD PARTY ADMINISTRATORS, INC. ACQUISITIONS

         Introduction..............................................................................................F-96
         Unaudited Pro Forma Condensed Consolidated Balance Sheet -
            December 31, 1996......................................................................................F-97
         Unaudited Pro Forma Condensed Consolidated Statement of Operations -
            year ended December 31, 1996...........................................................................F-99
         Notes to Unaudited Condensed Consolidated Pro Forma Financial
            Statements.............................................................................................F-100

PRO FORMA FINANCIAL INFORMATION OF HALIS, INC. --
TG MARKETING SYSTEMS, INC. ACQUISITION

         Introduction..............................................................................................F-101
         Unaudited Pro Forma Condensed Consolidated Balance Sheet - March 31,
            1996...................................................................................................F-102
         Unaudited Pro Forma Condensed Consolidated Statements of Operations
            year ended December 31, 1996 and three month period ended March
            31, 1997...............................................................................................F-103
         Notes to Unaudited Condensed Consolidated Pro Forma Financial
            Statements.............................................................................................F-105

PRO FORMA FINANCIAL INFORMATION OF HALIS, INC. --
PHYSICIANS RESOURCE NETWORK, INC.

         Introduction..............................................................................................F-107
         Unaudited Pro Forma Condensed Consolidated Balance Sheet - June 30,
            1997...................................................................................................F-108
         Unaudited Pro Forma Condensed Consolidated Statements of Operations
            year ended December 31, 1996 and six month period ended June 30,
            1997...................................................................................................F-109
         Notes to Unaudited Condensed Consolidated Pro Form Financial
            Statements.............................................................................................F-110

PRO FORMA FINANCIAL INFORMATION OF HALIS, INC. --
DISPOSITION OF ORTHODONTIC BUSINESS AND NON-HEALTHCARE ASSETS

         Introduction..............................................................................................F-112
         Unaudited Pro Forma Condensed Consolidated Balance Sheet - September
            30, 1997...............................................................................................F-113
         Unaudited Pro Forma Condensed Consolidated Statements of Operations -
            nine months ended September 30, 1997...................................................................F-114
         Notes to Unaudited Condensed Consolidated Pro Form Financial
            Statements.............................................................................................F-115

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
   of HALIS, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of HALIS, Inc. and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 31, 1996. We have also audited the combined statements of operations, stockholders' deficit and cash flows of AUBIS Hospitality Systems, Inc. and Subsidiaries, AUBIS Systems Integration, Inc., HALIS Software, Inc., and ProHealth Solutions, Inc., [collectively, the Predecessor], for the year ended December 31, 1995. These consolidated financial statements and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HALIS, Inc. and Subsidiaries as of December 31, 1996 and the Predecessor as of December 31, 1995 and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, HALIS, Inc. was involved in a business combination with the Predecessor that has been accounted for as a reverse acquisition in which the Predecessor is treated as the acquirer for accounting purposes; accordingly, the financial statements for periods prior to November 19, 1996 are the combined financial statements of the Predecessor.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the consolidated financial statements, the Company has had recurring losses, a working capital deficit and a capital deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /s/ Habif, Arogeti & Wynne, P.C.

Atlanta, Georgia

March 7, 1997, except for Notes C and J, as to which the date is March 31, 1997

                          HALIS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1996



                                     ASSETS


Current assets
--------------
     Cash                                                             $  719,989
     Receivables, less allowance for possible losses
         of $39,027                                                       45,003
     Current portion of receivables - related party                       13,285
     Inventories                                                          10,178
     Other current assets                                                  9,886
                                                                      ----------

         Total current assets                                            798,341
                                                                      ----------

Property and equipment, at cost
----------------------
     Computer equipment                                                  101,777
     Office furniture and fixtures                                        45,349
                                                                      ----------
                                                                         147,126
     Less accumulated depreciation                                       (86,972)
                                                                      ----------

                                                                          60,154
                                                                      ----------


Other assets
------------
     Deposits                                                             16,434
     Receivables - related party, net of current portion                  48,458
     Deferred merger costs                                                32,659
     Loan origination fees, net of accumulated
         amortization of $18,000                                          18,000
     Capitalized software development costs, net of
         accumulated amortization of $-0-                                160,995
     Other intangible assets, net of accumulated amortization
         of $2,059                                                         3,088
                                                                      ----------
                                                                         279,634
                                                                      ----------

                                                                      $1,138,129
                                                                      ==========



                   See auditors' report and accompanying notes

                          HALIS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1996



                      LIABILITIES AND STOCKHOLDERS' DEFICIT



Current liabilities
-------------------
     Accounts payable and accrued expenses                         $    908,660
     Accounts payable and accrued expenses - related party               75,784
     Deferred revenue and customer deposits                              19,106
     Notes payable                                                      210,000
     Notes payable - related party                                      144,000
     Payroll and sales tax payable                                      366,405
                                                                   ------------

         Total current liabilities                                    1,723,955
                                                                   ------------



Long-term debt, net of current portion
--------------------------------------
     Convertible notes payable                                        1,506,000
                                                                   ------------



Commitments and contingencies (Note G)
--------------------------------------

Stockholders' deficit
---------------------
     Common stock $.01 par value, 100,000,000
         authorized; 23,972,621 issued and outstanding                  239,726
     Additional paid-in capital                                      10,881,151
     Stock subscription receivable                                     (240,000)
     Accumulated deficit                                            (12,965,953)
     Treasury stock                                                      (6,750)
                                                                   ------------

                                                                     (2,091,826)
                                                                   ------------

                                                                   $  1,138,129
                                                                   ============



                   See auditors' report and accompanying notes

                          HALIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                        COMBINED STATEMENTS OF OPERATIONS
                               OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995




                                                                   [Predecessor]
                                                      1996             1995
                                                  ------------     ------------
Systems sales and services                        $  1,925,412     $  3,582,896
                                                  ------------     ------------


Costs and expenses
------------------
     Cost of goods sold                              1,656,113        2,613,259
     Selling, general, and administrative            1,441,572        1,249,790
     Research and development                          400,699              -0-
                                                  ------------     ------------

                                                     3,498,384        3,863,049
                                                  ------------     ------------


Operating loss                                      (1,572,972)        (280,153)
--------------                                    ------------     ------------


Other income (expense)
----------------------
     Gain (loss) on asset disposal                      (8,228)           6,385
     Rental income                                      27,600           21,350
     Interest expense                                  (67,613)         (22,798)
     Interest income                                       546            1,394
     Other income                                        9,559              315
     Merger costs                                     (378,588)             -0-
     Loss from misappropriation                            -0-          (97,123)
                                                  ------------     ------------
                                                      (416,724)         (90,477)
                                                  ------------     ------------

       Loss before income taxes                     (1,989,696)        (370,630)


Income taxes                                               -0-            2,308
------------                                      ------------     ------------

Net loss                                          $ (1,989,696)    $   (372,938)
                                                  ============     ============

Net loss per common share                         $      (0.12)              --
                                                  ============
Weighted average shares outstanding                 15,956,824               --
                                                  ============



                  See auditors' report and accompanying notes

                          HALIS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                  COMBINED STATEMENT OF STOCKHOLDERS' DEFICIT
                               OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                 Common Stock                       Stock                                 Total
                                                 ------------        Paid-in     Subscription  Accumulated  Treasury  Stockholders'
      Predecessor Company                     Shares     Amount      Capital      Receivable     Deficit      Stock      Deficit
--------------------------------            ----------  --------   -----------   ------------ ------------  --------  -------------
Balances, December 31, 1994                        -0-  $    -0-   $   375,787    $     -0-   $ (1,048,842)  $   -0-   $  (673,055)

Additional capital contribution                    -0-       -0-       210,500          -0-            -0-       -0-       210,500

Net loss                                           -0-       -0-           -0-          -0-       (372,938)      -0-      (372,938)
                                            ----------  --------   -----------    ---------   ------------   -------   -----------

Balances, December 31, 1995                        -0-       -0-       586,287          -0-     (1,421,780)      -0-      (835,493)

           HALIS, Inc.
--------------------------------

Net loss                                           -0-       -0-           -0-          -0-     (1,989,696)      -0-    (1,989,696)

Additional capital contributed                     -0-       -0-       199,678          -0-            -0-       -0-       199,678

Assumed purchase of net assets
     of Fisher at Predecessor cost           7,455,646    74,556     8,621,537          -0-     (9,554,477)   (6,750)     (865,134)

Issuance of shares in reverse acquisition
     of Fisher by HALIS, Inc.               15,000,000   150,000      (150,000)         -0-            -0-       -0-           -0-

Issuance of common stock                     1,516,975    15,170     1,623,649     (240,000)           -0-       -0-     1,398,819
                                            ----------  --------   -----------    ---------   ------------   -------   -----------

Balances, December 31, 1996                 23,972,621  $239,726   $10,881,151    $(240,000)  $(12,965,953)  $(6,750)  $(2,091,826)
                                            ==========  ========   ===========    =========   ============   =======   ===========


                   See auditors' report and accompanying notes

                          HALIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                        COMBINED STATEMENT OF CASH FLOWS
                               OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                                 [Predecessor]
                                                                                1996                  1995
                                                                            -----------            ---------
Cash flow from operating activities
-----------------------------------
     Net loss                                                               $(1,989,696)           $(372,938)
                                                                            -----------            ---------
     Adjustments to reconcile net loss to
         net cash used by operating activities
              Depreciation                                                       15,100               18,896
              Amortization                                                        3,279                1,030
              Assumption of expenses by parent                                   32,000                  -0-
              Allowance for loss on account receivable                          (40,000)              18,000
              Loss (Gain) on disposal of assets                                   8,228               (6,385)
              Changes in assets and liabilities
                 Decrease (Increase) in accounts receivable                     140,031               22,841
                 Decrease (Increase) in receivables - related party              21,813               (8,048)
                 Decrease (Increase) in inventories                              45,669               (6,196)
                 Decrease (Increase) in other current assets                         71               (5,716)
                 Increase in intangible assets                                      -0-               (5,147)
                 Increase in deposits                                            (4,230)              (8,609)
                 Increase (Decrease) in accounts payable
                    and accrued expenses                                       (255,061)             162,902
                 Increase in accounts payable and
                    accrued expenses - related party                             37,599               88,468
                 Increase (Decrease) in income tax payable                       (6,908)               6,908
                 Increase (Decrease) in deferred revenue
                    and customer deposits                                       (96,219)              48,266
                 Increase in payroll and sales taxes payable                     90,517              150,569
                                                                            -----------            ---------
                    Total adjustments                                            (8,111)             477,779
                                                                            -----------            ---------
                           Net cash provided [used] by
                               operating activities                          (1,997,807)             104,841
                                                                            -----------            ---------

Cash flows from investing activities
------------------------------------
     Purchase of property equipment                                             (16,424)             (52,498)
     Increase in software development costs                                    (160,995)                 -0-
     Net decrease (increase) in deferred merger costs                           137,049             (169,708)
     Net proceeds from sale of property and equipment                            10,651                  -0-
     Advances from Fisher and cash received in acquisition                    1,187,233                  -0-
     Insurance recovery from equipment loss                                         -0-               30,677
                                                                            -----------            ---------
         Net cash provided [used] by investing activities                     1,157,514             (191,529)
                                                                            -----------            ---------

Cash flows from financing activities
------------------------------------
     Proceeds from issuance of common stock                                   1,398,819                  -0-
     Proceeds from additional capital contributions                                 -0-              210,000
     Net payments on note payable and line-of-credit                            (16,088)             (17,912)
     Proceeds from issuance of notes payable - related party                    100,000               11,020
     Repayments on notes payable - related party                                (51,100)                 -0-
                                                                            -----------            ---------
         Net cash provided by financing activities                            1,431,631              203,108
                                                                            -----------            ---------

              Net increase in cash                                              591,338              116,420

Cash, beginning of year                                                         128,651               12,231
                                                                            -----------            ---------

         Cash, end of year                                                  $   719,989            $ 128,651
                                                                            ===========            =========



                  See auditors' report and accompanying notes

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Description of the Company and Basis of Presentation:

         HALIS, Inc. (HALIS) and Subsidiaries (collectively, the Company) is a developer and supplier of healthcare software systems to managed healthcare markets and to medical practices and related point of service markets. The Company also provides value added computer services, network solutions, and connectivity solutions and systems integration principally to Atlanta area businesses. Additionally, the Company provides services support, including onsite hardware maintenance, as well as network support programs.

         On November 19, 1996, HALIS, Inc. (f/k/a Fisher Business Systems, Inc.) issued 15,000,000 shares (66.8%) of its common stock in exchange for 100% of the capital stock of AUBIS Hospitality Systems, Inc. and Subsidiaries (AHS), AUBIS Systems Integration, Inc. (ASI), and HALIS Software, Inc. (HSI), which included ProHealth Solutions, Inc. (see Note B).

         The acquisitions set out in the preceding paragraph are being accounted for as the reverse acquisition of HALIS, Inc. by an "accounting entity" consisting of AHS, ASI, and HSI (collectively, the Predecessor) because following the transaction, the former shareholders of AHS, ASI, and HSI are in control of the Company. Accordingly, the financial statements of the Company are the financial statements of the "accounting entity" adjusted for the assumed acquisition of the net assets of HALIS, Inc. in exchange for the issuance of HALIS, Inc. common stock outstanding before the transaction. The net assets of the Predecessor are accounted for at their historical cost.

         In accordance with purchase accounting principles pursuant to Accounting Principles Board Statement No. 16, Business Combinations (APB 16), the Company accounted for the net assets of HALIS, Inc. acquired at the fair value of such net assets as of November 19, 1996.

         Because of the transactions noted above, the Company's results of operations for the year ended December 31, 1996 consists of the operations of AHS, ASI, and HSI for the entire year and the operations of HALIS, Inc. from November 19, 1996 to December 31, 1996.

         Principles of Consolidation:

         The consolidated financial statements include the accounts of HALIS, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         The combined financial statements of the Predecessor include the accounts of AUBIS Hospitality Systems, Inc. and Subsidiaries, AUBIS Systems Integration, Inc., HALIS Software, Inc. and ProHealth Solutions, Inc. All significant intercompany accounts and transactions have been eliminated.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995



A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]

         Revenue Recognition:

         Revenue consists primarily of licensing fees, sales of related computer hardware, and post contract customer support. The Company accounts for such revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 91-1, Software Revenue Recognition, as follows:

         License Revenue                       -  Revenue from the sales of
                                                  software licenses is
                                                  recognized after shipment of
                                                  the product and fulfillment of
                                                  acceptance terms, provided no
                                                  significant obligations remain
                                                  and collection of resulting
                                                  receivable is deemed probable.

         Support contract                      -  Ratably over the life of the
                                                  contract from the effective
                                                  date

         Installation, training and education  -  When the services are provided

         Hardware                              -  Upon shipment of computer
                                                  equipment to the customer,
                                                  provided no significant
                                                  obligations remain and
                                                  collection of resulting
                                                  receivable is deemed probable.

         Inventory:

         Inventory is recorded on the first-in, first-out method at the lower-of-cost or market.

         Property and Equipment:

         Property and equipment is carried at cost. Depreciation is computed using the straight-line method based on estimated useful lives of the assets, generally three to seven years. For income tax purposes, depreciation is calculated on accelerated methods.

         Software Development Costs:

         In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, research and development costs incurred prior to the attainment of technological and marketing feasibility of products are charged to operations. Thereafter, the Company capitalizes the direct costs and associated allocated overhead incurred in the development of products, until the point of market release of such products, wherein costs incurred are again charged to operations.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: [Continued]

         Software Development Costs: [Continued]

         Capitalized costs are amortized over a period of five years on a straight-line basis, and amortization commences when the product is available for market release. Unamortized costs are carried at the lower of book value or net realizable value.

         Deferred Merger Costs:

         Deferred merger costs will be capitalized as part of the merger agreements subsequently commenced. (Note M). Deferred merger costs associated with mergers which were consummated during 1996 (Note B) were charged to operations in 1996 because the assets balances of HALIS, Inc. were considered to be at fair value.

         Income Taxes:

         Income taxes are based on loss for financial reporting purposes and reflect a current liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax liabilities and assets are recognized for the estimated tax effects of temporary differences between financial reporting and taxable income (loss) for the loss carryforwards based on enacted tax laws and rates. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosures including the allowance for doubtful accounts, inventory reserve, useful lives and recoverability of long-term assets such as capitalized software development costs. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

         Reclassifications:

         Certain 1995 amounts have been reclassified to conform to 1996 presentation.

B.       MERGER AND REORGANIZATION:

         On March 7, 1996, ProHealth Solutions, Inc. merged with and into HSI. HSI continued as the surviving corporation and ProHealth Solutions, Inc. was the nonsurviving corporation.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995

B.       MERGER AND REORGANIZATION: [Continued]

         On November 19, 1996, HALIS, Inc., consummated the acquisition of AHS and ASI, pursuant to the Amended and Restated Agreement and Plan of Merger and Reorganization, dated December 13, 1995 and amended and restated as of March 29, 1996, and as further amended on September 27, 1996. On November 19, 1996, AHS and ASI were merged into two wholly-owned subsidiaries of HALIS, Inc. In connection therewith, AUBIS, L.L.C., the parent company of AHS and ASI, received 10,000,000 shares of HALIS, Inc. common stock.

         On November 19, 1996, HALIS, Inc., consummated the acquisition of HSI pursuant to the Amended and Restated Agreement and Plan of Merger and Reorganization, as of March 29, 1996 and amended on September 27, 1996. On November 19, 1996, HSI was merged into a wholly-owned subsidiary of HALIS, Inc. In connection therewith, HALIS, L.L.C., the parent company of HSI, received 5,000,000 shares of HALIS, Inc. common stock.

         Following consummation of the AUBIS and HALIS transactions, the Company's corporate name was changed from Fisher Business Systems, Inc. to HALIS, Inc.

C.       REALIZATION OF ASSETS:

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. However, the Company has sustained losses from operations since inception and such losses are expected to continue through the coming period. Additionally, the Company has used, rather than provided, cash in its operating activities during the current period. The Company had a working capital and capital deficiency as of December 31, 1996.

         In view of the matters described in the preceding paragraph, recoverability of the recorded assets and satisfaction of the liabilities reflected in the accompanying balance sheet is dependent upon continued operation of the Company, which is in turn dependent upon the Company's ability to meet its financing requirements on a continuing basis and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

         Management plans to take the following steps to improve its operating results and financial position, which it believes to be sufficient to provide the Company with the ability to continue in existence during the ensuing twelve month period.

         The Company is presently raising capital in a private placement which provides for up to $3,000,000 of capital infusion. Management believes that the net proceeds contemplated by this offering will be sufficient to fund both the Company's operations and acquisitions over the next twelve months. To date, the Company has raised net proceeds of $681,122 in this offering (Note J).

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995





C.       REALIZATION OF ASSETS: [Continued]

         As discussed in Note M to these financial statements, the Company completed three acquisitions in January 1997 which it believes substantially strengthen the Company's operations and complement the existing business units. These acquisitions were effected through the issuance of an aggregate of 5,297,000 shares of the Company's common stock and an aggregate of 1,535,000 of common stock options rather than utilizing working capital. The Company contemplates future acquisitions will be effected in a similar manner, in order to preserve working capital for operations.

         Additionally, the Company expects to increase sales volumes of existing products as a result of increased marketing and advertising efforts. During 1996, the Company's development of its software product entered the "pilot" stage, and the Company commenced selling pilot systems in 1997. Management represents that sales to date under such pilot contracts have been promising, and expects the trend to continue during the coming period. Additionally, the Company will implement certain cost containment measures which should benefit future operations.

         Management plans to seek sources of financing in order to continue as a going concern.

D.       SOFTWARE DEVELOPMENT COSTS:

         Years ended December 31,                               1996        1995
                                                              --------     -----
         Balances, beginning of year                             $ -0-     $ -0-
              Amounts capitalized                              160,995       -0-
              Amortization                                         -0-       -0-
                                                              --------     -----

         Balances end of year                                 $160,995     $ -0-
                                                              ========     =====

         Research and development costs incurred              $561,694     $ -0-
         Less amounts capitalized                              160,995       -0-
                                                              --------     -----

         Research and development charged to expense          $400,699     $ -0-
                                                              ========     =====

         No amortization of capitalized software development costs was recognized during 1996 as market release had not occurred for the product.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995



E.       NOTES PAYABLE:

         The Companies have the following notes payables as of December 31, 1996:

         Bank-note payable, interest of 8.25% per annum,
             payable at maturity, due January 10, 1997.
             Secured by shareholders' certificate of deposit.           $105,000

         Bank-note payable, interest of 8.25% per annum,
             payable at maturity, due January 29, 1997.
             Secured by shareholders' certificate of deposit.            105,000
                                                                        --------

                                                                        $210,000
                                                                        ========

         Both of the $105,000 notes were subsequently renewed on their maturity dates, mature on April 14, 1997 and April 29, 1997, and are now secured by a certificates of deposit owned by HALIS, Inc. Both certificates of deposit are in the amount of $105,000 and mature on April 14, 1997 and April 29, 1997, respectively.

         Convertible Notes Payable - 7% convertible promissory notes were issued in a private placement by the acquired company, HALIS, Inc., in early 1996 and mature January 15, 1998. The notes are convertible into common stock of the Company at any time until their maturity date at $1 per share. Forty-three notes were issued by the Company in amounts ranging from $10,000 to $80,000 generating $1,470,000 in proceeds. Additionally, $36,000 of notes were issued in consideration for services rendered to HALIS, Inc. $455,000 of these notes were issued to related parties at terms identical to the terms of notes issued to third parties. Interest expense on these notes recognized from November 19 through December 31, 1996 (period of inclusion) totaled $14,334.

F.       NOTES PAYABLE - RELATED PARTIES:

         The Companies have the following unsecured notes payable to shareholder directors as of December 31, 1996:

         Shareholder/Director - note payable with interest of 8.75%
             payable on demand; due on demand.  This note is unsecured        $ 70,000

         Shareholder/Director - note payable with interest payable
             of 12% per annum; due on demand.  This note is unsecured           65,000

         Shareholder/Director - note payable non-interest
             bearing; due on demand.  This note is unsecured                     9,000
                                                                              --------

                                                                              $144,000
                                                                              ========

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995

G.       COMMITMENTS AND CONTINGENCIES:

         Concentrations of Credit Risk:

         The Companies do not have a secured interest in their accounts receivable; however, they do have legal recourse for defaulted amounts.

         The Company maintains the majority of its cash deposits at one financial depository institution. The amount of the accounting loss due to credit risk the Company would incur if the financial depository institution failed would be the cash deposits in excess of the $100,000 amount per depositor that is federally insured. The amount at risk totaled approximately $585,000 at December 31, 1996.

         Payroll and Sales Taxes:

         The Company is delinquent in paying certain federal and state payroll taxes and sales taxes. The Internal Revenue Service has written the Companies indicating that it may file a Notice of Federal Tax Lien or levy the Companies' assets if past due payroll taxes are not paid. The Company made a payment of $27,446 related to this liability to the Internal Revenue Service in January 1997.

         Operating Leases:

         The Companies lease office space and equipment under several operating lease agreements. Rent expense for the office space and equipment totaled $156,553 and $95,714 for the years ended December 31, 1996 and 1995, respectively.

         At December 31, 1996, future minimum lease payments under non-cancelable leases having remaining terms in excess of one year are as follows:

               December 31,                                             Amount
               ------------                                             ------
                  1997                                                 $153,613
                  1998                                                  104,432
                  1999                                                   86,160
                  2000                                                   83,972
                  2001                                                   59,535
                                                                       --------

                     Totals                                            $487,712
                                                                       ========

         Employee Benefit Plan:

         The Company sponsors a 401(k) retirement savings plan for all employees who meet certain eligibility requirements. Employees may contribute to the plan up to 20% of their salary or the maximum allowed by the IRS. The Company may elect to make matching and/or discretionary contributions. Employee contributions are immediately 100% vested while Company contributions are subject to a six-year vesting schedule. The Company made no contributions to the plan during any of the previous two fiscal years.

         Significant Customers:

         For the year ended December 31, 1996, sales to two customers, Atlanta Jewish Federation and Canada Life, totaled approximately $852,000, and accounted for 44% of the Company's sales.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


G.       COMMITMENTS AND CONTINGENCIES: [Continued]

         Economic Dependency:

         For the year ended December 31, 1996, purchases from one vendor, Merisal, totaled approximately $589,000 and accounted for 49% of the Company's purchases from suppliers. Unpaid invoices included in accounts payable at December 31, 1996 totaled $73,519.

         During 1995, AHS purchased a significant portion of its products from Sulcus, also know as Sulcus Hospitality Group, Sulcus Computer Corporation, and Squirrel Companies, Inc. (Sulcus). Sales generated from Sulcus products and services were approximately $1,750,000. Effective January 1, 1996, AHS was no longer an authorized Sulcus dealer.

         Employment Agreements:

         The Company has entered into an employment agreement with Paul W. Harrison which expires December 31, 1999. The agreement provides for a annual base salary of $200,000 (to be increased upon the attainment of certain annual revenue targets) plus certain incentive bonus payments and certain qualified and non-qualified stock options to purchase shares of common stock of the Company at the discretion of the Board of Directors.

         The Company also entered into an employment agreement with Larry Fisher which expires December 31, 1999. The agreement provides for an annual salary of $175,000 (to be increased upon the attainment of certain annual revenue targets) plus incentive bonus payments. In addition, the employment agreement provides for certain qualified and non-qualified options to purchase shares of common stock of the Company at the discretion of the Board of Directors.

         In connection with mergers which occurred subsequent to year end, the Company entered into employment agreements with certain members of management (Note M).

         Litigation:

         The Company and its directors have been named as defendants in a claim relating to an acquisition target which was aborted. The plaintiff, Advanced Customer Computer Solutions, Inc. (ACCS), alleges breach of contract in connection with the termination by the Company of its merger agreement. In addition, the complaint alleges that the defendants made false and misleading statements to the plaintiffs for the purpose of inducing plaintiffs to lend money to the Company; the Company has a convertible note payable to one of the plaintiffs in the amount of $60,000. The complaint seeks damages in the amount of at least $2 million plus damages. The Company intends to deny the allegations of liability in the complaint and to vigorously contest and defend against the lawsuit. Additionally, the Company has filed a counterclaim against certain parties related to ACCS alleging that those parties made intentional misrepresentations and concealed material facts for the purpose of inducing the Company to pursue a merger with ACCS. Additionally, the HSI subsidiary filed a counterclaim against ACCS alleging that ACCS breached the terms of its marketing and licensing agreement with HSI. Due to uncertainties in the settlement process, management and its legal counsel do not express an opinion with respect to the likelihood of an unfavorable outcome in this matter.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995

G.       COMMITMENTS AND CONTINGENCIES: [Continued]

         Litigation: [Continued]

         The Company entered into a finder's fee agreement with Penny Sellers in which the Company agreed to pay a 10% commission up to $500,000 on investments made by investors introduced by Ms. Sellers. Ms. Sellers introduced HALIS, Inc. (then Fisher) to the principals of AUBIS L.L.C. and contends that all money raised by the Company could not have been possible if not for her introduction. She has made a claim for 10% of private placements of approximately $3,470,000 and 10% of the value of ASI, AHS, and HSI. Management believes that these claims are outside the scope of the finder's fee agreement and intends to contest them vigorously. Management and legal counsel express no opinion as to the likely outcome of this matter.

         No provision has been made in these financial statements regarding these two items due to the uncertainty of their ultimate resolution.

H.       INCOME TAXES:

         The sources of temporary differences and their effect on the net deferred taxes are as follows:

             Deferred tax asset resulting from
                  net operating loss carryforwards                  $ 3,800,000
             Other temporary differences                                 17,632
             Less valuation allowances                               (3,817,632)
                                                                    -----------
                                                                    $       -0-
                                                                    ===========

         The valuation allowance fully reserves the net deferred tax asset which arose from the tax loss carryforwards and temporary differences generated.

         At December 31, 1996, the Company had available for carryforward a net operating loss of approximately $10,000,000. On November 19, 1996, the Company had a significant change in ownership (Note A). As a result of the ownership change, and in accordance with Section 382 of the Internal Revenue Code, the Company's net operating loss is limited in total and each year. The net operating loss available for the year ending December 31, 1996 is $840,997. For each year thereafter, the net operating loss will be limited to approximately $840,997 plus any unused loss from the prior year (1996 and forward). In addition to the limitation from Section 382 of the Internal Revenue Code, the losses are limited to a fifteen-year carryforward, with losses from 1984 beginning to expire in the year 1999.

I.       STOCK OPTION PLAN:

         During 1996, the Company adopted the 1996 Stock Option Plan which provides for the issuance of both qualified and nonqualified stock options to employees and non-employee directors pursuant to Section 422 of the Internal Revenue Code. The number of shares reserved for the plan are 3,000,000. Additional non-qualified options may be granted outside of the plan with approval of the board of directors.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


I.       STOCK OPTION PLAN: [Continued]

         Options issued to participants are granted with an exercise price of the mean between the high "bid" and low "ask" price (average market price) as of the close of business on the date of grant, and are exercisable up to ten years from date of grant. Incentive stock options issued to persons who directly or indirectly own more than ten percent of the outstanding stock of the Company shall have an exercise price of 110 percent of the average market price on the date of grant and are exercisable up to five years from date of grant. The aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by a holder during any calendar year under all plans shall not exceed $100,000.

         The Company's previous incentive stock option plan, the 1986 incentive Stock Option Plan, expired on January 29, 1996. The 1988 Non-qualified Stock Option Plan was terminated by the Company on April 24, 1996. Activity related to these plans is as follows:

                                        1986 and
                                       1988 Plans      Weighted Avg      1996 Plan     Weighted Avg
                                        Number of        Exercise        Number of       Exercise
                                         Options           Price          Options          Price
                                       ----------      ------------      ---------     ------------
             Outstanding,
             December 31, 1994           120,340         $ .7279                --             --
                  Awarded                753,200           .3682                --             --
                  Expired                 (3,200)          .7279                --             --
                                         -------         -------
             Outstanding,
             December 31, 1995           870,340          0.4166                --             --
                  Awarded                     --              --         1,760,000        $1.5926
                  Exercised               (5,600)         0.5000                --             --
                                         -------         -------         ---------        -------
             Outstanding,
             December 31, 1996           864,740         $0.4160         1,760,000        $1.5926
                                         =======         =======         =========        =======

             Vested Options              864,740                         1,260,000
                                         =======                         =========

         There were 6,200,000 options granted during 1996 outside of the 1996 Plan, of which 4,800,000 were terminated subsequent to year end. The remaining 1,400,000 options were vested at year end, have an exercise price of $1.125 per share and a remaining life of 9.5 years.

         Exercise prices for options outstanding as of December 31, 1996 under the 1986 and 1988 Plan ranged from $.25 to $20.00 per share. The weighted average remaining life of these options was approximately 5 years.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


I.       STOCK OPTION PLAN: (Continued)

         Exercise prices for options outstanding as of December 31, 1996 granted under the 1996 Plan ranged from $1.125 to $2.00 per share. The weighted average remaining life of these options was approximately 10 years.

         The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, (FAS 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the underlying stock equals fair market value on the date of grant, no compensation expense is recognized.

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 respectively: risk-free interest rates of 6.1%, no dividend yield, volatility factors of the expected market price of the Company's common stock of .30 and a weighted-average expected life of the option of 3 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss if compensation expense had been recognized for the options issued would have been $2,944,622. Loss per share on a primary basis would have been $.18.

         No information as to the compensation expense, effect upon operations, and net loss per share as computed under the guidelines of FAS 123 is provided for periods prior to 1996 as the financial information included in this report for prior periods is for the Predecessor whereas options issued in prior periods relate to the acquired company (Note B). Applying compensation expense as determined under FAS 123 to options of the acquired company to the historical operations of the Predecessor would be misleading.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEARS ENDED DECEMBER 31, 1995





J.       PRIVATE PLACEMENT OF COMMON STOCK:

         During 1996, the Company effected a private placement of shares of common stock in accordance with Regulation D of the Securities and Exchange Commission. The shares were sold at $1.20 per share. For every three shares of stock sold, one common stock warrant was issued to the purchaser, which represents the right to purchase an additional share at $1.75 per share. In aggregate, 1,516,975 shares of common stock and 657,356 warrants were issued, which included an additional 151,698 warrants issued to the placement agent. All warrants expire December 31, 1999. The Company raised $1,638,818 in capital after payment of issuance costs and related fees as of December 31, 1996. An additional $183,000 was raised by the Company in this offering in January 1997.

         Subsequent to year end, the Company initiated an additional private placement of common stock which provides for the issuance of up to 2,000,000 shares of stock at a price of $1.50 per share. For every three shares of stock sold, one common stock warrant was issued to the purchaser, which represents the right to purchase an additional share at $1.75 per share. As of March 28, 1997, the Company had issued 500,000 shares of common stock and 216,667 common stock purchase warrants (including 50,000 warrants issued to the placement agent) for proceeds of $681,122, which are net of certain placement costs of $68,878.

K.       RELATED PARTY TRANSACTIONS:

         HSI has software development and license agreements with OneTree Corporation, which is controlled by the majority shareholder of the Company. The agreement is dated September 15, 1996 and shall terminate when development services are completed. The development fee is $30,000 per month plus out of pocket costs, payable bi-weekly. Included in capitalized or expensed research and development costs for the year ended December 31, 1996 is $244,915 of these fees. Included in related party accounts payable is $15,750 which had not been paid to OneTree as of December 31, 1996.

         HSI has also entered into a software development and license agreement with MERAD Corporation, which is controlled by the majority shareholder of the Company. The agreement is dated August 15, 1996 and shall terminate after the enhancements to the HALIS software are delivered and accepted by the Company. The development fee is $15,000 per month, payable bi-weekly. Included in capitalized or expensed research and development are $90,000 which was paid to MERAD Corporation. Accounts receivable of $13,285 were due from MERAD for reimbursement of the purchase of certain equipment.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


K.       RELATED PARTY TRANSACTIONS: [Continued]

         HSI has entered into an agreement with Paul Harrison Enterprises, Inc.
         (PHE), which is controlled by the majority shareholder of the Company. The agreement was entered into on July 1, 1996. HSI shall pay PHE $15,000 upon completion of the software according to specifications. On November 18, 1996, the Company entered into a license to a proprietary technology asset (PHE Technology) from PHE. The Company is obligated to pay a license fee of 10% of the gross revenues generated from the PHE Technology and any derivations thereof by the Company or any of its affiliates. Included in selling, general and administrative expenses is $7,259 in royalties which were paid to PHE which represent the 10% royalty on sales of this software.

         The Company paid management fees to AUBIS L.L.C. in the amount of $85,100 and $76,979, for the years ended December 31, 1996 and 1995, respectively. Included in related party accounts payable are $39,247 of these fees which were not paid as of December 31, 1996.

         Interest expense to related parties for the years ended December 31, 1996 and 1995 were $16,155 and $21,332, respectively. Included in related party accrued expenses are $20,787 of those expenses which were not paid as of December 31, 1996.

         Additionally, in 1996, a 10% commission of $7,259 on sales of software was paid to Paul Harrison, the majority shareholder, and is included in selling, general and administrative expenses.

L.       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

         Supplemental information required by Statement of Financial Accounting Standards No. 95, relative to the statement of cash flows, is as follows:

                                           1996              1995
                                          ------            ------
             Taxes paid                   $6,908            $  -0-
             Interest paid                 6,585             6,145

         The following non-cash transaction occurred for the year ended December 31, 1996:

         AUBIS L.L.C. contributed capital by satisfying a note payable - related party of $150,000 and related accrued interest of $17,678.

         Common stock and additional paid-in capital totaling $240,000 was issued by issuing a stock subscription receivable.

         The following non-cash transactions occurred for the year ended December 31, 1995:

         Employee advances were increased by transferring fixed assets valued at $11,500 to those employees.

         Capital was contributed to HSI by issuing a receivable from the parent in the amount of $500.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995


M.       SUBSEQUENT EVENTS:

         Merger Agreements:

         During January 1997, the Company effected three merger agreements with companies that will be accounted for as purchases under APB 16 by the Company. It is the opinion of management and legal counsel that these transactions qualify as tax-free reorganizations within the meaning of
         Section 368(a) of the Internal Revenue Code of 1986. Management of all companies represent they have no plans or intentions which would adversely affect the operations of any of the companies.

         The Compass Group, Inc. (Compass) was purchased for 350,000 shares of the Company's common stock in exchange for all outstanding shares of Compass. The agreement also provides for contingent merger consideration, paid in the form of the Company's common stock, based upon certain, specified operating results of the year ended December 31, 1997.

         In addition, the Compass merger agreement provided for an employment agreement with the managing director of Compass which expires in January 1999 and provides for a base salary of $120,000 which may be increased after twelve months at the discretion of the board of directors. The Company also awarded to the managing director options to purchase 85,000 shares of the Company's common stock at $2.00 per share, exercisable for ten years from the closing date.

         The Software Manufacturing Group, Inc. (SMG) was purchased for 3,072,000 shares of common stock of the Company in consideration for all outstanding shares of SMG. The agreement also provides for contingent merger consideration, paid in the form of the Company's common stock based upon certain, specified operating results of the period ended December 31, 1997.

         In addition, the SMG merger agreement included an employment agreement with the president of SMG which expires in January 1999 and provides for a base salary of $192,000 plus certain variable incentive compensation. Options to purchase a total of 100,000 shares of HALIS common stock at $2.00 per share were granted to three employees of SMG.

         American Benefit Administrative Services, Inc. and Third Party Administrators, Inc., (ABAS/TPA) were purchased for 1,875,000 shares of the Company's common stock in consideration for all outstanding shares of ABAS/TPA. Additionally, the merger agreement included noncompetition agreements between the Company and the president and vice-president of ABAS/TPA.

         The purchase agreement also provides that the president of ABAS/TPA may repay a loan from ABAS/TPA, which had a balance of $558,500 at October 31, 1996, in the form of the Company's common stock commencing at the end of 1997, if certain specified conditions are met.

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995



M.       SUBSEQUENT EVENTS: [Continued]

         Merger Agreements: [Continued]

         In addition, the ABAS/TPA merger agreement provided for an employment agreement with the president which expires in January, 2000 and provides for a base salary of $200,000 plus certain variable incentive compensation, a $100,000 signing bonus payable in two $50,000 installments: one installment upon signing the employment agreement and one installment on or before July 1, 1997. The merger agreement also provides for an employment agreement with the vice-president which provides for a base salary of $77,000. Both employment agreements provide for incentive compensation and guaranteed payments in the event of termination or in the event of change in control of the ABAS/TPA subsidiary. Additionally, the Company executed agreements with both of these parties which provide for the issuance of an aggregate of 1,350,000 fully-vested common stock options of the Company's stock, exercisable at $2.00 per share for a period of ten years from the date of the agreement.

N.       UNAUDITED PRO FORMA INFORMATION:

         The following unaudited pro forma consolidated statement of operations of HALIS, Inc. gives retroactive effect to the following transactions as if they had occurred on January 1, 1995.

         The unaudited pro forma consolidated statement of operations was prepared by HALIS, Inc.'s management based on, and should be read in conjunction with, the historical statement of operations appearing elsewhere herein. This statement may not be indicative of the results of operations that would actually have been achieved had the transactions taken place at the date indicated and should not be construed as indicative of HALIS, Inc.'s results of operations for any future period.

                                                                  Year ended December 31, 1996
                                                         As reported        Adjustments         Pro Forma
                                                         -----------        -----------         ---------
         Systems sales and services                      $ 1,925,412          $ 333,855        $ 2,259,267
                                                         ===========          =========        ===========

         Net loss                                        $(1,989,696)         $(564,256)       $(2,553,952)
                                                         ===========          =========        ===========

         Net loss per common share                             (0.12)                                (0.12)
                                                         ===========                           ===========

         Weighted average shares outstanding              15,956,824                            22,194,634
                                                         ===========                           ===========

                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 AND THE
                COMBINED FINANCIAL STATEMENTS OF THE PREDECESSOR
                      FOR THE YEAR ENDED DECEMBER 31, 1995



N.       UNAUDITED PRO FORMA INFORMATION: [Continued]

                                                             Year ended December 31, 1995
                                                    As reported       Adjustments        Pro Forma
                                                    -----------       -----------        ---------
         System sales and services                  $ 3,582,896        $ 732,549        $  4,315,445
                                                    ===========        =========        ============

         Net loss                                      (372,938)        (408,037)           (780,975)
                                                    ===========        =========        ============

         Net loss per common share                  $        --        $      --        $       (.03)
                                                    ===========        =========        ============

         Weighted average shares outstanding                 --               --          21,849,254
                                                    ===========        =========        ============

                          HALIS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997


                          ASSETS

CURRENT ASSETS
     Cash                                                     $   857,382
     Customer claims and premium funds                            235,390
     Receivables, less allowance for possible losses            1,574,098
          of $ 100,205
     Inventories                                                   10,178
    Other current assets                                          125,782
                                                              -----------
        Total current assets                                    2,802,830


PROPERTY AND EQUIPMENT AT COST
     Computer equipment                                           602,626
     Office furniture and fixtures                                615,443
     Leasehold improvements                                        63,674
     Real estate                                                   21,254
     Less: accumulated depreciation                              (234,541)
                                                              -----------
         Total property and equipment                           1,068,456


OTHER ASSETS
     Deposits                                                     133,620
     Goodwill, net of accumulated
          amortization of $ 1,054,142                          13,204,362
     Capitalized software development costs,
          net of accumulated amortization of $ 457,848          3,430,909
     Other Intangibles, net of
          accumulated amortization of $ 24,605                    114,000
     Notes receivable - leases                                     22,343
     Notes receivable - related parties                           609,871
     Long term investments                                        125,000
                                                              -----------
         Total other assets                                    17,640,105

TOTAL ASSETS                                                  $21,511,391

                          HALIS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997


CURRENT LIABILITIES
     Accounts payable and accrued expenses                         $  1,934,976
     Convertible promissory notes                                       500,000
     Line of credit                                                      99,073
     Deferred revenue and customer deposits                             636,136
     Payroll and sales taxes payable                                    207,339
     Premiums payable                                                   233,058
     Notes payable                                                      414,988
     Notes payable - related parties                                     77,366
     Obligations under capital lease - current portion                  115,895
     Other current liabilities                                          257,036
                                                                   ------------
         Total current liabilities                                    4,475,867


LONG-TERM DEBT, NET OF CURRENT PORTION
     Notes payable - related parties                                     13,301
     Obligations under capital lease - net of current portion           221,011
                                                                   ------------
         Total long-term debt                                           234,312

OTHER LONG TERM LIABILITIES - DEFERRED REVENUE                           29,200

STOCKHOLDERS' EQUITY
     Common stock $.01 par value 100,000,000
          authorized 41,762,200 issued and outstanding                  417,622
     Additional paid-in capital                                      33,766,737
     Common stock subscribed                                             15,447
     Accumulated deficit                                            (17,421,044)
     Treasury stock                                                      (6,750)
                                                                   ------------
         Total stockholder's equity                                  16,772,012

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $ 21,511,391

                          HALIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
                        COMBINED STATEMENTS OF OPERATIONS
                     OF THE PREDECESSOR FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30, 1996


                                                               PREDECESSOR
                                                  1997             1996
                                              -----------      -----------
SALES REVENUE                                 $ 6,919,135       $1,656,089

COST AND EXPENSES
     Cost of goods sold                         2,395,384        1,084,977
     Selling, general, and administrative       7,867,795          892,060
     Research and development                     999,493          234,178
                                              -----------       ----------
                                               11,262,672        2,211,215

OPERATING LOSS                                 (4,343,537)        (555,126)

OTHER INCOME (EXPENSES)
     Gain (loss) on asset disposal                  8,678          (27,528)
     Interest expense                            (122,621)         (19,666)
     Interest income                               31,273                0
     Other income (expense)                         3,253          (42,500)
     Merger costs                                 (32,137)               0
     Rental income                                      0           14,400
                                              -----------       ----------
                                                 (111,554)         (75,294)

                                              -----------       ----------
NET LOSS BEFORE INCOME TAXES                  $(4,455,091)      $ (630,420)

INCOME TAX PROVISION                          $         0       $        0

NET LOSS                                      $(4,455,091)      $ (630,420)
                                              ===========       ==========

NET LOSS PER COMMON SHARE                     $     (0.14)
                                              ===========

WEIGHTED AVERAGE SHARES OUTSTANDING            32,964,701
                                              ===========

                          HALIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
                       COMBINED STATEMENTS OF CASH FLOWS
                           OF THE PREDECESSOR FOR THE
                               NINE MONTHS ENDED
                               SEPTEMBER 30, 1996


                                                                                          PREDECESSOR
                                                                              1997            1996
                                                                          -----------     -----------
Cash flows from operating activities
  Net loss                                                                $(4,455,091)     $ (630,420)
  Adjustments to reconcile net loss to
      net cash used by operating activities
      Depreciation                                                            147,569           9,141
      Amortization                                                          1,516,536             514
      Gains (loss) on disposal of assets                                        8,678          15,172
      Changes in assets and liabilities
          Decrease (increase) in accounts receivable                       (1,529,095)         28,689
          Decrease (increase) in receivables-related parties                 (548,128)            753
          Decrease (increase) in customer claims/premium funds               (235,390)              0
          Decrease (increase) in inventory                                          0          45,847
          Decrease (increase) in prepaid expenses/other assets               (139,390)            366
          Decrease (increase) in deposits                                    (116,035)         (4,467)
          Decrease (increase) in intangible assets                              5,612               0
          Increase (decrease) in accounts payable
              & accrued expenses                                            1,026,316        (344,613)
          Increase (decrease) in accrued expenses - related parties           (75,784)        (55,863)
          Increase (decrease) in sales & payroll taxes                       (159,066)              0
          Increase (decrease) in deferred revenues
              & customer deposits                                             879,288         (88,818)
          Increase (decrease) in other current liabilities                    257,036           2,181
          Increase (decrease) in income tax payable                                 0         (64,167)
          Increase (decrease) in accrued salary - officer                           0          (6,908)
                Total adjustments                                           1,038,147        (462,173)
                                                                          -----------     -----------
                      Net cash provided (used) by operating activities    $(3,416,944)    $(1,092,593)

                          HALIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
                       COMBINED STATEMENTS OF CASH FLOWS
                           OF THE PREDECESSOR FOR THE
                               NINE MONTHS ENDED
                               SEPTEMBER 30, 1996

                                                                                           PREDECESSOR
                                                                              1997            1996
                                                                          -----------      ----------
Cash flows from investing activities
      Purchase of equipment and furniture                                 $(1,155,871)     $  (10,519)
      Net costs of acquisitions                                               284,827               0
      Decrease (increase) in long term investments                           (125,000)              0
      Deferred merger costs                                                         0        (126,792)
      Insurance recovery from equipment loss                                        0           5,024
                                                                          -----------      ----------
                      Net cash provided (used) by investing activities    $  (996,044)     $ (132,287)

Cash flows from financing activities
      Advances from affiliates                                                      0         506,358
      Proceeds (net payments) from/on bank lines of credit                $    99,073      $        0
      Proceeds (net payments) from/on capital leases                          336,906               0
      Proceeds (net payments) from/on notes payable                           204,988               0
      Proceeds (net payments) from/on notes payable - affiliates                    0         545,748
      Proceeds (net payments) from/on notes payable - related parties         (53,333)        (16,088)
      Proceeds (net payments) from/on LT debt - related party                       0               0
      Proceeds from private placements                                      3,962,747               0
      Issue notes payable - related party                                           0          78,900
                                                                          -----------      ----------
                      Net cash provided (used) by financing activities    $ 4,550,381      $1,114,918

                           Net increase (decrease) in cash                    137,393        (109,962)

Cash, beginning of the period                                                 719,989         128,651

      Cash, end of period                                                 $   857,382      $   18,689


                          HALIS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

BASIS OF PRESENTATION:

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and the footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1996.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         On November 19, 1996, HALIS, Inc. (f/k/a Fisher Business Systems, Inc., the "Company") issued 15,000,000 shares (66.8%) of its common stock in exchange for 100% of the capital stock of AUBIS Hospitality Systems, Inc. ("AHS"), AUBIS Systems Integration, Inc. ("ASI"), and HALIS Software, Inc. ("HSI"), which included ProHealth Solutions, Inc.

         The acquisitions set out in the preceding paragraph were accounted for as the reverse acquisition of HALIS, Inc. by an "accounting entity" consisting of AHS, ASI, and HSI (collectively, the "Predecessor") because, following the transaction, the former shareholders of AHS, ASI, and HSI were in control of the Company. Accordingly, the financial statements of the Company are the financial statements of the "accounting entity" adjusted for the assumed acquisition of the net assets of HALIS, Inc. in exchange for the issuance of HALIS, Inc. common stock outstanding before the transaction. The net assets of the Predecessor are accounted for at their historical cost.

         In accordance with purchase accounting principles pursuant to Accounting Principles Board Statement No. 16, Business Combinations (APB 16), the Company accounted for the net assets of HALIS, Inc. acquired at the fair value of such net assets as of November 19, 1996.

         During January 1997, the Company effected three merger agreements with companies that have been accounted for as purchases under APB 16 by the Company. As a result of the acquisitions of The Compass Group, Inc. ("Compass"), Software Manufacturing Group, Inc. ("SMG"), and American Benefit and Administrative Services, Inc. and Third Party Administrators, Inc. ("ABAS/TPA"), the results of operations for these three acquired companies are included in the Company's Consolidated financial statements from their dates of acquisition (January 10, 24, and 31, respectively) through the period end of September 30, 1997.

         The Company acquired TG Marketing Systems, Inc. ("TGM") on May 2, 1997 through the issuance of 2,388,060 shares of its common stock. The results of operations for TGM are included in the Company's Consolidated financial statements from the acquisition date through the period end of September 30, 1997. The Company acquired Physician's Resource Network, Inc. ("PRN") on July 7, 1997 through the issuance of 3,733,333 shares of its common stock and PhySource Ltd. ("PhySource") on July 31, 1997 through the issuance of 2,632,611 shares of its common stock. The results of operations for PRN and PhySource are included in the Company's consolidated financial statements from the acquisition date through the period end of September 30, 1997. It is the opinion of management that these transactions qualify as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Management of all companies represent they have no plans or intentions which would adversely affect the operations of any of the companies.

         On June 30, 1997, the Company formed HALIS Services, Inc. ("Services"), a wholly owned subsidiary. Simultaneously, the Company performed a legal entity consolidation by merging its Compass, SMG, HSI, AHS, ASI, and TGM subsidiaries into Services. The reorganization was undertaken to simplify the Company's legal structure and facilitate the operational and financial assimilation of the acquisitions.

Principles of Consolidation

         The consolidated financial statements include the accounts of HALIS, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         The combined financial statements of the Predecessor include the accounts of AHS, ASI, HSI and ProHealth Solutions, Inc. All significant intercompany accounts and transactions have been eliminated.

Merger Agreements:

         Legal expenses associated with completed mergers and acquisitions are capitalized and amortized over 5 years. All other merger and acquisition costs are expensed in the period incurred.

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

To the Shareholders
  The Compass Group, Inc.

We have audited the accompanying balance sheet of THE COMPASS GROUP, INC. as of December 31, 1996, and the related statements of operations, stockholder's equity and cash flows for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE COMPASS GROUP, INC. at December 31, 1996, and the results of its operations and its cash flows for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                /s/ Habif, Arogeti & Wynne, P.C.

Atlanta, Georgia

March 20, 1997

                            THE COMPASS GROUP, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS
                                     ------


Current assets
--------------
  Cash and cash equivalents                            $28,287
  Trade accounts receivable, net of allowance for
     doubtful accounts of $-0-                          22,580
  Prepaid expenses                                         752
                                                       -------

     Total current assets                               51,619
                                                       -------

Furniture and equipment, at cost, less accumulated
------------------------
  Depreciation of $4,866                                 4,475
                                                       -------

                                                       $56,094
                                                       =======

                     LIABILITIES AND STOCKHOLDER'S EQUITY
                     ------------------------------------



Current liabilities
-------------------
  Accounts payable                                     $ 5,310
  Payroll taxes payable                                 12,651
  Accrued retirement plan                               10,146
                                                       -------

     Total current liabilities                          28,107
                                                       -------

Stockholders' equity
--------------------
  Common stock - $.50 par value,
     1,000 shares authorized , issued and
     outstanding                                           500
  Retained earnings                                     27,487
                                                       -------

                                                        27,987
                                                       -------

                                                       $56,094
                                                       =======

                  See auditor's report and accompanying notes

                            THE COMPASS GROUP, INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Revenues, net                                              $ 234,696
                                                           ---------

Costs and expenses
------------------
  Contract consulting fees                                   165,854
  Selling, general and administrative                        100,922
                                                           ---------

                                                             266,776
                                                           ---------

     Loss from operations                                    [32,080]

Other income                                                   1,016
                                                           ---------

     Net loss                                              $ [31,064]
                                                           =========

                  See auditor's report and accompanying notes

                            THE COMPASS GROUP, INC.
                       STATEMENT OF STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                             Common        Retained
                              Stock        Earnings        Total
                            ---------     ----------      ---------

Balance, January 1, 1996       500        $ 153,328       $ 153,828

Net loss                         -          [31,064]        [31,064]

Distributions                    -          [94,777]        [94,777]
                              ----        ---------       ---------

Balance December 31, 1996    $ 500        $  27,487       $  27,987
                              ====        =========       =========

                  See auditor's report and accompanying notes

                            THE COMPASS GROUP, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



Cash flows from operating activities
------------------------------------
  Net loss                                                     $[31,064]
  Adjustments to reconcile net loss
     to net cash provided by operating activities
       Depreciation and amortization                              1,794
       Changes in assets and liabilities
          Decrease in accounts receivable                       127,993
          Increase in prepaid expenses                             [135]
          Decrease in other current assets                          530
          Increase in accounts payable                            3,982
          Decrease in payroll taxes payable                      [3,079]
          Decrease in accrued retirement plan                      [179]
                                                               --------

               Total adjustments                                130,906
                                                               --------

                  Net cash provided by operating activities      99,842
                                                               --------

Cash flows from financing activities
------------------------------------
  Distributions to shareholder                                  [94,777]
                                                               --------

     Net increase in cash                                         5,065

Cash and cash equivalents, beginning of year                     23,222
                                                               --------

     Cash and cash equivalents, end of year                    $ 28,287
                                                               ========

                  See auditor's report and accompanying notes

                            THE COMPASS GROUP, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

    Nature of Operations:
    --------------------

    THE COMPASS GROUP, INC. a Georgia corporation, provides implementation training and other consulting services related to computer systems. The Company does not develop or license proprietary software.

    Revenue Recognition and Accounts Receivable:
    ---------------------------------------

    Revenue is comprised primarily of consulting fees and is recognized as services are provided. The Company considers all accounts receivable to be fully collectible; therefore, no allowance for doubtful accounts has been provided. The Company does not have a secured interest in its accounts receivable; however, it does have legal recourse for defaulted amounts.

    Cash and Cash Equivalents:
    -------------------------

    The Company classifies all highly liquid instruments with maturities of ninety days or less as cash equivalents.

    Income Taxes:
    ------------

    The Company had elected to be treated as an S corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S corporation is taxable and distributable to the individual stockholders of a corporation without further tax consequences to the Company. As discussed further in Note B, the Company ceased to be an S corporation subsequent to year end upon consummation of a merger with another company.

    Use of Estimates:
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures including the allowance for doubtful accounts and useful lives and recoverability of long-term assets. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

B.  SUBSEQUENT EVENT - MERGER AGREEMENT:
    -----------------------------------

    On January 10, 1997, the shareholders of the Company effected a merger agreement with HALIS, Inc. (HALIS), whereby the Company was merged into a subsidiary of HALIS in a transaction accounted for as a purchase by HALIS. It is the opinion of management and legal counsel that this transaction qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

                            THE COMPASS GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                               DECEMBER 31, 1996

B.  SUBSEQUENT EVENT - MERGER AGREEMENT:  [Continued]
    -----------------------------------

    All 1,000 issued and outstanding shares were exchanged by the shareholders in consideration for 350,000 of HALIS' shares. Additional consideration given by HALIS consists of options to purchase 85,000 shares of HALIS stock at $2.00 per share, exercisable for 10 years from the closing date. The agreement also provides for contingent merger consideration, paid in the form of HALIS common stock based upon certain, specified operating results of the period ended December 31, 1997.

    The managements of both companies represent that they have no plans or intentions that would affect the operations of the Company.

C.  FURNITURE AND EQUIPMENT:
    -----------------------

    Furniture and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is included in operations.

    Depreciation is provided using the straight-line method based on the estimated useful lives of the assets which are as follows:


                                                           Historical
                Description                       Life        Cost
                -----------                     ---------- ----------

              Computer software                     3 years  $  453
              Computer equipment                    5 years   5,914
              Office furniture and equipment    5 - 7 years   2,974
                                                             ------
                                                              9,341
              Less accumulated depreciation                   4,866
                                                             ------
                                                             $4,475
                                                             ======
  Depreciation expense was $1,781 for the year ended December 31, 1996.

D.  ORGANIZATIONAL COSTS:
    --------------------

    The Company recognized $13 of amortization expense in 1996 related to $100 of capitalized organizational costs which have been fully amortized at December 31, 1996.

E.  RETIREMENT PLAN CONTRIBUTION:
    ----------------------------

    The Company made a discretionary contribution to the retirement plan of the managing director of $10,146 for 1996, which was recorded as a current liability at year end.

                            THE COMPASS GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                               DECEMBER 31, 1996

F.  MAJOR CUSTOMERS - ECONOMIC DEPENDENCY:
    -------------------------------------

    The Company derived 77% of its sales from 2 major customers, defined as those who comprise ten percent or greater of annual revenues. Individually, annual revenues from those customers, Intel, Inc. and Siemens, Inc., were $133,967 (57%), and $46,341 (20%), respectively, with no related accounts receivable at year end.

                 [LETTERHEAD OF HABIF, AROGETI & WYNNE, P.C.]

                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

To the Board of Directors
  Software Manufacturing Group, Inc.

We have audited the accompanying balance sheet of SOFTWARE MANUFACTURING GROUP, INC., as of December 31, 1996, and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOFTWARE MANUFACTURING GROUP, INC., at December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

/s/ Habif, Arogeti & Wynne, PC.

Atlanta, Georgia

March 5, 1997


                                    MEMBERS

                              GEORGIA SOCIETY OF
                         CERTIFIED PUBLIC ACCOUNTANTS

                             AMERICAN INSTITUTE OF
                         CERTIFIED PUBLIC ACCOUNTANTS

                         AICPA DIVISION FOR CPA FIRMS
                      PRIVATE COMPANIES PRACTICE SECTION
                             SEC PRACTICE SECTION

        --------------------------------------------------------------
        1073 West Peachtree Street, N.E.   Atlanta, Georgia 30309-3837
                      (404) 892-9651   Fax (404) 876-3913

                       SOFTWARE MANUFACTURING GROUP, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS
                                     ------

Current assets
--------------
 Cash and cash equivalents                            $    97,784
 Receivables, less allowance for
  doubtful accounts of $15,052                            272,071
 Prepaid expenses                                          13,297
                                                      -----------
  Total current assets                                    383,152
                                                      -----------

Property and equipment, at cost
-------------------------------
 Computer equipment                                       391,789
 Office furniture and equipment                           151,970
                                                      -----------
                                                          543,759
 Less accumulated depreciation                           [392,251]
                                                      -----------
                                                          151,508
                                                      -----------

Other assets
------------
 Deposits                                                   7,267
 Capitalized software development costs,
  net of accumulated amortization of $27,762              138,810
 Other                                                      1,150
                                                      -----------
                                                          147,227
                                                      -----------
                                                      $   681,887
                                                      ===========

               LIABILTIES AND STOCKHOLDERS' DEFICIT
               ------------------------------------

Current liabilities
-------------------
 Line-of-credit payable                               $   200,000
 Current portion of long-term debt                         70,694
 Current portion of capital lease obligations              16,248
 Note payable - related party                             260,000
 Accounts payable                                         153,803
 Accrued expenses                                         118,512
 Deferred revenue                                         506,591
 Customer deposits and prepayments                        124,355
                                                      -----------
  Total current liabilities                             1,450,203
                                                      -----------

Long-term liabilities
---------------------
 Long-term debt, net of current potion                    266,535
 Capital lease obligations, net of current portion         35,185
                                                      -----------
                                                          301,720
                                                      -----------
Stockholders' deficit
---------------------
 Common stock - $1.00 par value,
  100,000 shares authorized;  4,000 shares
  issued and outstanding                                    4,000
 Additional paid-in capital                                 9,250
 Accumulated deficit                                   [1,083,286]
                                                      -----------
                                                       [1,070,036]
                                                      -----------
                                                      $   681,887
                                                      ===========

                 See auditors' report and accompanying notes.

                       SOFTWARE MANUFACTURING GROUP, INC.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                 1996              1995
                                              ----------         ----------
Systems sales and services                    $2,923,629         $3,461,832
--------------------------                    ----------         ----------


Costs and expenses
------------------
 Cost of sales                                 1,102,388          1,262,409
 Selling, general, and administrative          2,108,094          2,198,804
 Research and development                        312,430            211,342
                                               ---------          ---------
                                               3,522,912          3,672,555
                                               ---------          ---------

    Operating loss                              [599,283]          [210,723]
                                               ---------          ---------



Other income [expense]
----------------------
 Miscellaneous income                             53,999             63,887
 Interest income                                     731              1,268
 Interest expense                                [83,360]           [20,729]
 Loss on disposal of property and equipment      [77,468]           [14,050]
                                              ----------         ----------
                                                [106,098]            30,376
                                              ----------         ----------

     Net loss                                  $[705,381]         $[180,347]
                                              ==========         ==========

                 See auditors' report and accompanying notes.

                      SOFTWARE MANUFACTURINIG GROUP, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



            Additional
                               Common    Paid-in    Accumulated
                                Stock    Capital      Deficit      Total
                               ------    ------    -----------   -----------

Balances, December 31, 1994    $4,000    $9,250    $  [197,558]  $  [184,308]

Net loss                         -         -          [180,347]     [180,347]
                               ------    ------    -----------   -----------


Balances, December 31, 1995     4,000     9,250       [377,905]     [364,655]

Net loss                          -        -          [705,381]     [705,381]
                               ------    ------    -----------   -----------

Balances, December 31, 1996    $4,000    $9,250    $[1,083,286]  $[1,070,036]
                               ======    ======    ===========   ===========

                 See auditors' report and accompanying notes.

                       SOFTWARE MANUFACTURING GROUP, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                       1996        1995
                                                    --------    ---------
Cash flows from operating activities
------------------------------------
 Net loss                                             [705,381]   [180,347]
 Adjustments to reconcile net loss to net
  cash used by operating activities
   Depreciation and amortization                       130,071      93,722
   Loss on sale of property and equipment               77,468      14,050
   Bad debt                                             12,000           -
   Inventory reserve                                    20,000           -
   Changes in assets and liabilities
    Decrease [Increase] in receivables                  56,220     [16,399]
    Decrease [Increase] in inventory                   143,087     [58,780]
    Increase in prepaid expenses                        [3,663]     [9,634]
    Decrease [Increase] in deposits                      1,355      [1,712]
    Increase in other assets                                 -      [4,504]
    Increase [Decrease] in accounts payable            [62,377]     85,201
    Increase [Decrease] in accrued expenses              4,320     [38,395]
    Increase [Decrease] in deferred revenue            [46,404]     73,127
    Increase [Decrease] in customer deposits           102,794      [9,498]
                                                     ---------   ---------
       Total adjustments                               434,871     127,178
                                                     ---------   ---------
  Net cash used by operating activities               [270,510]    [53,169]
                                                     ---------   ---------

Cash flows from investing activities
------------------------------------
 Purchase of property and equipment                    [82,157]   [192,592]
 Proceeds from sale of equipment and furniture          13,395           -
 Increase in software development costs                [47,849]   [118,723]
                                                     ---------   ---------
  Net cash used by investing activities               [116,611]   [311,315]
                                                     ---------   ---------
Cash flows from financing activities
------------------------------------
 Proceeds from note payable - related party            205,000     100,000
 Payments on note payable - related party              [45,000]          -
 Proceeds from issuance of long-term debt                7,923     445,680
 Principal payments on long-term debt                  [70,694]   [151,995]
 Proceeds from line-of-credit                          200,000      75,679
 Principal payments on line-of-credit                        -     [75,679]
 Principal payments on capital lease obligations       [15,097]     [5,790]
                                                     ---------   ---------
  Net cash provided by financing activities            282,132     387,895
                                                     ---------   ---------

   Net increase [decrease] in cash and cash
    equivalents                                       [104,989]     23,411

Cash and cash equivalents, beginning of year           202,773     179,362
                                                     ---------   ---------

   Cash and cash equivalents, end of year            $  97,784   $ 202,773
                                                     =========   =========

NONCASH INVESTING ACTIVITIES
----------------------------

In 1995, capital lease obligations of $72,320 were incurred when the Company entered into a lease for new equipment.

                 See auditors' report and accompanying notes.

                      SOFTWARE MANUFACTURING GROUP, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1995

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   ------------------------------------------

   Nature of Operations:
   --------------------

   SOFTWARE MANUFACTURING GROUP, INC., a Georgia corporation, develops, licenses, and supports computer software for use by orthodontic practices within North America. The Company provides training for the software and offers service contracts which include technical telephone support and software updates.

   Revenue Recognition:
   -------------------

   Revenue consists primarily of licensing fees, sales of related computer hardware, and post contract customer support. The Company accounts for such revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 91-1, Software Revenue Recognition, as follows:


     License Revenue                         -  Revenue from the sales of software licenses
                                                is recognized after shipment of the product
                                                and fulfillment of acceptance terms, provided
                                                no significant obligations remain and collection
                                                of resulting receivable is deemed probable.

     Support contract                        -  Ratably over the life of the contract from the
                                                effective date.

     Installation, training and education    -  When the services are provided.

     Hardware                                -  Upon shipment of computer equipment to the
                                                customer, provided no significant obligations
                                                remain and collection of resulting receivable
                                                is deemed probable.

   Cash and Cash Equivalents:
   -------------------------

   The Company classifies all highly liquid instruments with maturities of ninety days or less as cash equivalents.

   Property and Equipment:
   ----------------------

   Property and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is included in operations.

                       SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                       DECEMBER 31, 1996 AND 1995

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]
   ------------------------------------------

   Property and Equipment:  [Continued]
   ----------------------

  Depreciation is provided using the straight-line method based on the estimated useful lives of the assets which are as follows:

            Computer equipment                        5 years
            Office furniture and equipment        5 - 7 years

  Software Development Costs:
  --------------------------

  In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, research and development costs incurred prior to the attainment of technological and marketing feasibility of products are charged to operations. Thereafter, the Company capitalizes the direct costs and associated allocated overhead incurred in the development of products, until the point of market release of such products, wherein costs incurred are again charged to operations.

  Capitalized costs are amortized over a period of five years, the estimated product life, on a straight line basis, and amortization commenced when the product became available for market release. Unamortized costs are carried at the lower of book value or net realizable value.

  Income Taxes:
  ------------

  The Company had elected to be treated as an S corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S corporation is taxable and distributable to the individual stockholders of a corporation without further tax consequences to the Company. As discussed further in Note C, the Company ceased to be an S corporation subsequent to year end upon consummation of a merger with another company.

  Use of Estimates:
   ----------------

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures including the allowance for doubtful accounts, inventory reserve, useful lives and recoverability of long term assets. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

                      SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                          DECEMBER 31, 1996 AND 1995

B. SOFTWARE DEVELOPMENT COSTS:
   --------------------------


   Years ended December 31,                         1 9 9 6    1 9 9 5
                                                   --------  ---------

   Balances, beginning of year                      $118,723  $     -0-
   Amounts capitalized                                47,849    118,723
   Amortization                                      [27,762]       -0-
                                                    --------  ---------
   Balances, end of year                            $138,810  $ 118,723
                                                    ========  =========

   Research and development costs incurred          $360,279  $ 330,065

   Less amounts capitalized                          [47,849]  [118,723]
                                                    --------  ---------
   Research and development charged to expense      $312,430  $ 211,342
                                                    ========  =========

   No amortization of capitalized research and development costs was provided during 1995 as market release of the product did not occur until February 1996.

C. SUBSEQUENT EVENT - MERGER AGREEMENT:
   -----------------------------------

   On January 24, 1997, the shareholders of the Company effected a merger agreement with HALIS, Inc. (HALIS) whereby the Company was merged into a subsidiary of HALIS in a transaction accounted for as a purchase by HALIS. It is the opinion of management and legal counsel that this transaction qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

   All 4,000 issued and outstanding shares were exchanged by the shareholders in consideration for 3,072,000 of HALIS's shares. Additionally, contingent merger consideration may be paid in the form of HALIS common stock, based upon certain, specified operating results for the year ended December 31, 1997.

   The merger agreement included an employment agreement with the president of the Company which expires in January 1999 and provides for a base salary of $192,000 plus certain variable incentive compensation.

   As a subsidiary of HALIS, a publicly traded company, the Company will no longer be taxed as an S corporation for income tax purposes.

   The Company issued its stock in payment of the Company's $260,000 liability to a majority shareholder (Note J) upon closing.

   Subsequent Events - Other:
   -------------------------

   Two shareholders of the Company personally assumed the amounts due under the long-term debt and line-of-credit to Fidelity National Bank in January 1997. Both instruments were paid in full and closed in February 1997. The balances at December 31, 1996 of the long-term debt and line-of-credit were $337,229 and $200,000, respectively.

                      SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                          DECEMBER 31, 1996 AND 1995

D. RECEIVABLES:
   -----------

   Receivables as of December 31, 1996 consist of the following:

     Trade                                      $ 266,156
     Other                                         20,967
                                                ---------
                                                  287,123
     Allowance for doubtful accounts              [15,052]
                                                ---------

                                                $ 272,071
                                                =========

E.  LONG-TERM DEBT:
    --------------

    The Company has the following note payable:

    Fidelity National Bank - Secured note payable in the original amount of $400,000, at prime plus 2% per annum, with monthly payments in the amount of $8,500 which include interest. The note was originally due December 28, 2000. Fidelity National Bank has a blanket lien on the assets of the Company.

    Maturities of the note payable as of December 31, 1996 are as follows:


  December 31,   Amount
--------------  --------

1997            $ 70,694
1998              78,290
1999              86,703
2000             101,542
                --------
                $337,229
                ========

    As discussed in Note C, this note was paid in full subsequent to year end.

F. LINE-OF-CREDIT:
   --------------

   The Company has a $200,000 revolving line-of-credit with Fidelity National Bank, of which $200,000 was owed at December 31, 1996. Bank advances on the credit line are payable on demand and carry an interest rate of prime plus 2% per annum. The credit line is secured by substantially all corporate assets. As discussed in Note C, this instrument was paid in full subsequent to year end.

G. CAPITAL LEASES PAYABLE:
   ----------------------

   The Company leases equipment under two capital leases. The economic substance of the leases is that the Company is financing the acquisition of the assets through the leases, and, accordingly, they are recorded in the Company's assets and liabilities. The leases contain a bargain purchase option at the end of the lease term.

                      SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                          DECEMBER 31, 1996 AND 1995

G. CAPITAL LEASES PAYABLE:  [Continued]
   ----------------------

   The following is an analysis of the leased assets included in property and equipment:

                                                             1 9 9 6
                                                            ----------
   Office furniture and equipment                            $ 72,320
   Less accumulated depreciation                              [30,111]
                                                             --------

                                                             $ 42,209
                                                             ========

   The following is a schedule by year of future minimum payments required under the leases together with their present value as of December 31, 1996:


 December 31,                               Amount
--------------                             --------

1997                                       $ 23,113
1998                                         23,968
1999                                         13,698
2000                                          3,425
                                           --------
Total minimum lease payments                 64,204
Less amount representing interest           [12,771]
Present value of minimum lease payments      51,433
Less amounts currently payable              [16,248]
                                           --------
Long term portion                          $ 35,185
                                           ========

H. COMMITMENTS AND CONTINGENCIES:
   -----------------------------

   The Company does not have a secured interest in its accounts receivable; however, it does have legal recourse for defaulted amounts. There were no significant receivables from any single customer at December 31, 1996.

   The Company maintains all of its cash deposits at three financial depository institutions. The amount of the accounting loss due to credit risk the Company would incur if the financial depository institution failed would be the cash deposits in excess of the $100,000 amount per depositor that is federally insured. The amount at risk totalled $18,350 at December 31, 1996.

   Operating Leases:
   ----------------

   The Company leases office space and equipment under several operating agreements. Rent expense for the office space and equipment totalled $129,836 and $112,580 for the years ended December 31, 1996 and 1995, respectively.

                      SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                          DECEMBER 31, 1996 AND 1995

H. COMMITMENTS AND CONTINGENCIES:  [Continued]
   -----------------------------

   Operating Leases: [Continued]
   ----------------

   At December 31, 1996, future minimum lease payments under non-cancellable leases having remaining terms in excess of one year are as follows:


  December 31,   Amount
--------------  --------

1997            $117,056
1998             117,052
1999               6,498
                --------
                $240,606
                ========

   Employee Benefit Plan:
   ---------------------

   The Company sponsors an age-based profit-sharing plan for all employees who meet certain eligibility requirements. The Company may elect to make discretionary contributions. Employees are subjected to a five-year vesting schedule. The Company made no contributions to the plan during the previous two fiscal years.

   Litigation:
   ----------

   The Company is defendant in a number of claims relating to matters arising in the ordinary course of business. Management contends that the Company has no liability under these claims. The amount of liability, if any, from the claims cannot be determined with certainty; however, management is of the opinion that the outcome of the claims will not have a material adverse impact on the financial position. Due to uncertainties in the settlement process, it is at least reasonably possible that management's estimate of the outcome will change within the next year.

I. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   ------------------------------------------------

   Supplemental information required by Statement of Financial Accounting Standards No. 95, relative to the statement of cash flows, is as follows:

                                                      1 9 9 6      1 9 9 5
                                                     ---------    ---------
Interest paid                                         $81,766      $20,729

                      SOFTWARE MANUFACTURING GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                          DECEMBER 31, 1996 AND 1995

J. NOTE PAYABLE - RELATED PARTY:
   ----------------------------

   The Company has an unsecured note payable to a majority shareholder of the Company as of December 31, 1996 in the amount of $260,000. The note is due on demand and interest is being accrued at 8% per annum. Total interest paid during 1996 was $14,770. Interest incurred but not paid at December 31, 1995 was $3,627. In connection with the merger agreement, the Company issued its stock in payment of this liability to this shareholder subsequent to year end (Note C).

   Amount due to a partnership which shares common ownership was $842 at December 31, 1996.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
American Benefit Administrative Services, Inc. and
Third Party Administrators, Inc.


We have audited the accompanying combined balance sheet of AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC. and THIRD PARTY ADMINISTRATORS, INC. as of
October 31, 1996 and the related combined statements of operations, changes in stockholders' equity and cash flows for the years ended October 31, 1996 and 1995. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC. and THIRD PARTY ADMINISTRATORS, INC. at October 31, 1996, and the results of their operations and their cash flows for the years ended October 31, 1996 and 1995 in conformity with generally accepted accounting principles.


                                                /s/ Habif, Arogeti & Wynne, P.C.

Atlanta, Georgia

April 4, 1997

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
                            COMBINED BALANCE SHEETS




                                     ASSETS


                                                            [Unaudited]
                                                             January 31,        October 31,
                                                                1997              1996
                                                            ----------         ----------
Current assets
     Cash                                                  $    7,065          $   10,877
     Customer claims and premium funds                        297,887             273,189
     Accounts receivable, less allowance for
         doubtful accounts of $-0-
         for both January 31, 1997 and
         October 31, 1996                                      66,286              85,213
     Prepaid and other current assets                          17,486               6,635
                                                           ----------          ----------

         Total current assets                                 388,724             375,914
                                                           ----------          ----------

Property and equipment, at cost
     Furniture and fixtures                                    55,824              55,824
     Leasehold improvements                                    28,470              28,470
     Computer equipment and software                          136,123             136,123
     Vehicles                                                  36,495              36,495
     Equipment                                                221,699             221,699
     Building and improvements                                 22,797              22,797
                                                           ----------          ----------
                                                              501,408             501,408
     Less accumulated depreciation                          [432,939]           [425,307]
                                                           ----------          ----------

                                                               68,469              76,101
                                                           ----------          ----------

Other assets
     Accounts receivable - related party                        5,608               5,608
     Note receivable - shareholder                            555,386             558,500
     Goodwill, less $155,614 and
         $152,522 of accumulated amortization
         at January 31, 1997 and October 31, 1996,
         respectively                                           9,275              12,367
     Deposits and other noncurrent assets                       9,887               9,887
     Capitalized merger costs                                  27,291                 -0-
                                                           ----------          ----------


                                                              607,447             586,362
                                                           ----------          ----------


                                                           $1,064,640          $1,038,377
                                                           ==========          ==========




                 See auditors' report and accompanying notes

                AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                     AND THIRD PARTY ADMINISTRATORS, INC.
                     COMBINED BALANCE SHEETS [CONTINUED].

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                     [Unaudited]
                                                                      January 31,    October 31,
                                                                         1997            1996
Current liabilities
     Checks written in excess of funds on deposit                    $   52,005     $   34,403
     Notes payable                                                       65,706         57,500
     Accounts payable                                                   121,120        119,976
     Customer funds on deposit to
         pay claims and premiums                                        297,887        273,189
     Unearned commissions                                                73,822         56,348
     Payroll, commissions and related taxes payable                      63,915         93,016
     Deferred rent - short-term                                          57,573         77,088
     Interest payable - related party                                     3,393          2,386
                                                                     ----------     ----------


         Total current liabilities                                      735,421        713,906
                                                                     ----------     ----------



Long-term liabilities
     Deferred rent - long-term                                           41,691         56,091
                                                                     ----------     ----------



Stockholders' equity
     Common stock - ABAS, Inc., no par value, 10,000
         shares authorized; 3,000 shares issued and outstanding         411,000        411,000
     Common stock - TPA, Inc., no par value, 100,000
         shares authorized; 300 shares issued and
         outstanding                                                      1,000          1,000
     Stock subscription receivable - TPA, Inc.                           [1,000]        [1,000]
                                                                     ----------     ----------
                                                                        411,000        411,000
     Accumulated deficit                                               [123,472]      [142,620]
                                                                     ----------     ----------


                                                                        287,528        268,380
                                                                     ----------     ----------



                                                                     $1,064,640     $1,038,377
                                                                     ==========     ==========


                  See auditors' report and accompanying notes

               AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC. AND
                        THIRD PARTY ADMINISTRATORS, INC.
                       COMBINED STATEMENTS OF OPERATIONS





                                                           [Unaudited]
                                                             For the
                                                        Three Months Ended                For the Years Ended
                                                            January 31,                        October 31,
                                                    --------------------------         -------------------------
                                                       1997            1996               1996           1995
                                                    ----------      ----------         ----------     ----------
Revenues                                            $  686,559      $  653,228         $2,710,207     $2,596,939
                                                    ----------      ----------         ----------     ----------

Expenses
      Cost of revenues                                 223,422         228,838            880,940        806,809
      Selling, general and administrative              448,670         455,274          1,848,119      1,815,945
                                                    ----------       ---------         ----------     ----------

                                                       672,092         684,112          2,729,059      2,622,754
                                                    ----------       ---------         ----------     ----------


            Income [Loss] from operations               14,467         [30,884]          [18,852]       [25,815]
                                                    ----------       ---------         ----------     ----------



Other income [expense]
      Interest income                                    6,888           6,786             27,175         36,614
      Interest expense                                  [2,207]         [4,258]           [10,626]       [16,374]
      Other expense                                        -0-             -0-                [75]           [52]
                                                    ----------       ---------         ----------     ----------


                                                         4,681           2,528             16,474         20,188
                                                    ----------       ---------         ----------     ----------


            Net income [loss]                       $   19,148       $ [28,356]        $   [2,378]    $   [5,627]
                                                    ==========       =========         ==========     ==========




                  See auditors' report and accompanying notes.

               AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC. AND
                        THIRD PARTY ADMINISTRATORS, INC.
             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED OCTOBER 31, 1996 AND 1995 AND
                 THE THREE MONTH PERIOD ENDED JANUARY 31, 1997




                                            ABAS, Inc.          TPA, Inc.                                  Total
                                            Common Stock      Common Stock      Stock                      Share-
                                        ----------------     --------------   Subscription    Accumulated  holders'
                                        Shares    Amount     Shares  Amount    Receivable      Deficit     Equity
                                        ------    ------     ------  ------    ----------      -------     ------
Balances, October 31, 1994               3,000   $401,000   300     $1,000   $[1,000]       $[134,615]   $266,385

Issuance of stock                         --       10,000   --        --         --               --       10,000

Net loss                                  --         --     --        --         --            [5,627]     [5,627]
                                         -----   --------   ---     ------   -------        ---------    --------

Balances, October 31, 1995               3,000    411,000   300      1,000    [1,000]        [140,242]    270,758

Net loss                                  --         --     --        --         --            [2,378]     [2,378]
                                         -----   --------   ---     ------   -------        ---------    --------

Balances, October 31, 1996               3,000    411,000   300      1,000    [1,000]        [142,620]    268,380


Net income - three months ended
      January 31, 1997 [unaudited]        --         --     --        --         --            19,148      19,148
                                         -----   --------   ---     ------   -------        ---------    --------


Balances, January 31, 1997 [unaudited]   3,000   $411,000   300     $1,000    [1,000]       $[123,472]   $287,528
                                         =====   ========   ===     ======   =======        =========    ========



                  See auditors' report and accompanying notes

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
                       COMBINED STATEMENTS OF CASH FLOWS

                          Increase [Decrease] in Cash


                                                                              [Unaudited]
                                                                                For the
                                                                           Three Months Ended              For the Years Ended
                                                                               January 31,                       October 31,
                                                                        ------------------------       ---------------------------
                                                                            1997        1996               1996             1995
                                                                        ----------    ----------       ----------       ----------
Cash flows from operating activities
     Net income [loss]                                                  $   19,148     $ [28,356]      $  [2,378]       $   [5,627]
                                                                        ----------     ---------       ---------        ----------
     Adjustments to reconcile net income [loss]
       to net cash provided by operating activities
         Depreciation and amortization                                      11,187       [21,083]         70,131           101,189
         Changes in assets and liabilities
              Decrease [Increase] in customer receivables                   18,927       [56,954]           [891]           64,770
              Increase in due from related party                               -0-           -0-            [511]             [463]
              Decrease in prepaid insurance and
                  other current assets                                     [10,851]      [18,184]          1,370            [4,034]
              [Increase] Decrease in customer deposit funds                [24,698]      174,756         202,455           170,241
              Decrease in deposits and other
                  noncurrent assets                                            -0-           -0-          25,558               -0-
              Increase [Decrease] in accounts payable                        1,144       [25,114]        [32,818]           [7,473]
              Increase [Decrease] in checks written in
                  excess of funds on deposit                                17,602         5,682          34,403          [118,271]
              [Decrease] Increase in payroll, commissions
                  and related taxes payable                                [29,100]      [41,980]        [33,754]            7,130
              Increase in unearned commissions                              17,474       107,371          28,339            22,617
              Increase [Decrease] in customer claims
                  and premiums liability                                    24,698      [180,710]       [202,455]         [170,241]
              Decrease in deferred rent                                    [33,915]      [15,367]        [42,318]          [16,350]
              Increase [Decrease] in interest payable - related party        1,007         1,156           1,892            [1,270]
                                                                        ----------      --------       ---------        ----------
                  Total adjustments                                         [6,525]      [28,261]         51,401            47,845
                                                                        ----------      --------       ---------        ----------
                      Net cash provided [used] by operating activities      12,623       [56,617]         49,023            42,218
                                                                        ----------      --------       ---------        ----------

Cash flows from investing activities
     Purchases of property and equipment                                       -0-        [4,122]        [22,914]           [2,184]
     Advances to shareholder, net                                            3,114        [7,508]        [23,200]           19,700
     Capitalized merger costs                                              [27,754]          -0-             -0-               -0-
                                                                        ----------      --------       ---------        ----------
         Net cash provided [used] by investing activities                  [24,640]      [11,625]        [46,114]           17,516
                                                                        ----------      --------       ---------        ----------

Cash flows from financing activities
     Proceeds of notes payable                                               8,205        34,596             -0-            67,500
     Payments on notes payable and long-term debt                              -0-           -0-         [28,730]         [112,469]
                                                                        ----------      --------       ---------        ----------
         Net cash provided [used] by financing activities                    8,205        34,596         [28,730]          [44,969]
                                                                        ----------      --------       ---------        ----------

              Net (decrease) increase in cash                               [3,812]      [33,646]        [25,821]           14,765

Cash, beginning of period                                                   10,877        36,698          36,698            21,933
                                                                        ----------      --------       ---------        ----------

              Cash, end of period                                       $    7,065      $  3,052       $  10,877        $   36,698
                                                                        ==========      ========       =========        ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid during the periods for
         Interest                                                       $    1,200      $  3,102       $   8,736        $   17,644




                  See auditor's report and accompanying notes

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           OCTOBER 31, 1996 AND 1995
                [Unaudited with respect to January 31, 1997 and
                    the three months ended January 31, 1997]


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations:

     American Benefits Administrative Services, Inc. (ABAS) and Third Party Administrators, Inc. (TPA) were formed to administer self or partially self-funded medical insurance plans and broker small group insurance plans. The Companies, which have identical ownership and do business as Third Party Administrators, Inc., operate out of leased facilities in Naperville, Illinois.

     Principles of Combination:

     The accompanying financial statements are presented on a combined basis due to the common ownership and business activities of the Companies. The combined financial statements include the accounts of each of the Companies.

     Cash:

     At times, the Companies' cash balances exceed FDIC insurance limits. The amount at risk was $471,660 at October 31, 1996.

     Accounts Receivable:

     The Companies consider all accounts receivable to be fully collectible; therefore, no allowance for doubtful accounts has been provided. The Companies do not have a secured interest in their accounts receivable; however, they do have legal recourse for defaulted amounts.

     Depreciation:

     Depreciation is computed using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

                  Furniture and fixtures             7 years
                  Leasehold improvements            10 years
                  Computer hardware                  5 years
                  Computer software                  3 years
                  Vehicles                           3 years
                  Equipment                      5 - 7 years
                  Building and improvements         25 years

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                           OCTOBER 31, 1996 AND 1995
                [Unaudited with respect to January 31, 1997 and
                    the three months ended January 31, 1997]


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]

     Depreciation:  [Continued]

     Depreciation expense for the years ended October 31, 1996 and 1995 is $53,642 and $84,700, respectively. For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.
     Expenditures for maintenance and repairs are charged to expense as incurred.

     Goodwill:

     Goodwill is being amortized on a straight-line basis over ten years for financial reporting purposes. Amortization expense for the years ended October 31, 1996 and 1995 is $16,489, respectively. Goodwill is not amortized for federal income tax purposes.

     Capitalized Merger Costs:

     Costs associated with the merger (Note B) are capitalized and will be amortized on a straight-line basis over a year life commencing in the first period subsequent to the merger.

     Customer Funds on Deposit to Pay Claims and Premiums:

     These cash deposit accounts and the related liability represent funds which have been received from customers either to pay benefit claims for self-insurance plans or to remit to third-party insurance carriers. The Companies function as an agent on behalf of the customers in handling these monies.

     Unearned Commissions:

     Unearned commissions are recognized as revenue as the related services are provided.

     Deferred Rent:

     Deferred rent represents the amount by which cumulative lease expense for financial reporting purposes has exceeded the actual cash payments made under the leases.

     Income Taxes:

     The Companies had elected to be treated as S corporations pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S corporation is taxable to the individual stockholders without any further tax consequences to the Companies. As discussed further in Note B, the Companies ceased to be S corporations subsequent to year end upon consummation of a merger with another company.

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                           OCTOBER 31, 1996 AND 1995
                [Unaudited with respect to January 31, 1997 and
                    the three months ended January 31, 1997]



A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

     Interim Financial Statements:

     The accompanying financial statements for the three month periods ended January 31, 1997 and 1996 are unaudited but, in the opinion of management of ABAS and TPA, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation. The results of operations for the three-month period are not necessarily indicative of the results that may be expected for the full year ending October 31, 1997.

B.   SUBSEQUENT EVENT -  MERGER AGREEMENT:

     On January 31, 1997, the shareholders of the Companies effected a merger agreement with HALIS, Inc. (HALIS), whereby the Companies were merged into a subsidiary of HALIS in a transaction accounted for as a purchase by HALIS. It is the opinion of management and legal counsel that this transaction qualifies as a tax-free reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code of 1986.

     All 3,300 issued and outstanding shares were surrendered by the shareholders in consideration for 1,875,000 of HALIS' shares. Additionally, the merger agreement included noncompetition agreements between HALIS and the president and vice president of the Companies. The merger agreement also provides that the president may repay a loan from the Companies, which had a balance of $558,500 at October 31, 1996 in the form of HALIS common stock commencing at the end of 1997, provided certain, specific operating conditions are met.

     In addition, the merger agreement provides employment agreements for the president and vice president as well as incentive compensation and guaranteed payments in the event of termination or change in control of the Companies. HALIS also executed agreements with both of these parties which provide for the issuance of 1,350,000 fully-vested HALIS common stock options, exercisable at $2.00 per share for a period of ten years from the date of the agreement.

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                           OCTOBER 31, 1996 AND 1995
                [Unaudited with respect to January 31, 1997 and
                    the three months ended January 31, 1997]
C.   NOTES PAYABLE:

     Notes payable consisted of the following as of October 31, 1996:

                        Payee and Description                              Collateral                         Amount
                        ---------------------                              ----------                         ------
      National Hospital and Health Care Services, Inc.:
          Related party working capital loan. Interest at                   Security interest
          8%. Due on demand.  Interest expense was                          in substantially
          $4,596 and $1,921 in 1996 and 1995, respectively.                 all business assets               $50,000

      Note payable, payable in 24 monthly installments
          of $900, including simple interest at 7%.  Due in
          1997.  Interest expense was $800 and $267 in
          1996 and 1995, respectively.                                      Unsecured                           7,500
                                                                                                              -------
                                                                                                              $57,500
                                                                                                              =======

D.   LITIGATION:

     The Companies are defendants in a number of claims relating to matters arising in the ordinary course of business. Management contends that the Companies have no liability under these claims. The amount of liability, if any, from the claims cannot be determined with certainty; however, management is of the opinion that the outcome of the claims will not have a material adverse impact on the financial position. Due to uncertainties in the settlement process, it is at least reasonably possible that management's estimate of the outcome will change within the next year.

E.   LEASES:

     During the years ended October 31, 1996 and 1995, furniture, equipment, storage space rentals and office rent under long-term lease obligations were $216,366 and $219,529, respectively. Future obligations over the primary terms of the Companies' long-term leases as of October 31, 1996 are as follows:

                  Year Ended
                 October 31,                    Amount
                 -----------                    ------
                    1997                       $ 270,052
                    1998                         213,933
                    1999                          26,280
                    2000                          25,610
                    2001                          18,240
                                               ---------
                                               $ 554,115
                                               =========

                 AMERICAN BENEFIT ADMINISTRATIVE SERVICES, INC.
                      AND THIRD PARTY ADMINISTRATORS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                           OCTOBER 31, 1996 AND 1995
                [Unaudited with respect to January 31, 1997 and
                    the three months ended January 31, 1997]



E.   LEASES: [Continued]

     In addition to the base rent for the Companies' office, located in Naperville, Illinois, the Companies are liable for their pro rata share of operating expenses and real estate taxes in excess of a base amount for each calendar year.

F.   RELATED PARTY TRANSACTIONS:

     As of October 31, 1996, an officer/shareholder of the Companies has drawn $558,500 more than dividend distributions and salary. A promissory note, due October 31, 2001, with interest at 5% payable annually was drawn to evidence the debt. During the year ended October 31, 1996, $26,587 of interest accrued on the note. As discussed in Note B, this note may be repaid in the form of HALIS stock depending upon certain specified operating results of future periods.

     On June 8, 1995, American Benefit Administrative Services, Inc. received $60,000 from National Hospital and Health Care Services, Inc., a corporation which shares common ownership, as a working capital loan. As of October 31, 1996, the unpaid balance was $50,000 [Note C].

G.   DEFINED CONTRIBUTION PLAN:

     The Companies sponsor a defined contribution (401(k)) plan for all regular full-time employees who have completed a minimum of one year of employment. Under the plan, employees may elect to defer up to 15% of their gross compensation, up to statutory limits. Employer contributions are discretionary. Employer contributions for the years ended October 31, 1996 and 1995 totaled $5,779 and $2,742, respectively.

H.   ECONOMIC DEPENDENCY:

     During the years ended October 31, 1996 and 1995, the Companies had sales to one major customer, defined as a customer from which 10% or greater of annual sales revenue is derived. During 1996, $360,255 (13%) of revenue was earned from Boston Mutual Life Insurance Company, with related trade accounts receivable of $2,722 at October 31, 1996. During 1995, $534,425 (21%) of revenue was earned from Durham Life Insurance Company, with related trade accounts receivable of $25,292 at October 31, 1995.

                   [HABIF, AROGETI & WYNNE, P.C. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT



To the Stockholder
     TG Marketing Systems, Inc.



We have audited the accompanying balance sheet of TG MARKETING SYSTEMS, INC., as of December 31, 1996, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TG MARKETING SYSTEMS, INC., at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Habif, Arogeti & Wynne, P.C.

Atlanta, Georgia

June 18, 1997

                           TG MARKETING SYSTEMS, INC.
                                 BALANCE SHEETS

                                     ASSETS

                                                                                        [Unaudited]
                                                             December 31, 1996         March 31, 1997
                                                             -----------------         --------------
Current assets
     Cash                                                         $   7,690                $  59,013
     Customer receivables, less allowance for
         doubtful accounts of $17,661                               156,761                  163,420
     Employee receivables                                               123                    1,655
     Accounts receivable - related party                             29,176                   37,944
                                                                  ---------                ---------

         Total current assets                                       193,750                  262,032
                                                                  ---------                ---------

Property and equipment, at cost

     Equipment                                                      119,940                  132,705
     Furniture and fixtures                                          10,196                   10,196
                                                                  ---------                ---------
                                                                    130,136                  142,901
     Less accumulated depreciation                                  [22,372]                 [29,442]
                                                                  ---------                ---------
                                                                    107,764                  113,459
                                                                  ---------                ---------

Other assets                                                          2,081                    2,081
                                                                  ---------                ---------
                                                                  $ 303,595                $ 377,572
                                                                  =========                =========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities

     Line of credit                                               $  34,140                $     -0-
     Current portion of capital lease obligations                    18,019                   17,883
     Accounts payable and other current liabilities                  34,948                   11,366
                                                                  ---------                ---------

         Total current liabilities                                   87,107                   29,249
                                                                  ---------                ---------

Long-term liabilities
     Capital lease obligations,
         net of current portion                                      28,086                   23,594
                                                                  ---------                ---------

Stockholder's equity
     Common stock, $1 par value,
         1,000 shares authorized; 1,000
         shares issued and outstanding                                1,000                    1,000
         Retained earnings                                          187,402                  323,729
                                                                  ---------                ---------

                                                                    188,402                  324,729
                                                                  ---------                ---------
                                                                  $ 303,595                $ 377,572
                                                                  =========                =========






                  See auditors' report and accompanying notes.

                           TG MARKETING SYSTEMS, INC.
                              STATEMENTS OF INCOME

                                                                         [Unaudited]
                                                                           For the
                                                                      Three Months Ended
                                              For the                      March 31,
                                             Year Ended               --------------------
                                         December 31, 1996            1996         1997
                                         -----------------          --------    ----------
Net revenues

      Services                                 $750,083             $ 157,786    $ 368,827
      Reimbursed expenses                        66,937                30,860       25,515
                                               --------             ---------    ---------

                                                817,020               188,646      394,342
                                               --------             ---------    ---------
Costs and expenses

    Cost of services                            402,600                84,622      148,244
    Selling and marketing                       104,322                33,288       40,184
    General and administrative                  188,036                32,906       66,921
                                               --------             ---------    ---------

                                                694,958               150,816      255,349
                                               --------             ---------    ---------

            Income from operations              122,062                37,830      138,993
                                               --------             ---------    ---------

Other income [expense]

    Other income                                  5,551                 3,227          -0-
    Interest expense                           [  4,092]            [     292]    [  2,666]
                                               --------             ---------     --------

                                                  1,459                 2,935     [  2,666]
                                               --------             ---------     --------

      Net income - Historical                   123,521                40,765      136,327

Pro Forma provision for income taxes             49,000                16,000       55,000
                                               --------             ---------     --------

Pro Forma net income                           $ 74,521             $  24,765     $ 81,327
                                               ========             =========     ========







                  See auditors' report and accompanying notes.

                           TG MARKETING SYSTEMS, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996
          AND THE THREE MONTH PERIOD ENDED MARCH 31, 1997 [UNAUDITED]

                                                        Common                 Retained
                                                         Stock                 Earnings                  Total
                                                       -------                ---------                  -----
Balances, January 1, 1996                                1,000                 $ 63,881                $ 64,881




Net income                                                 -                    123,521                 123,521
                                                         -----                  -------                --------




Balances, December 31, 1996                              1,000                  187,402                 188,402




Net income - three months ended
     March 31, 1997 [Unaudited]                             -                   136,327                 136,327
                                                         -----                  -------                --------




Balances, March 31, 1997 [Unaudited]                     1,000                 $323,729                $324,729
                                                         =====                 ========                ========






                 See auditors' report and accompanying notes.

                           TG MARKETING SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS

                          Increase [Decrease] in Cash

                                                                                                        [Unaudited]
                                                                                                          For the
                                                                                                    Three Months Ended
                                                                      For the Year Ended                  March 31,
                                                                                                 -----------------------
                                                                       December 31, 1996           1996          1997
                                                                      ------------------         --------      ---------
Cash flows from operating activities

     Net income                                                             $ 123,521            $ 40,765      $ 136,327
                                                                            ---------            --------      ---------
     Adjustments to reconcile net income to net cash
         provided by operating activities
         Depreciation and amortization                                         13,561               2,526          7,070
         Changes in assets and liabilities
              [Increase] in customer receivables                            [ 124,700]           [  1,227]       [ 6,659]
              Decrease [Increase] in employee receivables                       5,195               2,739        [ 1,532]
              Decrease [Increase] in accounts receivable -
                  related party                                                19,442                 -0-        [ 8,768]
              Decrease in prepaid expenses                                      2,800               2,800            -0-
              [Increase] in other assets                                    [   2,003]           [  1,431]           -0-
              [Decrease] in accounts payable and other
                   current liabilities                                      [  21,867]           [ 16,380]       [23,582]
                                                                            ---------            --------      ---------

                  Total adjustments                                         [ 107,572]           [ 10,973]      [ 33,471]
                                                                            ---------            --------      ---------

                      Net cash provided by operating activities                15,949              29,792        102,856
                                                                            ---------           ---------      ---------

Cash flows from investing activities

     Purchases of property and equipment                                    [  35,284]          [   8,264]      [ 12,765]
                                                                            ---------            --------      ---------
Cash flows from financing activities

     Proceeds [Repayment] of line of credit                                    34,140               7,500       [ 34,140]
     Payments of capital leases                                             [   7,115]               -          [  4,628]
     Deposit paid to secure capital lease                                          -            [     863]            -
                                                                            ---------           ---------      ---------

         Net cash provided [used] by financing activities                      27,025               6,637       [ 38,768]
                                                                            ---------           ---------      ---------

              Net increase in cash                                              7,690              28,165         51,323

Cash, beginning of period                                                         -0-                 -0-          7,690
                                                                            ---------           ---------      ---------

              Cash, end of period                                           $   7,690           $  28,165      $  59,013
                                                                            =========           =========      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the periods for

     Interest                                                               $   4,092           $     292      $   2,666
     Income taxes                                                               8,190               8,190            -0-

During the year ended December 31, 1996, the Company purchased $53,220 of equipment by entering into capital leases.


                 See auditor's report and accompanying notes.

                           TG MARKETING SYSTEMS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                         AND MARCH 31, 1997 [UNAUDITED]

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations:

     TG MARKETING SYSTEMS, INC., a Georgia corporation, provides consulting and programming services and information management software to customers to assist them in the development of marketing systems.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures including the allowance for doubtful accounts, useful lives and recoverability of long term assets. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

     Revenue Recognition:

     Revenue consists primarily of consulting and programming services. The Company accounts for such revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 91-1, Software Revenue Recognition.

     Property and Equipment:

     Property and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is included in operations.

     Depreciation is provided using the straight-line method based on the useful lives of the assets, which have been estimated to be five years.

     Income Taxes:

     On January 1, 1995, the Company elected to be treated as an S corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S corporation is taxable and distributable to the individual stockholders of a corporation without further tax consequences to the Company. However, during February 1996 the Company paid $8,190 of income taxes related to pre-S election items recognized as taxable income in 1995. As discussed further in Note B, the Company ceased to be an S corporation in May 1997.

                           TG MARKETING SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                               DECEMBER 31, 1996
                         AND MARCH 31, 1997 [UNAUDITED]

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]

     Income Taxes:  [Continued]

     A pro forma provision for income taxes has been presented which represents income taxes which would have been provided had the Company operated as a C Corporation.

     Interim Financial Statements:

     The accompanying financial statements for the three month period ended March 31, 1996 and 1997 are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation. The results of operations for the three-month period are not necessarily indicative of the results that may be expected for the full years ending 1996 and 1997.

B.   SUBSEQUENT EVENT - MERGER AGREEMENT:

     On May 2, 1997, the stockholder of the Company effected a merger agreement with HALIS, Inc. (HALIS), whereby the Company was merged into a subsidiary of HALIS in a transaction accounted for as a purchase by HALIS. All 1,000 issued and outstanding shares were surrendered by the stockholder in consideration for 2,388,060 of HALIS' shares.

     Additionally, the merger agreement included a two year employment agreement between HALIS and the stockholder of the Company as president which provides for an annual base salary of $150,000. HALIS also executed agreements with certain Company employees which provide for the issuance of 500,000 fully-vested HALIS common stock options, exercisable at $1.50 per share for a period of ten years.

     It is the opinion of management and legal counsel that this transaction qualifies as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986. As a subsidiary of HALIS, a publicly traded company, the Company will no longer enjoy its status as an S corporation for income tax purposes.

C.   ACCOUNTS RECEIVABLE - RELATED PARTY:

     At December 31, 1996, the Company had advanced to the stockholder $29,176 under an informal arrangement with no written agreement, stated interest rate or repayment terms. In April 1997, this advance was satisfied by the transfer of certain personally-owned equipment at book value by the stockholder to the Company.

                           TG MARKETING SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                               DECEMBER 31, 1996
                         AND MARCH 31, 1997 [UNAUDITED]

D.   LINES OF CREDIT:

     At December 31, 1996, the Company had drawn $34,140 under a $60,000 line of credit from a bank. Interest is payable monthly and bears a variable interest rate of prime plus 1% (an effective rate of 9.25% at December 31, 1996). Interest expense related to this facility was $604 during 1996. The line of credit is collateralized by all accounts receivable, equipment, furniture and fixtures of the company and bears the personal guarantee of the stockholder and matures September 10, 1997.

     In January 1997, the Company obtained a line of credit from a bank, which provides for borrowing of up of $60,000. This line of credit bears a variable interest rate of prime plus 1.5% (an effective rate of 9.75% upon inception), and certain, specified financial covenants. Collateral pledged for this instrument includes all assets of the Company as well as the assignment of benefits a life insurance policy of the stockholder, and the personal guarantees of the stockholder and his wife.

E.   CAPITAL LEASES PAYABLE:

     In 1996, the Company acquired equipment under two long-term leases which are capital leases. These leases expire in 1999. Amortization of the equipment purchased under these leases is reported as a component of depreciation expense. The leased property had a cost of $53,220, accumulated depreciation of $2,201, and a net book value of $51,019 as of December 31, 1996.

     The future minimum leases payments under the capital lease for each of the next three years and in total and the net present value of the future minimum lease payments at December 31, 1996 are as follows:


        1997                                              $ 24,391
        1998                                                18,872
        1999                                                13,326
                                                          --------
                                                            56,589

        Less amount representing interest                  [10,484]
                                                          --------
        Present value of net minimum lease payments         46,105

        Current portion of capital lease obligation        [18,019]
                                                          --------
        Long-term capital lease net of current portion    $ 28,086
                                                          ========

F.   OPERATING LEASE COMMITMENTS:

     During 1996, the Company leased office space and an automobile under operating lease agreements. Rent expense under these agreements was $34,600 in 1996.

                           TG MARKETING SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                               DECEMBER 31, 1996
                         AND MARCH 31, 1997 [UNAUDITED]

F.   OPERATING LEASE COMMITMENTS: [Continued]

     The Company has entered into a new office lease agreement, effective March of 1997, which will commence upon the completion and loan closing of the new building, expected in June 1997. The lessor is the Company's stockholder, who is the owner of the buildings. The old lease will be canceled upon inception of the new lease. The annual future minimum lease commitments under the new building lease and the automobile lease are as follows:

                  December 31,
                  ------------

                  1997                           $ 58,800
                  1998                             77,000
                  1999                             72,000
                  2000                             36,000
                                                 --------
                  Total                          $243,800
                                                 ========

     Rent paid to the stockholder was $33,600 during 1996.

G.   ECONOMIC DEPENDENCY - MAJOR CUSTOMERS:

     A major customer is defined as one from whom ten percent or greater of annual revenues is derived. During 1996, the Company had four such customers. Individually, revenues from G. E. Capital, Inc. were $195,577 (26%), from National Linen Services, Inc. were $141,064 (19%), from Wachovia, Inc. were $93,992 (13%), and $83,536 from HBOC Corporation were (11%) with related trade accounts receivable of $5,416, $42,283, $24,979, and $2,188, respectively, at December 31, 1996.

     The Company does not have a secured interest in any customer accounts receivable; however, it does have legal recourse for defaulted accounts.

                          INDEPENDENT AUDITORS' REPORT




To the Stockholder
     Physicians Resource Network, Inc.


We have audited the accompanying balance sheet of PHYSICIANS RESOURCE NETWORK, INC., as of December 31, 1996, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHYSICIANS RESOURCE NETWORK, INC., at December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.


                                    /s/ Habif, Arogeti & Wynne, P.C.


Atlanta, Georgia

August 29, 1997

                        PHYSICIANS RESOURCE NETWORK, INC.
                                 BALANCE SHEETS



                           ASSETS
                                                                      December 31,   [Unaudited]
                                                                        1996        June 30, 1997
                                                                     ------------   -------------
Current assets
     Cash                                                            $      -0-     $   24,566
     Accounts receivables, net of allowance for
         doubtful accounts of $20,000                                   691,558        286,857
                                                                     ----------     ----------

         Total current assets                                           691,558        311,423
                                                                     ----------     ----------

Property and equipment, at cost
     Equipment                                                          542,461        546,229
     Furniture and fixtures                                             399,776        399,776
     Leasehold improvements                                              57,115         57,115
                                                                     ----------     ----------
                                                                        999,352      1,003,120
     Less accumulated depreciation                                     [466,185]      [546,769]
                                                                     ----------     ----------
                                                                        533,167        456,351
                                                                     ----------     ----------

Other assets                                                              6,214          6,214
                                                                     ----------     ----------

                                                                     $1,230,939     $  773,988
                                                                     ==========     ==========


                      LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities
     Cash overdraft                                                  $   41,989     $      -0-
     Notes payable                                                      179,000        179,000
     Current portion of capital lease obligations                       106,854        122,991
     Current portion of long-term debt                                  418,488        418,488
     Accounts payable and other current liabilities                     467,583        251,092
     Notes payable - related parties                                    404,500        285,000
                                                                     ----------     ----------

         Total current liabilities                                    1,618,414      1,256,571
                                                                     ----------     ----------

Long-term liabilities
     Capital lease obligations, net of current portion                  213,148        158,728
                                                                     ----------     ----------

Stockholder's deficit
     Common stock, 1,000 shares of voting and 10,000
         non-voting shares authorized; 1,000 shares $.10
         par value and 1,000 non-voting shares $.10 par
         value issued and outstanding                                       200            200
     Additional paid-in capital                                          85,923         85,923
     Accumulated deficit                                               [686,746]      [727,434]
                                                                     ----------     ----------

                                                                       [600,623]      [641,311]
                                                                     ----------     ----------
                                                                     $1,230,939     $  773,988
                                                                     ==========     ==========


                  See auditors' report and accompanying notes.

                        PHYSICIANS RESOURCE NETWORK, INC.
                            STATEMENTS OF OPERATIONS




                                                                                               [Unaudited]
                                                                    For the                      For the
                                                                  Years Ended                 Six Months Ended
                                                                  December 31,                   June 30,
                                                            -------------------------    ------------------------
                                                              1995           1996          1996           1997
                                                            -----------    ----------    ----------    ----------
Revenues from services                                      $ 3,171,271    $6,526,822    $3,397,720    $2,879,782
                                                            -----------    ----------    ----------    ----------
Costs and expenses
    Cost of services                                          2,190,349     5,029,433     2,513,336     2,246,381
    General and administrative                                1,097,415     1,459,477       823,716       624,991
                                                            -----------    ----------    ----------    ----------

                                                              3,287,764     6,488,910     3,337,052     2,871,372
                                                            -----------    ----------    ----------    ----------

       Income [Loss] from operations                          [116,493]        37,912        60,668         8,410
                                                            -----------    ----------    ----------    ----------



Other income [expense]
    Other income                                                 11,192        10,773         4,496        20,327
    Interest expense                                            [87,817]     [132,616]      [50,901]      [69,425]
    Loss on asset disposal                                      [15,534]       [8,793]       [8,793]          -0-
                                                            -----------    ----------    ----------    ----------

                                                                [92,159]     [130,636]      [55,198]      [49,098]
                                                            -----------    ----------    ----------    ----------

       Net income [loss]                                    $  [208,652]   $  [92,724]   $    5,470    $  [40,688]
                                                            ===========    ==========    ==========    ==========



                  See auditors' report and accompanying notes.

                        PHYSICIANS RESOURCE NETWORK, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
            AND THE SIX MONTH PERIOD ENDED JUNE 30, 1997 [UNAUDITED]



                                      Common  Stock
                                      -------------          Additional
                                  Number                     Paid-In      Accumulated
                                of shares        Amount      Capital        Deficit      Total
                              ------------       ----       ----------    -----------  ---------
Balances, January 1, 1995         2,000          $200        $85,923      $[385,370]   $[299,247]


Net loss                                                                   [208,652]    [208,652]
                                  -----          ----        -------      ---------    ---------


Balances, December 31, 1995       2,000           200         85,923       [594,022]    [507,899]


Net loss                                                                    [92,724]     [92,724]
                                  -----          ----        -------      ---------    ---------


Balances, December 31, 1996       2,000           200         85,923       [686,746]    [600,623]


Net loss - six months ended
     June 30, 1997 [Unaudited]                                              [40,688]     [40,688]
                                  -----          ----        -------      ---------    ---------


Balances, June 30, 1997
     [Unaudited]                  2,000          $200        $85,923      $[727,434]   $[641,311]
                                  =====          ====        =======      =========    =========



                  See auditors' report and accompanying notes.

                        PHYSICIANS RESOURCE NETWORK, INC.
                            STATEMENTS OF CASH FLOWS

                           Increase [Decrease] in Cash

                                                                                               [Unaudited]
                                                                     For the                     For the
                                                                    Years ended              Six Months Ended
                                                                   December 31,                  June 30,
                                                             -----------------------     -----------------------
                                                                1995         1996           1996          1997
                                                             ---------     ---------     ---------     ---------
Cash flows from operating activities
     Net income [loss]                                       $[208,652]    $ [92,724]    $   5,470     $ [40,688]
                                                             ---------     ---------     ---------     ---------
     Adjustments to reconcile net income [loss] to net
         cash provided [used] by operating activities
         Depreciation                                          105,278       134,221        63,967        80,523
         Loss on asset disposal                                 15,534         8,793         8,793           -0-
         Changes in assets and liabilities
              Decrease [Increase] in accounts receivables     [126,410]     [481,254]     [176,952]      404,700
              Increase in other assets                          [2,015]       [3,119]       [3,119]          -0-
              Increase [Decrease] in cash overdraft                -0-        41,989           -0-       [41,989]
              Increase [Decrease] in accounts payable
                  and other current liabilities                 94,387       266,201       122,185      [216,491]
                                                             ---------     ---------     ---------     ---------

                      Total adjustments                         86,774       [33,169]       14,874       226,743
                                                             ---------     ---------     ---------     ---------

                           Net cash provided [used] by
                               operating activities           [121,878]     [125,893]       20,344       186,055
                                                             ---------     ---------     ---------     ---------

Cash flows from investing activities
     Acquisitions of property and equipment                   [160,133]     [111,646]      [67,479]       [3,707]
                                                             ---------     ---------     ---------     ---------

Cash flows from financing activities
     Proceeds [Repayment] of notes payable                     [42,101]       99,000        99,000           -0-
     Payments of capital lease obligations                     [41,879]      [55,524]      [27,639]      [38,282]
     Proceeds [payments] on long-term debt                     158,639        21,155       [28,824]          -0-
     Proceeds [payment] of notes payable - related
         parties                                               235,000       104,500        [7,500]     [119,500]
                                                             ---------     ---------     ---------     ---------

         Net cash provided [used] by financing activities      309,659       169,131        35,037      [157,782]
                                                             ---------     ---------     ---------     ---------

              Net increase [decrease] in cash                   27,648       [68,408]      [12,098]       24,566

Cash, beginning                                                 40,760        68,408        68,408           -0-
                                                             ---------     ---------     ---------     ---------

              Cash, ending                                   $  68,408     $     -0-     $  56,310     $  24,566
                                                             =========     =========     =========     =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the years and periods for
     Interest                                                $  82,660     $ 126,524     $  69,397     $  52,619




During the years ended December 31, 1996 and 1995, the Company purchased $141,392 and $71,347 of equipment by entering into capital leases, respectively.



                  See auditors' report and accompanying notes.

                        PHYSICIANS RESOURCE NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations:

     PHYSICIANS RESOURCE NETWORK, INC., a Florida Corporation, provides management, consulting, billing and staffing services on a contract basis to medical practices in the Tampa, Florida area.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures including the allowance for doubtful accounts, useful lives and recoverability of long term assets. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

     Revenue Recognition:

     Revenue consists primarily of fees earned from employee leasing, practice management and consulting services.

     Accounts Receivable:

     The Company does not have a secured interest in its accounts receivable; however, it does have legal recourse for defaulted amounts.

     Property and Equipment:

     Property and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is included in operations.

     Depreciation is provided using the straight-line method based on the useful lives of the assets, which have been estimated to be five to seven years.

     Income Taxes:

     On October 1, 1988, the Company elected to be treated as an S corporation pursuant to the Internal Revenue Code for federal and state income tax purposes. The income of an S corporation is taxable and distributable to the individual stockholder of a corporation without further tax consequences to the Company. As discussed further in Note B, the Company ceased to be an S corporation in July 1997.

                        PHYSICIANS RESOURCE NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]

     Compensated Absences:

     Employees must be full time, permanent employees to accrue sick leave. Employees earn 48 hours of sick leave a year and can carry over any unused hours. Hours not used upon termination, voluntary or involuntary, will be paid out. Effective January 1, 1997, only three days could be carried over to the next year and three days may be surrendered for cash.

     Interim Financial Statements:

     The accompanying financial statements for the six month period ended June 30, 1996 and 1997 are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation. The results of operations for the six month period are not necessarily indicative of the results for the full years ending 1996 and 1997.

B.   SUBSEQUENT EVENT - MERGER AGREEMENT:

     On July 7, 1997, the stockholder of the Company effected a merger agreement with HALIS, Inc. (HALIS), whereby the Company was merged into a subsidiary of HALIS in a transaction accounted for as a purchase by HALIS. All issued and outstanding shares of the Company were surrendered by the stockholder in consideration for 3,733,333 shares of common stock of HALIS.

     Additionally, the merger agreement included a two year employment agreement between HALIS and the stockholder of the Company which provides for an annual base salary of $125,000 and incentive compensation as determined by the Board of Directors of HALIS.

     It is the opinion of management and legal counsel that this transaction qualifies as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986. As a subsidiary of HALIS, a publicly traded company, the Company will no longer enjoy its status as an S corporation for income tax purposes.

C.   RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCY:

     The Company is affiliated with a collection agency, Accounts Management, Inc. of Tampa Bay (AMI), in which the Company's sole shareholder has a 50% ownership. The Company does not pay AMI fees, but AMI earns fees from the medical practices directly. Included in revenues for the years ended December 31, 1996 and 1995 are $8,913 and $6,438 from AMI, respectively. Related accounts receivable at December 31, 1996 was $1,431.

     Interest expense to related parties (See Note H) for the years ended December 31, 1996 and 1995 was $24,387 and $5,401, respectively. Accrued interest at December 31, 1996 was $13,828.

                        PHYSICIANS RESOURCE NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]



C.   RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCY: [Continued]

     The Company also had transactions with a construction company which is owned 50% by the shareholder. The construction company provided construction services of which approximately $43,500 is included in leasehold improvements at December 31, 1996.

     The Company earned revenues from five medical practices in which the shareholder's sibling has ownership. As of October 31, 1996, three of the five medical practices are no longer considered related. Revenues attributed to these three medical practices for the ten months ended October 31, 1996 were $303,698 (see Notes D and K).

D.   ACCOUNTS RECEIVABLES:

     Accounts receivables as of December 31, 1996 consist of the following:

         Customer receivables - Trade                                              $ 631,686

         Customer receivables - Related Parties                                       79,822

         Employee receivables                                                             50
                                                                                   ---------
                                                                                     711,558

         Allowance for doubtful accounts                                             [20,000]
                                                                                   ---------
                                                                                   $ 691,558
                                                                                   =========

E.   NOTES PAYABLE:

     Line-of-Credit:

     The Company has a $100,000 revolving line-of-credit with Central Bank of Tampa, of which $99,000 was owed at December 31, 1996. The line-of-credit is being refinanced and is expected to mature December 25, 1997. Bank advances on the credit line are payable on demand and carry an interest rate of prime plus 1.25% per annum. The credit line is secured by substantially all corporate assets and is personally guaranteed by the shareholder.

     Mulberry Street Investment Company - secured note payable in the amount of $80,000 at 10% per annum. Principal plus interest was paid in full on July 7, 1997.

                        PHYSICIANS RESOURCE NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]


F.   CAPITAL LEASES PAYABLE:

     The Company acquired computer equipment and office furniture under seven long-term capital leases. These leases begin to expire in 1998. Depreciation of the equipment and furniture purchased under these leases is reported as a component of depreciation expense. The leased property had a cost of $454,214, accumulated depreciation of $193,581, and a net book value of $260,633 as of December 31, 1996.

     The future minimum leases payments under the capital lease for each of the next three years and in total and the net present value of the future minimum lease payments at December 31, 1996 are as follows:

1997                                                         $ 146,951
1998                                                           135,068
1999                                                           110,179
                                                             ---------
                                                               392,198
Less amount representing interest                              [72,196]
                                                             ---------
Present value of net minimum lease payments                    320,002

Less current portion of capital lease obligation              [106,854]
                                                             ---------
Long-term capital lease obligation net of current portion    $ 213,148
                                                             =========

G.   LONG-TERM DEBT:

     Central Bank of Tampa - Secured note payable in the amount of $525,000 at 10.5% per annum, with monthly payments in the amount of $11,328 which includes interest. Central Bank of Tampa has a blanket lien on the assets of the Company and personal guarantee of Anthony Maniscalco. This note is being refinanced and is expected to be called for a balloon payment due December 25, 1997.

H.   NOTES PAYABLE - RELATED PARTIES:


     Shareholder:                                                      Amount

     The Company has an unsecured note payable to the sole
       shareholder of the Company as of December 31, 1996. The note is due on demand and interest is being accrued at 8% per
       annum. During the six months ended June 30, 1997, $27,500 of principal was paid. The remaining $285,000 was converted to
       equity on July 3, 1997.                                         $312,500

                        PHYSICIANS RESOURCE NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]



H.   NOTES PAYABLE - RELATED PARTIES: [Continued]

     Anthony & Associates:

     Unsecured note payable to a company owned 100% by the
     shareholder. The note accrued interest at 8% per annum.
     The outstanding principal amount and related interest
     were paid in full on February 11, 1997.                              42,000

     TDM OF TAMPA, INC.:

     Unsecured note payable to a company owned 50% by the
     shareholder.  The note accrued interest at 10.5%.  The
     outstanding principal amount and related interest
     were paid in full on February 11, 1997.                              50,000
                                                                       ---------

                                                                       $ 404,500
                                                                       =========

I.   OPERATING LEASE COMMITMENTS:

     The Company leases office space, automobiles and office equipment under operating lease agreements. Rent expense under these agreements was $171,015 in 1996.

     The annual future minimum lease commitments under the building, automobile, and the office equipment leases are as follows:

                December 31,
                ------------

                  1997                       $167,103
                  1998                        170,358
                  1999                        137,713
                  2000                         11,928
                  ----                       --------

                  Total                      $487,102
                                             ========

J.   EMPLOYEE BENEFIT PLAN:

     The Company sponsors a profit-sharing plan for all employees who meet certain eligibility requirements. The Company may elect to make discretionary contributions up to 2% of an employee's gross salary. Employees are subjected to a five-year vesting schedule. The Company made contributions to the plan of approximately $40,000 in 1996 and $17,000 in 1995.

                        PHYSICIANS RESOURCE NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS [CONTINUED]
                      DECEMBER 31, 1996 AND 1995 [AUDITED]
                          AND JUNE 30, 1997 [UNAUDITED]




K.   ECONOMIC DEPENDENCY - MAJOR CLIENTS:

     A major client is defined as one from whom ten percent or greater of annual revenues is derived. During 1996 and 1995, the Company had three and one such customers, respectively.

     Individually, revenues from Maniscalco, Alagona, & Elchahal, MDs, PA (MAE) were $1,197,496 (18%) in 1996 and $1,021,770 (32%) in 1995. The related trade accounts receivable at December 31, 1996 was $66,958. As a group, including MAE, five clients in which the shareholder's sibling has ownership accounted for $2,267,555 (35%) and $1,976,370 (62%) of revenues in 1996 and 1995, respectively.

     During 1996, revenues from Associated Primary Care, PA were $1,686,413 (26%) and from Access Medical Care, Inc. were $1,189,128 (18%) with related trade accounts receivable of $45,204 and $252,493, respectively, at December 31, 1996.

                          INDEPENDENT AUDITORS' REPORT




To the Stockholder of
     Physource Ltd. and
         Theodore M. Homa M.D., S.C.


We have audited the accompanying combined balance sheet of PhySource Ltd. and Theodore M. Homa, M.D., S.C. as of December 31, 1996 and the related combined statements of operations, changes in stockholders' equity [deficit], and cash flows for the period from inception [February 28, 1996] of PhySource, Ltd. and for the year ended December 31, 1996 for Theodore M. Homa, M.D., S.C. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of PhySource Ltd. and Theodore M. Homa, M.D., S.C. at December 31, 1996, and the results of their operations and their cash flows from inception [February 28, 1996] for PhySource Ltd. and for the year ended December 31, 1996 for Theodore M. Homa, M.D., S.C. in conformity with generally accepted accounting principles.




                                                /s/ Habif, Arogeti & Wynne, P.C.

Atlanta, Georgia

September 26, 1997

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
                             COMBINED BALANCE SHEET

                                     ASSETS

                                                                                        December 31,    [Unaudited]
                                                                                            1996       June 30, 1997
                                                                                        ------------   -------------
Current assets
     Cash                                                                                   $ 41,621   $   18,420
     Accounts receivable, net of allowance for
         doubtful accounts of $8,690                                                          26,146      304,502
     Prepaid expenses                                                                          6,620          -0-
     Current portion of lease receivable                                                       5,304        5,575
                                                                                            --------   ----------

         Total current assets                                                                 79,691      328,497
                                                                                            --------   ----------

Property and equipment, at cost
     Computer equipment                                                                      141,476      143,394
     Furniture and fixtures                                                                   27,007       49,464
                                                                                            --------   ----------
                                                                                             168,483      192,858
     Less accumulated depreciation                                                           [46,521]     [75,113]
                                                                                            --------   ----------
                                                                                             121,962      117,745
                                                                                            --------   ----------

Other assets
     Organization costs, net of accumulated
         amortization of $1,644                                                               10,683       10,683
     Lease receivable, net of current portion                                                 25,882       23,024
                                                                                            --------   ----------
                                                                                              36,565       33,707
                                                                                            --------   ----------
                                                                                            $238,218   $  479,949
                                                                                            ========   ==========

                                    LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities
     Notes payable - related parties                                                        $786,542   $1,043,240
     Retirement plan payable                                                                  12,479       12,479
     Current portion of long-term debt - related parties                                       5,386        7,051
     Accounts payable and accrued expenses                                                    78,980       33,338
     Accounts payable and accrued expenses -
         related parties                                                                      29,858      221,568
                                                                                            --------   ----------

         Total current liabilities                                                           913,245    1,317,676
                                                                                            --------   ----------

Long-term liabilities
     Long-term debt - related party, net of current portion                                   23,454       20,125
                                                                                            --------   ----------

Stockholder's deficit
     Common stock - PhySource, Ltd. no par value,
         12,000 shares authorized; 6,000 shares issued
         and outstanding                                                                       1,000        1,000
     Common stock - Homa, S.C. no par value, 20,000
         shares authorized; 1,000 shares issued and
         outstanding                                                                           3,000        3,000
     Stock subscription receivable                                                            [1,000]      [1,000]
     Accumulated deficit                                                                    [701,481]    [860,852]
                                                                                            --------   ----------

                                                                                            [698,481]    [857,852]
                                                                                            --------   ----------

                                                                                            $238,218   $  479,949
                                                                                            ========   ==========


                  See auditors' report and accompanying notes.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
                        COMBINED STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION [FEBRUARY 28, 1996]
                THROUGH DECEMBER 31, 1996 FOR PHYSOURCE, LTD. AND
      FOR THE YEAR ENDED DECEMBER 31, 1996 FOR THEODORE M. HOMA, M.D., S.C.

                                                                                           [Unaudited]
                                                              For the                        For the
                                                            Year Ended                  Six Months Ended
                                                         December 31, 1996                  June 30,
                                                         -----------------       ---------------------------
                                                                                     1996             1997
                                                                                 ----------       -----------
Revenues from services                                       $  601,983            $  188,302     $1,223,115
                                                             ----------            ----------     ----------



    Cost of services                                            469,986               111,464        667,204
    General and administrative                                  770,363               299,028        662,663
                                                             ----------            ----------     ----------

                                                              1,240,349               410,492      1,329,867
                                                             ----------            ----------     ----------


       Loss from operations                                    [638,366]             [222,190]      [106,752]
                                                             ----------            ----------     ----------


Other income [expense]
    Interest income                                               1,875                   -0-          3,063
    Interest expense                                            [31,769]               [4,641]       [50,548]
    Gain on asset disposal                                       21,285                 2,070            -0-
                                                             ----------            ----------     ----------


                                                                 [8,609]               [2,571]       [47,485]
                                                             ----------            ----------     ----------



       Net loss                                               $[646,975]            $[224,761]     $[154,237]
                                                             ==========            ==========     ==========




                  See auditors' report and accompanying notes.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
         COMBINED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY [DEFICIT]
                FOR THE PERIOD FROM INCEPTION [FEBRUARY 28, 1996]
                THROUGH DECEMBER 31, 1996 FOR PHYSOURCE, LTD. AND
    FOR THE YEAR ENDED DECEMBER 31, 1996 FOR THEODORE M. HOMA, M.D., S.C. AND
               FOR THE SIX MONTHS ENDED JUNE 30, 1997 [UNAUDITED]


                                                                   Theodore M.                                            Total
                                          PhySources, Ltd.       Homa, M.D., S.C.                                         Share-
                                           Common Stock            Common Stock            Stock          Retained       holders'
                                      --------------------      ------------------     Subscription       Earnings        Equity
                                      Shares       Amount        Shares     Amount      Receivable        [Deficit]      [Deficit]
                                      ------       ------       -------     -------    ------------       ---------      ----------
Balances, January 1,
     1996                               -0-        $  -0-         1,000     $3,000        $   -0-          $  21,344      $  24,344

Issuance of stock                     6,000         1,000           -0-         -0-        [1,000]               -0-            -0-


Dividends paid                          -0-           -0-           -0-         -0-           -0-            [75,850]       [75,850]


Net loss                                -0-           -0-           -0-         -0-           -0-           [646,975]      [646,975]
                                      ------       ------       -------     -------    ------------        ---------     ----------

Balances, December 31,
     1996                             6,000         1,000         1,000      3,000         [1,000]          [701,481]      [698,481]


Dividends paid [unaudited]              -0-           -0-           -0-         -0-           -0-             [5,134]        [5,134]


Net loss - six months
     ended June 30,
     1997 [unaudited]                   -0-           -0-           -0-         -0-           -0-           [154,237]      [154,237]
                                      -----        ------        ------     -------        -------          ---------     ---------


Balances, June 30,
     1997 [unaudited]                 6,000        $1,000         1,000     $3,000        $[1,000]         $[860,852]     $[857,852]
                                      -----        ------        ------     -------        -------          ---------     ---------


                  See auditors' report and accompanying notes.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
                        COMBINED STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION [FEBRUARY 28, 1996]
                THROUGH DECEMBER 31, 1996 FOR PHYSOURCE, LTD. AND
      FOR THE YEAR ENDED DECEMBER 31, 1996 FOR THEODORE M. HOMA, M.D., S.C.

                           Increase [Decrease] in Cash

                                                                                       [Unaudited]
                                                            For the                      For the
                                                           Year ended                Six Months Ended
                                                        December 31, 1996                June 30,
                                                        -----------------        -----------------------
                                                                                    1996          1997
                                                                                 ---------     ---------
Cash flows from operating activities
     Net loss                                               $[646,975]            $[224,761]   $[154,237]
                                                            ---------             ---------    ---------

     Adjustments to reconcile net loss to net cash
         used by operating activities
         Depreciation and amortization                         21,158                 5,164       28,592
         Gain on disposal of assets                           [21,285]               [2,070]         -0-
         Changes in assets and liabilities
              Increase in accounts receivable                 [26,146]              [22,652]    [278,356]
              Decrease [Increase] in prepaid expenses          [6,173]              [15,954]       6,620
              Decrease [Increase] in shareholder advances      21,919               [31,518]         -0-
              Increase in organizational costs                [12,327]               [2,005]         -0-
              Increase in retirement plan payable              12,479                   -0-          -0-
              Increase [Decrease] in accounts payable
                  and accrued expenses                         78,690                37,050      [45,642]
              Increase in accounts payable and other
                  accrued expenses - related party             29,858                 4,641      191,710
                                                            ---------             ---------    ---------

                      Total adjustments                        98,173               [27,344]     [97,076]
                                                            ---------             ---------    ---------

                           Net cash used by operating
                               activities                    [548,802]             [252,105]    [251,313]
                                                            ---------             ---------    ---------

Cash flows from investing activities
     Acquisitions of property and equipment                   [83,588]              [28,496]     [24,375]
                                                            ---------             ---------    ---------

Cash flows from financing activities
     Proceeds from repayment of lease receivable                2,919                   -0-        2,587
     Proceeds from notes payable - related parties            727,988               280,409      256,698
     Payments on long-term debt                                [2,529]                 [665]      [1,664]
     Dividends                                                [56,635]                  -0-       [5,134]
                                                            ---------             ---------    ---------

         Net cash provided by financing activities            671,743               279,744      252,487
                                                            ---------             ---------    ---------

              Net increase [decrease] in cash                  39,353                  [857]     [23,201]

Cash, beginning                                                 2,268                 2,268       41,621
                                                            ---------             ---------    ---------

              Cash, ending                                  $  41,621             $   1,411    $  18,420
                                                            =========             =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the years and periods for
     Interest                                               $   6,772             $     -0-    $   1,130



                  See auditor's report and accompanying notes.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]





A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations:

     PhySource LTD. (PhySource), an Illinois Corporation, started business and was incorporated on February 28, 1996. PhySource provides management, consulting, billing and staffing services on a contract basis to medical practices.

     Theodore M. Homa, M.D., S.C., (Homa), an Illinois Corporation, was incorporated in 1979 and is a medical practice providing internal medicine services.

     Principles of Combination:

     The accompanying financial statements of PhySource and Homa (collectively, the Companies) are presented on a combined basis due to the common ownership and business activities of the Companies [Note B]. The combined financial statements include the accounts of each of the Companies. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures including the allowance for doubtful accounts, useful lives and recoverability of long term assets. Actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

     Accounts Receivable:

     The Company does not have a secured interest in its accounts receivable; however, it does have legal recourse for defaulted amounts.

     Property and Equipment:

     Property and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is included in operations.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  [Continued]

     Property and Equipment: [Continued]

     Depreciation is provided using the straight-line method based on the useful lives of the assets, which have been estimated to be five years. Depreciation expense for the year ended December 31, 1996 was $19,514.

     Income Taxes:

     PhySource and Homa elected to be treated as S corporations pursuant to the Internal Revenue Code for federal and state income tax purposes on February 28, 1996 and January 1, 1989, respectively. The income of an S corporation is taxable and distributable to the individual stockholders of a corporation without further consequences to PhySource or Homa. As discussed further in Note B, the Companies ceased to be S corporations in July 1997, in connection with Homa's merger into PhySource and PhySource's subsequent merger into HALIS, Inc. (HALIS).

     Interim Financial Statements:

     The accompanying financial statements for the period from inception to June 30, 1996 for PhySource, for the six month period ended June 30, 1996 for Homa, and for the six month period ended June 30, 1997 for the Companies are unaudited but, in the opinion of management, reflect all normal and recurring adjustments necessary for a fair presentation. The results of operations for the six month period are not necessarily indicative of the results for the periods ended December 31, 1997.

B.   SUBSEQUENT EVENT - MERGER AGREEMENT:

     On July 31, 1997, the stockholder of Homa effected a merger agreement with Physource, pursuant to which Homa was merged into PhySource. All issued and outstanding shares of the common stock of Homa were surrendered by the stockholder in consideration for 788 shares of common stock of PhySource.

     On July 31, 1997, the stockholders of PhySource effected a merger agreement with HALIS, pursuant to which PhySource was merged into a subsidiary of HALIS. All issued and outstanding shares of PhySource were surrendered by the stockholders in consideration for 1,502,963 shares of common stock of HALIS.

     These mergers were accounted for as purchase by HALIS.

     Additionally, in connection with the merger, HALIS issued 1,129,648 shares of common stock and 37,742 incentive stock options to satisfy certain liabilities.

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]





C.   RELATED PARTY TRANSACTIONS:

     In 1996, Homa received revenues from Buffalo Grove Internal Medicine (BGIM) in the amount of $239,586. The sole shareholder of Homa is a 50% shareholder of BGIM. The balance due from BGIM as of December 31, 1996 was $-0-. Effective January 1, 1997, the shareholder no longer provided services in BGIM and billed all services through Homa.

     In 1996, PhySource purchased property and equipment in the amount of $89,923 from Indeck Engery Services, Inc. (Indeck), which is majority owned by Mr. Gerald R. Forsythe, a director of PhySource who is also the father of four PhySource shareholders. The Companies also bank at American Enterprise Bank, which is also majority owned by Mr. Forsythe.

     In 1996, Homa paid billing fees to Medical Practice Management in the amount of $15,728, which is owned 100% by the wife of the sole shareholder of Homa.

     In 1996, Homa sold property and equipment to the shareholder of Homa for $19,215. The book value of the vehicle was $-0- and the gain is included in gain from asset disposals in the statement of operations.

D.   LEASE RECEIVABLES:

     PhySource leases property and equipment under the provisions of a long-term lease. For financial reporting purposes, the asset has been removed from the books and a gain on the sale in the amount of $2,070 has been recognized. The lease expires in May 2001.

     The future minimum lease repayments under the capital lease and the net present value of the future minimum lease repayments at December 31, 1996 are as follows:



         Total minimum lease repayments                                              $39,349
         Less amount representing interest                                            [8,163]
                                                                                     -------
         Present value of minimum lease payments                                      31,186

         Current portion of capital lease                                             [5,304]
                                                                                     -------
         Long-term capital lease less current portion                                $25,882
                                                                                     =======

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]


D.   LEASE RECEIVABLES:  [Continued]

     Maturities of the lease receivable as of December 31, 1996 are as follows:



           1997                                                                       $ 5,304
           1998                                                                         5,860
           1999                                                                         6,474
           2000                                                                         7,152
           2001                                                                         6,396
                                                                                      -------
                                                                                      $31,186
                                                                                      =======



E.   NOTES PAYABLE - RELATED PARTIES:

     The Company has the following unsecured notes payable to related parties as of:



                                                                                 December 31,        June 30,
                                                                                 ------------      -----------
       Director - note payable with interest
           of prime + 2% payable on demand
           This note is unsecured.                                                   $677,000      $   802,000

       Indeck - note payable with interest
           of prime + 2% payable on demand.
           This note is unsecured.                                                      84,542           84,542

       Shareholder/Director - note payable with interest
           of prime + 2% payable on demand; due on
           demand.  This note is unsecured.                                            25,000           25,000

       Shareholder - note payable with interest at 7%
           per annum; interest and principal due April
           1998. This note is unsecured.                                                  -0-           18,000

       Fawcett Insurance Agency, Inc. - note payable
           with interest of prime + 2% payable on demand;
           due on demand.  This note is unsecured.                                        -0-           85,000

       Shareholder/Director - note payable with interest
           of prime + 2% payable on demand; due on
           demand.  This note is unsecured.                                               -0-           28,698
                                                                                     --------       ----------

                                                                                     $786,542       $1,043,240
                                                                                     ========       ==========


                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]



E.   NOTES PAYABLE - RELATED PARTIES:  [Continued]

     The above debt, excluding the note payable of $18,000, was subsequently satisfied at the merger [Note B] with HALIS stock. Fawcett Insurance Agency, Inc. is wholly-owned by a shareholder/director of PhySource. Accrued interest relating to the above notes at December 31, 1996 and June 30, 1997 was $29,858 and $79,276, respectively.

F.   LONG-TERM DEBT - RELATED PARTY:



       Director - installment loan with interest of 10% payable in monthly installments of $665; due May 31, 2001.
           This note in secured by an x-ray machine.                                 $28,840
       Less current portion                                                           [5,386]
                                                                                     -------
                                                                                     $23,454
                                                                                     =======




     Maturities of the installment note as of December 31, 1996 are as follows:



       December 31,
       ------------
           1997                                                                      $ 5,386
           1998                                                                        5,950
           1999                                                                        6,573
           2000                                                                        7,261
           2001                                                                        3,670
                                                                                     -------
                                                                                     $28,840
                                                                                     =======




G.   OPERATING LEASE COMMITMENTS:

     The Companies lease equipment and office space under operating lease agreements. Rent expense under these agreements was $49,131 in 1996.

     The annual future minimum lease commitments under these leases are as follows:





             December 31,
             ------------
                  1997                                                               $ 26,518
                  1998                                                                 28,761
                  1999                                                                 29,205
                  2000                                                                 29,227
                  2001                                                                 24,860
                  Thereafter                                                           51,737
                                                                                     --------
                                                                                     $190,308
                                                                                     ========

                 PHYSOURCE LTD. and THEODORE M. HOMA, M.D., S.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS [CONTINUED]
                 DECEMBER 31, 1996 AND JUNE 30, 1997 [UNAUDITED]






H.   EMPLOYEE BENEFIT PLAN:

     PhySource sponsors a 401(k) retirement savings plan for all employees who meet certain eligibility requirements. Employees may contribute to the plan up to 15% of their salary or the maximum allowed by the IRS. The Company may elect to make matching and/or discretionary contributions. Employees' contributions are immediately 100% vested while the Company contributions are subject to a six-year vesting schedule. The Company made a contribution to the plan during 1996 for $12,479.

I.   ECONOMIC DEPENDENCY - MAJOR CLIENTS:

     A major client is defined as one from whom ten percent or greater of annual revenues is derived. During 1996, the Companies had one such customer.

     Homa received revenues of $239,586 from BGIM, a related party [Note C], in 1996 which accounted for 40% of revenues.

J.   SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:

     The Companies acquired property and equipment of $58,554 and $31,369 by issuance of notes payable and long-term debt.

     The Companies sold property and equipment by issuing a note receivable in the amount of $34,105.

     The Company sold property and equipment with a net book value of $-0- for $19,215 which is included in dividends.

K.   SUBSEQUENT EVENTS:

     The Companies are currently negotiating a new operating lease for office space.

     In conjunction with the merger [Note B], the Companies have entered into an employment agreement with Theodore M. Homa, M. D. which expires in July 31, 1999. The agreement provides for an annual base salary of $144,000 plus certain incentive compensation.

                                  HALIS, INC.
                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996





The following Unaudited Pro Forma Condensed Consolidated Balance Sheet of HALIS, Inc. gives effect to the following transactions as if they occurred on December 31, 1996: the acquisitions of The Compass Group, Inc. (Compass) Software Manufacturing Group, Inc. (SMG), and the combined entity of American Benefit Administrative Services, Inc. and Third Party Administrators, Inc.
(ABAS) by HALIS, Inc. and Subsidiaries (HALIS) accounted for as purchases. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for HALIS for the year ended December 31, 1996 gives retroactive effect to the acquisitions as if they had occurred January 1, 1996. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the actual financial position or the results of operations of HALIS had the acquisition been completed, and should be read in conjunction with the audited financial statements of HALIS, Compass, SMG, and ABAS and the related notes thereto.

                                  HALIS, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996

                                                                         American
                                                                          Benefit
                                                                       Administrative
                          HALIS, Inc.    The           Software        Services, Inc.
                             and       Compass      Manufacturing      and Third Party
                         Subsidiaries Group, Inc.     Group, Inc.    Administrators, Inc.   Adjustments        Pro Forma
                         ------------------------   -------------    --------------------   -----------        ---------
                                                              ASSETS
Current assets           $  798,341   $   51,619    $  383,152        $  375,914            $     --          $1,609,026
Property and equipment       60,154        4,475       151,508            76,101      [a]       [2,609]          289,629
Other assets                118,639         --           8,417           586,362      [a]      [32,659]          680,759
Capitalized software
     development costs      160,995         --         138,810              --        [a]    1,561,190         1,860,995
Goodwill                       --           --            --                --        [a]    4,952,166         4,952,166
                         ----------   ----------    ----------        ----------            ----------        ----------


     Total assets        $1,138,129   $   56,094    $  681,887        $1,038,377            $6,478,088        $9,392,575
                         ==========   ==========    ==========        ==========            ==========        ==========


     See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET [CONTINUED]
                               DECEMBER 31, 1996

                                                                                   American
                                                                                   Benefit
                                                                                Administrative
                                      HALIS, Inc.      The        Software      Services, Inc.
                                         and         Compass     Manufacturing  and Third Party
                                     Subsidiaries    Group, Inc.  Group, Inc.   Administrators, Inc. Adjustments    Pro Forma
                                     ------------    ----------- -------------  -------------------- -----------    ----------
                                                          LIABILITIES AND STOCKHOLDERS' DEFICIT
                                                          -------------------------------------
Current liabilities                  $  1,723,955   $     28,107  $  1,450,203  $  713,906       [b] $ [530,694]  $  3,385,477
Long-term debt                               --             --         301,720      56,091       [b]   [266,535]        91,276
Convertible promissory notes            1,506,000           --            --          --                   --        1,506,000
                                     ------------   ------------  ------------  ----------         ------------   ------------

     Total liabilities                  3,229,955         28,107     1,751,923     769,997             [797,229]     4,982,753
                                     ------------   ------------  ------------  ----------         ------------   ------------

Stockholders' deficit
Net stockholders' equity [deficit]           --           27,987    [1,070,036]    268,380       [c]    773,669           --
Common stock, par value $.01              239,726           --                        --         [a]     52,970        292,696
Additional paid-in capital             10,881,151           --                        --         [a]  4,877,780     17,329,829
                                                                                      --         [b]    797,229
                                                            --                        --         [c]    773,669
                                                                                      --
Stock subscription receivable            [240,000]          --                        --                   --         [240,000]
Accumulated deficit                   [12,965,953]          --                        --                   --      [12,965,953]
     Less:  Treasury stock at cost         [6,750]          --            --          --                   --           [6,750]
                                     ------------   ------------  ------------  ----------         ------------   ------------

Total stockholders' [deficit]
     equity                            [2,091,826]        27,987    [1,070,036]    268,380            7,275,317      4,409,822
                                     ------------   ------------  ------------  ----------         ------------   ------------

Total liabilities and stock-
     holders' deficit                $  1,138,129   $     56,094  $    681,887  $1,038,377         $  6,478,088   $  9,392,575
                                     ============   ============  ============  ==========         ============   ============

Common stock issued and
     outstanding (c)                   23,972,621                                                                   29,269,621
                                     ============                                                                 ============

     See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                    American
                                                                                    Benefits
                                                                                  Administrative
                                      HALIS, Inc.      The            Software     Services, Inc.
                                         and         Compass       Manufacturing  and Third Party
                                    Subsidiaries    Group, Inc.     Group, Inc.   Administrators, Inc. Adjustments  Pro Forma
                                    ------------ -------------   --------------   -------------------  ----------   ------------
Systems sales and services        $   1,925,412  $     234,696   $   2,923,629     $   2,710,207     $     --       $  7,793,944
                                  -------------  -------------   -------------     -------------     -----------    ------------

Costs and expenses
     Cost of goods sold               1,656,113        165,854       1,102,388           880,940           --          3,805,295
     Research and development         1,516,572          --            312,430                --           --          1,829,002
     Selling, general, and                   --          --              --                   --  [d]  1,385,896
         administrative                 325,699        100,922       2,108,094         1,848,119  [e]    124,359       5,893,089
                                  -------------  -------------   -------------     -------------     -----------    ------------
                                      3,498,384        266,776       3,522,912         2,729,059       1,510,255      11,527,386
                                  -------------  -------------   -------------     -------------     -----------    ------------

Operating loss                       [1,572,972]       [32,080]       [599,283]          [18,852]     [1,510,255]     [3,733,442]
                                  -------------  -------------   -------------     -------------     -----------    ------------
Other income [expense]
     Loss on asset disposal              [8,228]         --            [77,468]              --              --          [85,696]
     Rental income                       27,600          --              --                  --              --           27,600
     Interest expense                   [67,613]         --            [83,360]          [10,626] [f]     71,087         [90,512]
     Interest income                        546          1,016             731            27,175             --           29,468
     Other income and (expense)           9,559          --             53,999               [75]            --           63,483
     Other expenses                    [378,588]         --                 --               --              --         [378,588]
                                  -------------  -------------   -------------     -------------     -----------    ------------

                                       [416,724]         1,016        [106,098]           16,474          71,087        [434,245]
                                  -------------  -------------   -------------     -------------     -----------    ------------

     Net loss                     $  [1,989,696] $     [31,064]  $    [705,381]    $      [2,378]    $[1,439,168]     [4,167,687]
                                  =============  =============   =============     =============     ===========    ============

Net loss per share                $       [0.12]                                                                            [.22]
                                  =============                                                                     ============
Weighed average shares
     outstanding                     15,956,824                                                                       19,378,824
                                  =============                                                                     ============

                                  HALIS, INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

Balance Sheet - December 31, 1996:

[a] To record the issuance by HALIS of 350,000, 3,072,000 and 1,875,000 (5,297,000 shares in aggregate) shares of common stock to the shareholders of Compass, SMG, and ABAS, respectively, in exchange for 100% of the outstanding stock of Compass, SMG, and ABAS in transactions to be accounted for as purchases by HALIS. Additionally, 85,000 and 136,363 options were issued in connection with the Compass and proposed to be issued in connection with the ABAS acquisitions, respectively.

     Management estimates the value of the 5,297,000 shares to be $1.20 per share. Management has allocated the purchase price to the assets and liabilities acquired based upon their relative fair values. The adjustments to reflect these estimated fair values of the assets and liabilities acquired are as follows:

                              Compass         SMG          ABAS           Total
                             --------     ---------     ---------       ---------
Property and equipment       $    -0-     $   [1,508]   $   [1,101]     $   [2,609]
Capitalized software
     development                  -0-      1,561,190          --         1,561,190
Goodwill                      415,964      2,399,525     2,104,018       4,919,507
                             --------     ----------    ----------      ----------
                             $415,964     $3,959,207    $2,102,917      $6,478,088
                             ========     ==========    ==========      ==========

     Management continues to study the allocation of the purchase prices; upon completion of such study, the allocation may change.

     Additionally, HALIS incurred $32,659 of merger costs prior to December 31, 1996 which have been capitalized as part of the cost of the acquisitions.

[b] To reflect the assumption and forgiveness of a total of $797,229 of loans from a bank and a shareholder by certain shareholders of SMG in connection with the merger.

[c] To eliminate the equity [deficit] of Compass, SMG, and ABAS in consolidation.

Statement of Operations:

For the year ended December 31, 1996:

[d] To reflect twelve months of amortization of goodwill and capitalized software development costs and capitalized acquisition costs. Goodwill generated in the Compass, SMG, and ABAS mergers is amortized on a straight-line basis over three, five, and five year lives, respectively. Capitalized software development costs related to the SMG acquisition are amortized on a straight-line basis over a five year life. Capitalized acquisition costs are amortized on a straight-line basis over a five year life.

[e] To reflect incremental expense related to employment contracts entered into with officers of Compass, SMG, and ABAS.

[f] To remove interest expense related to the debt assumed and forgiven in the SMG merger.

                                 HALIS, INC.
                        UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL STATEMENTS
                    MARCH 31, 1997 AND DECEMBER 31, 1996





The following Unaudited Pro Forma Condensed Consolidated Balance Sheet of HALIS, Inc. gives effect to the following transaction as if it occurred on March 31, 1997: the acquisition of 100% of the capital stock of TG Marketing Systems, Inc. (TGM) by HALIS, Inc. and Subsidiaries (HALIS) accounted for as a purchase. All 1,000 issued and outstanding shares of TGM were surrendered by the stockholder in consideration for 2,388,060 of HALIS' shares. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for HALIS for the year ended December 31, 1996 and for the three month period ended March 31, 1997 give retroactive effect to the acquisition of TGM as if it had occurred January 1, 1996. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the actual financial position or the results of operations of HALIS had the acquisition been completed, and should be read in conjunction with the unaudited financial statements of TGM and the related notes thereto.

                                 HALIS, INC.
          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               MARCH 31, 1997



                                                                             ASSETS

                                                HALIS, Inc.
                                                  and             TG Marketing
                                              Subsidiaries        Systems, Inc.       Adjustments             Pro Forma
                                              ------------         ------------       -----------            -----------
Current assets                                $  751,198           $262,032        [a]   $[  37,944]        $   975,286

Property and equipment                           303,974            113,459        [a]       37,944             455,377

Other assets                                     632,780              2,081                   -                 634,861

Capitalized software development
     costs                                     1,794,902              -            [b]    2,000,000           3,794,902

Goodwill                                       4,163,788              -            [b]      230,495           4,394,283
                                              ----------            -------              ----------         -----------

Total assets                                  $7,646,642           $377,572              $2,230,495         $10,254,709
                                              ==========            =======              ==========         ===========

                                                        LIABILITIES AND STOCKHOLDERS' DEFICIT

                                             HALIS, Inc.
                                                and             TG Marketing
                                            Subsidiaries        Systems, Inc.          Adjustments          Pro Forma
                                            ------------        -------------        --------------       -------------
Current liabilities                         $  4,462,310          $  29,249             $    -            $   4,491,559
Long-term debt                                    75,551             23,594                  -                   99,145
Convertible promissory notes                       -                  -                      -                     -
                                            ------------          ---------             -----------       -------------

     Total liabilities                         4,537,861             52,843                  -                4,590,704
                                            ------------          ---------             -----------       -------------

Stockholders' equity

Stockholders' equity                               -                324,729  [c]           [324,729]             -
Common stock, par value $.01                     299,415              -      [b]             23,881             323,296
Additional paid-in capital                    18,645,667              -      [b]          2,206,614          21,177,010
                                                                             [c]            324,729

Stock subscription receivable                [   681,122]             -                       -           [     681,122]
Accumulated deficit                          [15,148,429]             -                       -           [  15,148,429]
     Less:  Treasury stock at cost           [     6,750]             -                       -           [       6,750]
                                            ------------          ---------             -----------       -------------

Total stockholders' equity                     3,108,781            324,729               2,230,495           5,664,005
                                            ------------          ---------             -----------       -------------

Total liabilities and stock-
     holders' equity                        $  7,646,642          $ 377,572             $ 2,230,495       $  10,254,709
                                            ============          =========             ===========       =============

Common stock issued and
     outstanding (c)                          29,941,551                                  2,388,060          32,329,611
                                            ============                                ===========       =============

  See notes to unaudited pro forma condensed consolidated financial statements.

                                 HALIS, INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                              HALIS, Inc.
                                                and             TG Marketing
                                            Subsidiaries        Systems, Inc.         Adjustments             Pro Forma
                                          ---------------     ---------------       --------------          -------------
Systems sales and other
     revenues                             $   7,793,944       $    817,020      [d]$ [     21,536]          $   8,589,428
                                          -------------       ------------         --------------           -------------

Costs and expenses
     Cost of sales and revenues               3,805,295            402,600      [d]  [     21,536]              4,186,359
     Research and development                 1,829,002               -                     -                   1,829,002
     Selling, general, and
         administrative                       5,893,089            292,358      [e]       446,099               6,778,035
                                          -------------       ------------
                                                                                [f]         7,589
                                                                                [g]       100,500
                                             11,527,386            694,958      [g]        38,400
                                          -------------       ------------         --------------           -------------
                                                                                          571,052              12,793,396

Operating income [loss]                   [   3,733,442]           122,062           [    592,588]          [   4,203,968]
                                          -------------       ------------         --------------           -------------

Other income [expense]

     Loss on asset disposal               [      85,696]             -                      -               [      85,696]
     Rental income                               27,600              -                      -                      27,600
     Interest expense                     [      90,512]        [    4,092]                 -               [      94,604]
     Interest income                             29,468               -                     -                      29,468
     Other income [expense]                      63,483              5,551                  -                      69,034
     Other expenses                       [     378,588]              -                     -               [     378,588]
                                          -------------       ------------          -------------           -------------

                                          [     434,245]             1,459                  -               [     432,786]
                                          -------------       ------------         -------------

     Net income [loss]                   $[   4,167,687]      $    123,521         $ [    592,588]          [   4,636,754]
                                          =============       ============         ==============           =============

Net loss per share                        [         .22]           -                 [        .25]          [         .21]
                                          =============       ============         ==============           =============
Weighed average shares
     outstanding                             19,378,824            -                    2,388,060              21,766,884
                                          =============       ============         ==============           =============

  See notes to unaudited pro forma condensed consolidated financial statements.

                                 HALIS, INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997


                                                       HALIS, Inc.
                                                          and                TG Marketing
                                                      Subsidiaries          Systems, Inc.        Adjustments          Pro Forma
                                                     -------------          -------------      --------------      -------------
Systems sales and other
     revenues                                        $   1,320,353          $     394,342  [d] $[       5,494]     $   1,709,201
                                                     -------------          -------------      --------------       ------------

Costs and expenses
     Cost of sales and revenues                            431,085                148,244  [d]  [       5,494]           573,835
     Research and development                              284,674                   -                    -              284,674
     Selling, general, and administrative                1,486,291                107,105  [e]        111,525          1,741,543
                                                     -------------          -------------                           ------------
                                                                                           [f]          1,897
                                                                                           [g]         25,125
                                                                                           [g]          9,600
                                                                                               --------------
                                                         2,202,050                255,349             142,653          2,600,052
                                                     -------------          -------------      --------------       ------------

Operating loss                                       [     881,697]               138,993       [     148,147]      [    890,851]
                                                     -------------          -------------      --------------       ------------


Other income [expense]

     Gain on asset disposal                                  8,678               -                      -                  8,678
     Interest expense                                [      38,379]          [      2,666]              -           [     41,045]
     Interest income                                         8,334               -                      -                  8,334
     Other income                                            8,668               -                      -                  8,668
     Merger costs                                    [      13,904]              -                      -           [     13,904]
                                                     -------------          -------------      --------------       ------------

                                                     [      26,603]          [      2,666]              -           [     29,269]
                                                     -------------          -------------      --------------       ------------


     Net income [loss]                              $[     908,300]         $     136,327      $[     148,147]     $[    920,120]
                                                     =============          =============      ==============       ============


Net loss per share                                   [         .03]              -              [         .06]      [        .03]
                                                     =============                             ==============       ============


Weighed average shares outstanding                      27,744,693               -                  2,388,060         30,132,753
                                                     =============                             ==============       ============


  See notes to unaudited pro forma condensed consolidated financial statements.

                                 HALIS, INC.
                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                        PRO FORMA FINANCIAL STATEMENTS

Balance Sheet - March 31, 1997:

[a] To reflect the repayment of advances to the former stockholder of TGM by TGM, by the transfer of certain personally-owned equipment at book value by the former stockholder to the Company.

[b] To record the issuance by HALIS of 2,388,060 shares of common stock to the stockholder of TGM, in exchange for 100% of the outstanding stock of TGM in a transaction to be accounted for as a purchase by HALIS.

     Management estimates the value of the 2,388,060 shares to be $1.07 per share. Management has allocated the purchase price to the assets and liabilities acquired based upon their relative fair values. This transaction generated goodwill of $230,495 which will be amortized on a straight-line basis over a five year life. Additionally, management has attributed $2 million of the purchase price to software previously developed by TGM under fee-for-service arrangements. The value of such software will be capitalized and amortized on a straight-line basis over a five year life.

     Management continues to study the allocation of the purchase prices; upon completion of such study, the allocation may change.

[c]  To eliminate the equity of TGM in consolidation.

Statement of Operations:

The operations of HALIS as of December 31, 1996 include the pro forma effect of the acquisitions of The Compass Group, Inc., Software Manufacturing Group, Inc. and the combined entity of American Benefit Administrative Services, Inc. and Third Party Administrators, Inc., all of which occurred in January 1997.

For the year ended December 31, 1996:

[d] To reflect the elimination of actual revenues and related costs for sales occurring between HALIS and TGM.

[e] To reflect one year of amortization of capitalized software development costs and goodwill generated in TGM acquisition.

[f] To reflect one year of depreciation related to equipment transferred by the former stockholder of TGM to the Company.

[g] To reflect incremental compensation and rent expense related to an employment agreement and a lease entered into with the former stockholder of TGM in the amounts of $100,500 and $38,400, respectively.

                                  HALIS, INC.
             NOTES TO UNAUDITED CONDENSED CONSOLIDATED [CONTINUED]
                         PRO FORMA FINANCIAL STATEMENTS


Statement of Operations [Continued]:

For the three months ended March 31, 1997:

[d] To reflect the elimination of actual revenues and related costs for sales occurring between HALIS and TGM.

[e] To reflect three months of amortization of capitalized software development costs and goodwill generated in the TGM acquisition.

[f] To reflect three months of depreciation related to equipment transferred by the former stockholder of TGM to the Company.

[g] To reflect three months of incremental compensation and rent expense related to an employment agreement and lease entered into with the former stockholder of TGM in the amounts of $25,125 and $9,600, respectively.

                                   HALIS, INC.
                          UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 1997 AND DECEMBER 31, 1996



The following Unaudited Pro Forma Condensed Consolidated Balance Sheet of HALIS, Inc. gives effect to the following transaction as if it occurred on June 30, 1997: the acquisition of 100% of the capital stock of Physicians Resource Network, Inc. (PRN) by HALIS, Inc. and Subsidiaries (HALIS) accounted for as a purchase. All issued and outstanding shares of PRN were surrendered by the stockholder in consideration for 3,733,333 of HALIS' shares. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for HALIS for the year ended December 31, 1996 and for the six month period ended June 30, 1997 give retroactive effect to the acquisition of PRN as if it had occurred January 1, 1996. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the actual financial position or the results of operations of HALIS had the acquisition been completed, and should be read in conjunction with the audited financial statements of HALIS and PRN as of and for the year ended December 31, 1996 and the related notes thereto.

                                   HALIS, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1997


                                                           ASSETS
                                                           ------

                                          HALIS, Inc.     Physicians
                                           and             Resource
                                       Subsidiaries      Network, Inc.     Adjustments     Pro Forma
                                       ------------      -------------   ---------------   -----------
Current assets                         $ 2,266,307       $   311,423     [c]$ [80,000]     $ 2,497,730

Property and equipment                     453,039           456,351                           909,390

Other assets                               746,085             6,214                           752,299

Capitalized software development
     costs                               3,625,348                                           3,625,348

Goodwill                                 5,536,274                       [a]5,396,311       10,932,585
                                       -----------      ------------     ------------      -----------

Total assets                           $12,627,053      $    773,988     $  5,316,311      $18,717,352
                                       ===========      ============     ============      ===========


                                      LIABILITIES AND STOCKHOLDERS' EQUITY [DEFICIT]
                                      ----------------------------------------------

                                          HALIS, Inc.     Physicians
                                           and             Resource
                                       Subsidiaries      Network, Inc.    Adjustments       Pro Forma
                                       ------------      -------------   ------------      -----------

Current liabilities                    $ 4,918,569      $  1,256,571     [c]$[365,000]     $ 5,810,140
Long-term debt                             195,820           158,728                           354,548
                                       -----------      ------------     ------------      -----------

     Total liabilities                   5,114,389         1,415,299         [365,000]       6,164,688
                                       -----------      ------------     ------------      -----------

Stockholders' equity [deficit]
Stockholders' equity [deficit]                              [641,311]    [b]  641,311              -0-
Common stock, par value $.01               329,794                       [a]   37,333          367,127
Additional paid-in capital              22,098,793                       [a]5,358,978       27,101,460
                                                                         [b] [641,311]
                                                                         [c]  285,000

Common stock subscribed                     13,417                                              13,417
Accumulated deficit                    [14,922,590]                                        [14,922,590]
     Less:  Treasury stock at cost          [6,750]                                             [6,750]
                                       -----------      ------------     ------------      -----------

Total stockholders' equity               7,512,664          [641,311]       5,681,311       12,552,664
                                       -----------      ------------     ------------      -----------

Total liabilities and stock-
     holders' equity                   $12,627,053      $    773,988     $  5,316,311     $ 18,717,352
                                       ===========      ============     ============      ===========

Common stock issued and
     outstanding [a]                    32,979,413                          3,733,333       36,712,746
                                       ===========                       ============      ===========



See notes to unaudited pro forma condensed consolidated financial statements.

                                   HALIS, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   HALIS, Inc.    Physicians
                                                     and          Resource
                                                 Subsidiaries     Network, Inc.       Adjustments      Pro Forma
                                                --------------   --------------      ------------     ------------
Systems sales and other
     revenues                                   $  8,589,428     $  6,526,822        $        -0-     $ 15,116,250
                                                ------------     ------------        ------------     ------------


Costs and expenses
     Cost of sales and revenues                    4,186,359        5,029,433                            9,215,792
     Research and development                      1,829,002                                             1,829,002
     Selling, general, and
         administrative                            6,778,035        1,459,477        [d]1,079,262        9,341,890
                                                                                        [f]25,116
                                                ------------     ------------        ------------     ------------

                                                  12,793,396        6,488,910           1,104,378       20,386,684
                                                ------------     ------------        ------------     ------------


Operating income [loss]                           [4,203,968]          37,912          [1,104,378]      [5,270,434]
                                                ------------     ------------        ------------     ------------


Other income [expense]
     Loss on asset disposal                          [85,696]          [8,793]                             [94,489]
     Rental income                                    27,600                                                27,600
     Interest expense                                [94,604]        [132,616]          [e]22,800         [204,420]
     Interest income                                  29,468                                                29,468
     Other income [expense]                           69,034           10,773                               79,807
     Other expenses                                 [378,588]                                             [378,588]
                                                ------------     ------------        ------------     ------------

                                                    [432,786]        [130,636]             22,800         [540,622]
                                                ------------     ------------        ------------     ------------

     Net Loss                                   $ [4,636,754]    $    [92,724]       $ [1,081,578]    $ [5,811,056]
                                                ============     ============        ============     ============

Net loss per share                              $       [.21]                                         $       [.23]
                                                ============                                          ============

Weighed average shares
     outstanding                                  21,766,884                            3,733,333       25,500,217
                                                ============                         ============     ============





See notes to unaudited pro forma condensed consolidated financial statements.

                                   HALIS, INC.
                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENTS


Balance Sheet - June 30, 1997:

[a] To record the issuance by HALIS of 3,733,333 shares of common stock on July 7, 1997, to the stockholder of PRN and the principal payment of $80,000 to Mulberry Street Investment Company, representing an indebtedness of PRN, in exchange for 100% of the outstanding stock of PRN in a transaction to be accounted for as a purchase by HALIS.

     Management estimates the value of the 3,733,333 shares to be $1.35 per share. Management has allocated the purchase price to the assets and liabilities acquired based upon their relative fair values. This transaction generated goodwill of $5,396,311 which will be amortized on a straight-line basis over a five year life.

     Management continues to study the allocation of the purchase prices; upon completion of such study, the allocation may change.

[b]  To eliminate the equity of PRN in consolidation.

[c] To record the conversion of $285,000 notes payable to sole shareholder of PRN, into capital of PRN which occurred on July 3, 1997.

     To record the payoff of $80,000 notes payable to Mulberry Street Investment Company, in July 1997, in connection with the merger.

Statement of Operations:

The operations of HALIS as of December 31, 1996 include the pro forma effect of the acquisitions of The Compass Group, Inc., Software Manufacturing Group, Inc., the combined entity of American Benefit Administrative Services, Inc. and Third Party Administrators, Inc., all of which occurred in January 1997, and TG Marketing Systems, Inc., which occurred in May 1997.

For the year ended December 31, 1996:

[d] To reflect one year of amortization of goodwill generated in PRN acquisition.

[e] To reflect one year of reduction in interest expense as a result of the conversion of $285,000 in notes payable to equity by the sole shareholder of PRN, prior to the merger.

     To reflect one year of reduction in interest expense as a result of the payoff of the Mulberry Street Investment Company debt, in connection with the merger.

[f] To reflect incremental compensation expense related to an employment agreement entered into with the former stockholder of PRN.

                                   HALIS, INC.
              NOTES TO UNAUDITED CONDENSED CONSOLIDATED [CONTINUED]
                         PRO FORMA FINANCIAL STATEMENTS




Statement of Operations [Continued]:

For the six months ended June 30, 1997:

[d] To reflect six months of amortization of goodwill generated in the PRN acquisition.

[e] To reflect six months of reduction in interest expense as a result of the conversion of $285,000 in notes payable to equity by sole shareholder of PRN, prior to the merger.

     To reflect six months of reduction in interest expense as a result of the payoff of the Mulberry Street Investment Company debt, in connection with the merger.

[f] To reflect six months of incremental compensation expense related to an employment agreement entered into with the former stockholder of PRN.

                                  HALIS, INC.
                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997

     The following Unaudited Pro Forma Condensed Consolidated Balance sheet of HALIS, Inc. gives effect to the sales of three business units, Software Manufacturing Group ("SMG"), TG Marketing system ("TGM"), and Aubis Systems Integration ("ASI") by HALIS, Inc. as if those sales had occurred on September 30, 1997. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for HALIS for the period ended September 30, 1997 gives retroactive effect to the sales of the business units as if they had occurred on January 1, 1997. The Unaudited Pro Forma Balance Sheet and Statement of Operations do not purport to be indicative of the actual financial position or the results of operations of HALIS had the sales been completed as of the dates above. The assets of SMG were sold to Infocure Corporation, an unrelated entity, for approximately $1.8 million in cash on December 31, 1997. HALIS retained the accounts payable and the sale was effective as of December 31, 1997 to Communications Wiring and Accessories, Inc. in exchange for the assumption of liabilities and certain future revenue.

                                  HALIS, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997


                                                              ASSETS
                                                              ------

                                              HALIS, INC
                                                 AND            BUSINESS
                                             SUBSIDIARIES      UNITS SOLD           ADJUSTMENTS         PROFORMA
                                            -------------      -----------         -------------       -----------
Current Assets                              $  2,802,830      $  (749,004)          $  1,734,682 (b)   $ 3,788,508
Property and Equipment                         1,068,456         (295,746)                 2,000           744,710
Goodwill                                      13,204,362       (3,063,479)                    --        10,140,883
Capitalized Software Development
  costs                                        3,430,909       (3,180,562)                    --           250,347
Other Assets                                   1,004,834          (64,877)                    --           939,957
                                            ------------      -----------           ------------       -----------
Total Assets                                $ 21,511,391      $(7,353,668)          $  1,736,682       $15,894,405
                                            ============      ===========           ============       ===========

                                                LIABILITIES AND STOCKHOLDERS' DEFICIT
                                                -------------------------------------

                                              HALIS, INC
                                                 AND            BUSINESS
                                             SUBSIDIARIES      UNITS SOLD           ADJUSTMENTS         PROFORMA
                                            -------------      ----------          -------------       -----------
Current Liabilities                         $  4,475,867      $(1,144,464)          $  1,080,869 (c)   $ 4,412,272
Long Term Debt                                   263,512         (114,652)                    --           148,860
                                            ------------      -----------           ------------       -----------
  Total liabilities                            4,739,379       (1,259,116)             1,080,869         4,561,132
                                            ============      ===========           ============       ===========
Stockholders' Equity (Deficit)
------------------------------
Common stock, par value $.01                     417,622                                                   417,622
Additional paid-in capital                    33,766,737               --                               33,766,737
Parent Investment in Sub. - Opms                                       --                                       --
Common stock subscribed                           15,447                                                    15,447
Accumulated deficit                          (17,421,044)      (6,094,552)               655,813 (b)   (22,859,783)
  Less:  treasury stock at cost                   (6,750)              --                     --            (6,750)
                                            ------------      -----------           ------------       -----------
Total stockholders' Equity                    16,772,012       (6,094,552)               655,813        11,333,273

                                            ------------      -----------           ------------       -----------
Total Liabilities & Equity                  $ 21,511,391      $(7,353,668)          $  1,736,682       $15,894,405
                                            ============      ===========           ============       ===========

Common stock issued and
   outstanding                                41,762,200                                                41,762,200
                                            ============                                               ===========

 See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE PERIOD ENDING SEPTEMBER 30, 1997



                                              HALIS, INC
                                                 AND            BUSINESS
                                             SUBSIDIARIES      UNITS SOLD           ADJUSTMENTS         PROFORMA
                                            -------------      -----------         -------------       -----------
System Sales and other revenue              $ 6,919,135       $ (3,032,269)        $          --       $ 3,886,766
------------------------------              -----------       ------------         -------------       -----------

Costs and expenses
------------------
     Cost of sales and revenue                2,395,384           (717,734)                   --         1,677,650
     Selling, general and administrative      7,867,795         (2,453,630)                   --         5,414,165
     Research and development                   999,493                 --                    --           999,493
                                            -----------       ------------         -------------       -----------

                                             11,262,672         (3,171,364)                   --         8,091,308
                                            -----------       ------------         -------------       -----------

Operating Income (loss)                      (4,343,537)           138,995                    --        (4,204,542)
----------------------                      -----------       ------------         -------------       -----------

Other income (expense)
     Gain (loss) on sale of Business Units           --                 --            (5,438,739) (d)   (5,438,739)
     Gain (loss) on asset disposal                8,678                 --                    --             8,678
     Interest expense                          (122,621)             2,892                    --          (119,729)
     Interest income                             31,273               (834)                   --            30,439
     Other income (expense)                       3,253             (3,121)                   --               132
     Merger costs                               (32,137)                --                    --           (32,137)
                                            -----------       ------------         -------------       -----------

                                               (111,554)            (1,063)           (5,438,739)       (5,551,356)
                                            -----------       ------------         -------------       -----------

     Net income (loss)                      $(4,455,091)      $    137,932            (5,438,739)      $(9,755,898)
                                            ===========       ============         =============       ===========

Net loss per common share                         (0.14)                --                    --             (0.29)
Weighted average shares outstanding          32,964,701                 --                    --        32,964,701
                                            ===========       ============         =============       ===========


  See notes to unaudited pro forma condensed consolidated financial statements.

                                  HALIS, INC.
                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENT


BALANCE SHEET; September 30, 1997

[a] This represents September 30, 1997 balance sheet for SMG, TGM and ASI business units.

[b] To reflect the cash proceeds of the sale of SMG and aded assets retained or reduced in the sale of TGM and ASI.

[c]  To reflect the current liabilities of the Business Units retained by Halis.

STATEMENT OF OPERATIONS:

[d]  To reflect estimated loss on disposition of the Business Units.

[e] This represents the statement of operations for the Business Units for the nine months ended September 30, 1997.

================================================================================

       NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.





                           ---------------------------





                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information...................................................  2
Incorporation of Certain
  Documents by Reference................................................  2
The Company.............................................................  4
Risk Factors............................................................  5
Business................................................................  9
Use of Proceeds......................................................... 25
Price Range of Common Stock and Dividends............................... 25
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations............................................................26
Selling Shareholders.................................................... 33
Description of Capital Stock............................................ 42
Changes in Accountants.................................................. 33
Directors and Executive Officers........................................ 42
Plan of Distribution.................................................... 46
Legal Matters........................................................... 46
Experts................................................................. 47
Index to Financial Statements............................................F-1



================================================================================



================================================================================


                                   HALIS, INC.





                                46,491,159 SHARES

                                  COMMON STOCK











                               P R O S P E C T U S






                                 FEBRUARY ,1998











                                9040 ROSWELL ROAD
                                    SUITE 470
                             ATLANTA, GEORGIA 30350
                                 (770) 641-5555




================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are estimates of the fees and expenses payable by the Company in connection with the offer and sale of the Common Stock:

SEC Registration Fees ..................      $29,500
Blue Sky Qualification Fees and Expenses        5,000
Legal Fees and Expenses ................       25,000
Accounting Fees and Expenses ...........        7,500
Transfer Agent Fees ....................        1,000
Printing, Materials, and Postage .......        2,500
Miscellaneous Expenses .................        4,500
                                              -------

        Total ..........................      $75,000
                                              =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As provided under Georgia law, the Company's Articles of Incorporation provide that a Director shall not be liable to the Company or its shareholders for monetary damages, for breach of his or her duties care as a Director, except that such provisions shall not eliminate or limit the liability of a Director
(a) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (c) for unlawful corporate distributions; or (d) for any transaction from which the Director received an improper personal benefit. Article VI of the Company's Bylaws provides that the Company shall indemnify a Director who has been successful in the defense of any proceeding to which he or she was a party or in defense of any claim, issue or matter therein because he or she is or was a Director of the Company, against reasonable expenses incurred by him or her in connection with such defense.

     The Company's Bylaws also provide that the Company may indemnify any Director, officer, employee or agent made a party to a proceeding because he or she is or was a Director, officer, employee or agent against liability incurred in the proceeding if he or she acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors or (b) independent legal counsel. No indemnification may be made to or on behalf of a Director, officer, employee or agent in connection with (i) a proceeding by or in the right of the Company, except for reasonable expenses incurred in connection with the proceeding, if it is determined that the Director has met the standard of conduct specified in the Bylaws, or (ii) any proceeding with respect to conduct for which the Director was adjudged liable on the basis that personal benefit was improperly received by such Director, whether or not involving action in his official capacity.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with or incorporated by reference into this report.

   EXHIBIT NO.                                      DESCRIPTION OF EXHIBIT
   -----------                                      ----------------------
      3.1                  -        Certificate of Incorporation, as amended
      3.2                  -        Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-2, effective August 29,
                                    1997)
      4.1                  -        Form of Common Stock Certificate (incorporated by reference to Exhibit
                                    4.1 of the Company's Registration Statement on Form S-18, Reg.  No.  33-
                                    14114-A, filed May 7, 1987, as amended ("Form S-18"))
      5.1                  -        Opinion of Smith, Gambrell & Russell, LLP
     10.1                  -        Employment Agreement dated November 18, 1996, as amended on January
                                    3, 1997, by and between the Registrant HALIS
                                    and Paul W. Harrison (incorporated by
                                    reference to Exhibit 10.1 of the Company's
                                    Annual Report on Form 10-KSB for the year
                                    ended December 31, 1996)
     10.2                  -        Employment Agreement dated November 18, 1996, as amended on January
                                    3, 1997, by and between the Registrant and Larry Fisher (incorporated by reference to Exhibit 10.2 of the Company Annual Report on Form 10-KSB
                                    for the year ended December 31, 1996)
     10.3                  -        Non-Competition and Non-Disclosure Agreement dated May 2, 1997 by and between the Registrant and Joseph H. Neely.
     10.4                  -        Employment Agreement dated June   , 1997 by and between the Registrant
                                    and Harold J. Williams III.
     10.5                  -        Sublease dated January 10, 1997 by and between VeriFone, Inc. and the
                                    Registrant for lease of office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-KSB
                                    for the year ended December 31, 1996)
     10.6                  -        Warrant Agreement, dated November 19, 1996, by and between the
                                    Registrant and SunTrust Bank, Atlanta (incorporated by reference to the
                                    Company's Annual Report on Form 10-KSB for the year ended December
                                    31, 1996)
     10.7                  -        Form of Employee Trade Secret Agreement (incorporated by reference to
                                    Exhibit 10.19 of the Company's Form S-18)
     10.8                  -        License Agreement, dated November 18, 1996, by and between Paul
                                    Harrison Enterprises, Inc. and the Registrant (December 10-KSB, Exhibit
                                    10.6)
     10.9                  -        Form of Note Purchase Agreement (incorporated by reference to Exhibit
                                    10.7 to the Company's Registration Statement on Form S-2 effective August
                                    29, 1997)
    10.10                  -        Amended and Restated Agreement and Plan of Merger and Reorganization,
                                    dated as of December 13, 1995 and amended and restated as of March 29,
                                    1996 and as further amended on September 27, 1996, among Fisher
                                    Business Systems, Inc., AUBIS, L.L.C., AUBIS Hospitality Systems, Inc.,
                                    AUBIS Systems Integration, Inc., and certain persons and affiliates of
                                    AUBIS, L.L.C. (incorporated by reference from the Company's Current
                                    Report on Form 8-K dated November 19, 1996)
    10.11                  -        Agreement and Plan of Merger and Reorganization, dated as of January 10,
                                    1997, among HALIS, Inc. and The Compass Group, Inc., Compass
                                    Acquisition Co. and Debra B. York (incorporated by reference from the
                                    Company's Current Report on Form 8-K dated January 10, 1997)

    10.12                  -        Agreement and Plan of Merger and Reorganization, dated as of January 24,
                                    1997, among HALIS, Inc., SMG Acquisition Co., Software Manufacturing
                                    Group, Inc., and the shareholders of Software Manufacturing Group, Inc.
                                    (incorporated by reference from the Company's Current Report on Form
                                    8-K dated January 24, 1997)
    10.13                  -        Agreement and Plan of Merger and Reorganization, dated as of May 2,
                                    1997, among HALIS, Inc., TG Marketing Systems, Inc., TG Marketing
                                    Systems Acquisition Co., and Joseph H. Neely (incorporated by reference from the Company's Current Report on Form 8-K dated May 2, 1997)
    10.14                  -        Agreement and Plan of Merger and Reorganization, dated as of July 7,
                                    1997, among HALIS, Inc., PRN Acquisition Co., Physicians Resource
                                    Network, Inc., and the sole shareholder of Physicians Resource Network,
                                    Inc. (incorporated by reference from the Company's Current Report on
                                    Form 8-K dated July 7, 1997)
    10.15                  -        Agreement and Plan of Merger and Reorganization, dated as of July 31,
                                    1997, among HALIS, Inc., PhySource Acquisition Co., PhySource Ltd.,
                                    and the shareholders of PhySource Ltd. (incorporated by reference from the
                                    Company's Current Report on Form 8-K dated July 31, 1997)
    10.16                  -        Agreement and Plan of Merger and Reorganization, dated as of January 31,
                                    1997, among HALIS, Inc., ABAS/TPA Acquisition Co., American Benefit
                                    Administrative Services, Inc., Third Party Administrators, Inc., and the
                                    shareholders of American Benefit Administrative Services, Inc. and Third
                                    Party Administrators, Inc. (incorporated by reference from the Company's
                                    Current Report on Form 8-K dated January 31, 1997)
    10.17                  -        401(k) Plan of Registrant adopted January 1, 1991 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K)
    10.18                  -        Stock Purchase Agreement, dated as of March 29, 1996 and amended as of
                                    September 27, 1996, between Fisher Business Systems, Inc., HALIS,
                                    L.L.C., Paul W. Harrison and James Askew  (incorporated by reference to
                                    Exhibit 2.2 to the Company's Current Report on Form 8-K dated November
                                    19, 1996)
    10.19                  -        1996 Stock Option Plan of the Company (incorporated by reference to
                                    Exhibit 10.20 of the Company's Annual Report on Form 10-KSB for the
                                    year ended January 31, 1996)
  10.19.1                  -        Amendment No. 1 to 1996 Stock Option Plan
  10.19.2                  -        Amendment No. 2 to 1996 Stock Option Plan
    10.20                  -        Form of 4% Convertible Debenture (incorporated by reference to Exhibit
                                    4.1 of the Company's Current Report on Form 8-K dated December 29,
                                    1997)
    10.21                  -        Form of Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K
                                    dated December 29, 1997)
    10.22                  -        Asset Purchase Agreement dated December 31, 1997 among HALIS
                                    Services, Inc., Orthodontic Practice Management System, Inc., Infocure
                                    Corporation, and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 1997)
    10.23                  -        Asset Purchase Agreement dated December 31 1997 between
                                    Communications Wiring and Accessories, Inc. and HALIS Services,
                                    Inc.(incorporated by reference to Exhibit 10.2 to the Company's Current
                                    Report on Form 8-K dated December 31, 1997)
     23.1                  -        Consent of Habif, Arogeti & Wynne, P.C.
     23.2                  -        Consent of Smith, Gambrell & Russell (contained in Exhibit 5.1)

------------------

ITEM 17.  UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 6th day of February, 1998.

                                    HALIS,  INC.


                                    By:/s/ Paul W. Harrison
                                       ----------------------------------------
                                       Paul W. Harrison, Chairman of the Board,
                                       Chief Executive Officer and President
                                       (Principal Executive Officer)

         Each person whose signature appears below constitutes and appoints Paul
W. Harrison his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the following capacities on the dates indicated.

             Signature                                       Title                                       Date
             ---------                                       -----                                       ----
/s/ Paul W. Harrison                                Chairman of the Board,                         February 6, 1998
-----------------------------------          Chief Executive Officer and President
         Paul W. Harrison


/s/ Larry Fisher                              Director, Executive Vice President,
-----------------------------------               Chief Administrative Officer
           Larry Fisher                                   and Secretary                            February 6, 1998



/s/ Harold J. Williams, III                          Chief Financial Officer                       February 6, 1998
-----------------------------------               (Principal Financial Officer)
      Harold J. Williams, III

/s/ James E. Clements                                      Controller                              February 6, 1998
-----------------------------------               (PrincipalAccounting Officer)
         James E. Clements

/s/ Chuck Broes                                             Director                               February 6, 1998
-----------------------------------
           Chuck Broes

                                 EXHIBIT INDEX

      Exhibit                                                                                                     Sequential
      Number                                 Description of Exhibit                                                Page No.
      ------                                 ----------------------                                                --------
      3.1                  -        Certificate of Incorporation, as amended
      3.2                  -        Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-2, effective August 29,
                                    1997)
      4.1                  -        Form of Common Stock Certificate (incorporated by reference to Exhibit
                                    4.1 of the Company's Registration Statement on Form S-18, Reg.  No.  33-
                                    14114-A, filed May 7, 1987, as amended ("Form S-18"))
      5.1                  -        Opinion of Smith, Gambrell & Russell, LLP
     10.1                  -        Employment Agreement dated November 18, 1996, as amended on January
                                    3, 1997, by and between the Registrant HALIS
                                    and Paul W. Harrison (incorporated by
                                    reference to Exhibit 10.1 of the Company's
                                    Annual Report on Form 10-KSB for the year
                                    ended December 31, 1996)
     10.2                  -        Employment Agreement dated November 18, 1996, as amended on January
                                    3, 1997, by and between the Registrant and Larry Fisher (incorporated by reference to Exhibit 10.2 of the Company Annual Report on Form 10-KSB
                                    for the year ended December 31, 1996)
     10.3                  -        Non-Competition and Non-Disclosure Agreement dated May 2, 1997 by and between the Registrant and Joseph H. Neely.
     10.4                  -        Employment Agreement dated June   , 1997 by and between the Registrant
                                    and Harold J. Williams III.
     10.5                  -        Sublease dated January 10, 1997 by and between VeriFone, Inc. and the
                                    Registrant for lease of office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-KSB
                                    for the year ended December 31, 1996)
     10.6                  -        Warrant Agreement, dated November 19, 1996, by and between the
                                    Registrant and SunTrust Bank, Atlanta (incorporated by reference to the
                                    Company's Annual Report on Form 10-KSB for the year ended December
                                    31, 1996)
     10.7                  -        Form of Employee Trade Secret Agreement (incorporated by reference to
                                    Exhibit 10.19 of the Company's Form S-18)
     10.8                  -        License Agreement, dated November 18, 1996, by and between Paul
                                    Harrison Enterprises, Inc. and the Registrant (December 10-KSB, Exhibit
                                    10.6)
     10.9                  -        Form of Note Purchase Agreement (incorporated by reference to Exhibit
                                    10.7 to the Company's Registration Statement on Form S-2 effective August
                                    29, 1997)
    10.10                  -        Amended and Restated Agreement and Plan of Merger and Reorganization,
                                    dated as of December 13, 1995 and amended and restated as of March 29,
                                    1996 and as further amended on September 27, 1996, among Fisher
                                    Business Systems, Inc., AUBIS, L.L.C., AUBIS Hospitality Systems, Inc.,
                                    AUBIS Systems Integration, Inc., and certain persons and affiliates of
                                    AUBIS, L.L.C. (incorporated by reference from the Company's Current
                                    Report on Form 8-K dated November 19, 1996)
    10.11                  -        Agreement and Plan of Merger and Reorganization, dated as of January 10,
                                    1997, among HALIS, Inc. and The Compass Group, Inc., Compass
                                    Acquisition Co. and Debra B. York (incorporated by reference from the
                                    Company's Current Report on Form 8-K dated January 10, 1997)


                                 EXHIBIT INDEX

    Exhibit                                                                                                       Sequential
    Number                                   Description of Exhibit                                                Page No.
    ------                                   ----------------------                                                --------
    10.12                  -        Agreement and Plan of Merger and Reorganization, dated as of January 24,
                                    1997, among HALIS, Inc., SMG Acquisition Co., Software Manufacturing
                                    Group, Inc., and the shareholders of Software Manufacturing Group, Inc.
                                    (incorporated by reference from the Company's Current Report on Form
                                    8-K dated January 24, 1997)
    10.13                  -        Agreement and Plan of Merger and Reorganization, dated as of May 2,
                                    1997, among HALIS, Inc., TG Marketing Systems, Inc., TG Marketing
                                    Systems Acquisition Co., and Joseph H. Neely (incorporated by reference from the Company's Current Report on Form 8-K dated May 2, 1997)
    10.14                  -        Agreement and Plan of Merger and Reorganization, dated as of July 7,
                                    1997, among HALIS, Inc., PRN Acquisition Co., Physicians Resource
                                    Network, Inc., and the sole shareholder of Physicians Resource Network,
                                    Inc. (incorporated by reference from the Company's Current Report on
                                    Form 8-K dated July 7, 1997)
    10.15                  -        Agreement and Plan of Merger and Reorganization, dated as of July 31,
                                    1997, among HALIS, Inc., PhySource Acquisition Co., PhySource Ltd.,
                                    and the shareholders of PhySource Ltd. (incorporated by reference from the
                                    Company's Current Report on Form 8-K dated July 31, 1997)
    10.16                  -        Agreement and Plan of Merger and Reorganization, dated as of January 31,
                                    1997, among HALIS, Inc., ABAS/TPA Acquisition Co., American Benefit
                                    Administrative Services, Inc., Third Party Administrators, Inc., and the
                                    shareholders of American Benefit Administrative Services, Inc. and Third
                                    Party Administrators, Inc. (incorporated by reference from the Company's
                                    Current Report on Form 8-K dated January 31, 1997)
    10.17                  -        401(k) Plan of Registrant adopted January 1, 1991 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K)
    10.18                  -        Stock Purchase Agreement, dated as of March 29, 1996 and amended as of
                                    September 27, 1996, between Fisher Business Systems, Inc., HALIS,
                                    L.L.C., Paul W. Harrison and James Askew  (incorporated by reference to
                                    Exhibit 2.2 to the Company's Current Report on Form 8-K dated November
                                    19, 1996)
    10.19                  -        1996 Stock Option Plan of the Company (incorporated by reference to
                                    Exhibit 10.20 of the Company's Annual Report on Form 10-KSB for the
                                    year ended January 31, 1996)
  10.19.1                  -        Amendment No. 1 to 1996 Stock Option Plan
  10.19.2                  -        Amendment No. 2 to 1996 Stock Option Plan
    10.20                  -        Form of 4% Convertible Debenture (incorporated by reference to Exhibit
                                    4.1 of the Company's Current Report on Form 8-K dated December 29,
                                    1997)
    10.21                  -        Form of Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K
                                    dated December 29, 1997)
    10.22                  -        Asset Purchase Agreement dated December 31, 1997 among HALIS
                                    Services, Inc., Orthodontic Practice Management System, Inc., Infocure
                                    Corporation, and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 1997)
    10.23                  -        Asset Purchase Agreement dated December 31 1997 between
                                    Communications Wiring and Accessories, Inc. and HALIS Services,
                                    Inc.(incorporated by reference to Exhibit 10.2 to the Company's Current
                                    Report on Form 8-K dated December 31, 1997)
     23.1                  -        Consent of Habif, Arogeti & Wynne, P.C.
     23.2                  -        Consent of Smith, Gambrell & Russell (contained in Exhibit 5.1)